SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 24, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

COPEL
Companhia Paranaense de Energia

MANAGEMENT'S PROPOSAL AND
MANUAL FOR PARTICIPATION IN GENERAL MEETINGS

70th Annual General Meeting

April 24, 2025

CPLE B3 LISTED N2 | ISE B3 IBOVESPA B3 | IDIVERSA B3 ICO2 B3 | 25 ELP LISTED NYSE | XCOP

TABLE OF CONTENTS

I. Message from the Management

Dear Shareholder:

It is with immense pleasure that I present to you this document containing the Management's Proposal and Manual for participation in General Shareholders' Meetings of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This document has been prepared based on Copel's Corporate Governance policy, which is founded on transparency, equity, accountability and corporate responsibility.

The Proposal aims to present, in a clear and brief way, information related to the Company's Shareholders' Meeting, offering contributions that help the understanding of the proposals for resolution, encouraging the participation of shareholders in the events on the Company's corporate agenda.

The matters to be presented for resolution of shareholders as well as the types of shares granting the right to vote on each item of the agenda are described in the Call Notice and in the Management's Proposal for the Annual Shareholders' Meeting - AGM.

Copel's 70th AGM will be called to take place, on first call, on April 24, 2025, at 2pm, and will be held exclusively digitally, with the participation of its shareholders virtually, through the Ten Meetings digital platform, without prejudice to the possibility of exercising the vote by means of a Distance Voting Ballot.

It is also important to mention that the Meeting will be attended, among others, by members of the Executive Board and representatives of the Supervisory Board, the Statutory Audit Committee and the independent auditor, who will be in a position to provide additional clarifications on the matters on the agenda, in accordance with their respective duties.

Your participation is very important, considering that issues relevant to the Company and its shareholders will be dealt with in this Meeting.

Yours sincerely,

Marcel Martins Malczewski
Chairman of the Board of Directors

II. GUIDANCE FOR PARTICIPATION IN THE ANNUAL GENERAL MEETING

Copel's shareholders may take part in the Annual General Meeting - AGM:

(i) via Ballot Paper, made available to shareholders on the following websites: the Company's (ri.copel.com), B3 S.A. - Brasil, Bolsa, Balcão - B3 and Brazilian Securities and Exchange Commission - CVM; or

(ii) via Digital Platform, which may be accessed personally or by a duly appointed proxy, pursuant to CVM Resolution no. 81/2022 - RCVM 81, as described below.

Participation via Ballot Paper

In order to facilitate and encourage the participation of its shareholders, Copel will adopt the remote voting system under the terms of RCVM 81, allowing its Shareholders to send distance voting ballots through their respective custody agents, the Bookkeeping Agent (Itaú Corretora de Valores S.A.) or directly to the Company, in accordance with the following guidelines:

Distance voting ballots have been made available on Copel's website (ri.copel.com) and on the CVM's (gov.br/cvm) and B3's (b3.com.br) websites, in printable and manually fillable versions.

Shareholders who choose to exercise their right to vote at a distance may *(a)* fill out and send the voting form directly to the Company, or *(b)* transmit the filling out instructions to qualified service providers, according to the guidelines below:

- ***Exercise of voting rights through service providers - Remote voting system***

  Shareholders who choose to exercise their voting rights remotely through service providers must transmit their voting instructions to their respective custody agents or through B3's Central Depository or, if the shares are in a book-entry environment, through the book-keeper, in compliance with the rules determined by the latter.

  To this end, shareholders must contact their custody agents, access B3's Central Depository or contact the bookkeeping agent and check the procedures they have established for issuing voting instructions via ballot paper, as well as the documents and information they require to do so.

  The Ballot Papers must be sent to the custody agent, to the Central Depositary of B3 or to the bookkeeping agent, as applicable, in accordance with the procedures established by them, by April 20, 2025 or another specific date indicated by them.

- ***Shareholder sending the ballot directly to the Company***

  The shareholder who chooses to exercise his/her voting right at a distance directly to the Company should, preferably, send a digitalized copy of the ballot and the pertinent documentation to the following e-mail address: ri@copel.com.

  Alternatively, the shareholder may send the physical copy of the ballot paper and pertinent documentation to Copel's head office at Rua José Izidoro Biazetto nº 158, Bloco A, Bairro

Campo Comprido, CEP 81200-240, Curitiba - PR, Brazil, Finance and Investor Relations Office, at its Shareholders and Capital Market Regulatory Duties Division.

For the voting form to be considered valid, it is essential that:

(i) all of its fields are duly filled out;

(ii) all of its pages are initialed; and

(iii) at the end, the shareholder or his/her legal representative, as the case may be and according to the terms of the legislation in effect, has signed the form, and that it is accompanied by a copy of the following documents:

(a) **for natural person shareholders:** identity document with photo of the shareholder and/or his representative, as case may be;

(b) **for legal entity shareholders:**

- last consolidated bylaws or articles of incorporation and the corporate documents that prove the legal representation of the shareholder; and
- identity document with a photo of the legal representative; and

(c) **for investment funds:**

- last consolidated regulation of the fund;
- bylaws or articles of incorporation of its administrator or manager, as the case may be, observed the voting policy of the fund;
- corporate documents that prove the powers of representation; and
- identity document with a photo of the legal representative.

The documents must be received by the Company, in full order, within four days prior to the date of the General Meeting, that is, by **April 20, 2025 (inclusive),** pursuant to article 27 of CVM Resolution no. 81/2022. Ballots received by the Company after this date will not be considered.

Within three days from the date of receipt, Copel will inform the shareholder if the documents sent are sufficient for the vote to be valid or of the need for rectification, under the terms of CVM Resolution no. 81/2022.

Exceptional situations

In addition, the Company informs that:

(i) in case of receipt of divergent ballot papers for a same CPF or CNPJ number, received directly by the Company and by the bookkeeping agent, the ballot sent by the bookkeeping agent will prevail, pursuant RCVM 81;

(ii) in the event of receipt of divergent ballot papers for the same CPF or CNPJ number,

received directly by the Company or by the Central Depositary, the ballots from the Central Depositary shall prevail, pursuant to RCVM 81;

(iii) when the Central Depositary receives divergent voting instructions for a same CPF or CNPJ, both will be disregarded, pursuant to RCVM 81;

(iv) once the period for receiving remote voting has expired, the shareholder will not be able to change the voting instructions, except at the General Meeting itself; and

(v) in the event of adjournment of the meeting, the voting instructions will be considered normally, as well as in its holding on second call, provided that the adjournment is less than 30 days from the initially scheduled date, pursuant to RCVM 81.

Participation via Digital Platform

The Annual General Meeting shall be held exclusively in digital mode, with the shareholders taking part virtually.

For participation via *Ten Meetings* digital platform, up to 2 days prior to the event, that is, **April 22, 2025**, the shareholder must necessarily acess **https://assembleia.ten.com.br/539167961**, fill in all the registration data and attach all the necessary documents to enable his participation and/or vote at the Assembly.

- **Natural person shareholder:**

(a) valid identification with photo of the shareholder or proxy, if applicable;
(b) instrument granting powers to a third party, in case the shareholder participates represented by proxy; and
(d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

- **Legal entity shareholder:**

(a) valid identification with photo of the legal representative;
(b) documents proving representation, including a copy of the minutes of the election of the director(s) who represent the shareholder attending the Meeting or who, as the case may be, grant(s) the power of attorney to attend the Meeting, and the power of attorney;
(c) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the AGM.

- **Investment fund:**

(a) valid identification document with photo of the legal representative;
(b) the fund's current regulations;
(c) the articles of association or bylaws of its manager or administrator, as the case may be, in compliance with the fund's voting policy;
(d) documents proving representation, including a copy of the minutes of the election of the administrator(s) of the manager or administrator who will attend the Meeting or who, as the case may be, will grant the power of attorney to attend the Meeting, and the power of attorney; and
(e) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the AGM.
For participation through a proxy, the granting of representation powers must have taken place

less than one (1) year before, pursuant to art. 126, § 1 of Law 6,404/1976 (Brazilian Corporate Law).

Additionally, in compliance with the provisions of art. 654, §1 and §2 of the Civil Code, the power of attorney must contain an indication of the place where it was issued, the full qualification of the grantor and the grantee, the date and the purpose of the grant, with the designation and extension of the powers granted, and the signature of the grantor.

The formalities of signature confirmation, authentication, notarization, consularization, apostille or sworn translation are exceptionally waived with in relation to the above documents. It should be noted that documents in Portuguese, English and Spanish are also exempt from free translation. In such cases, the shareholder is responsible for the veracity and integrity of the documents submitted.

Copel's natural person shareholders can only be represented at the Meeting by a proxy who is a shareholder, a Company manager, a lawyer or a financial institution, as provided for in article 126, paragraph 1 of the Brazilian Corporate Law. The legal entities that are shareholders of the Company may be represented by an attorney-in-fact appointed in accordance with their articles of association or bylaws and according to the rules of the Civil Code, without the need for such person to be a Company manager, shareholder or attorney-in-fact (Proc. CVM RJ2014/3578; j. 4.11.2014).

Copel will analyze the information and documents received and will approve the registration. The shareholder will receive an email at the registered address indicating the approval or rejection of the registration, and, in the latter case, if applicable, guidelines for the regularization of the registration. In the case of proxy/representative, he will receive an individual e-mail regarding the qualification status of each registered shareholder, and should provide, if necessary, document complementation.

The proxy that may represent more than one shareholder will only be able to vote at the meeting for the shareholders whose qualification has been confirmed by the Company.

It should be noted that the registration confirmation e-mail, as well as the reminder for the Meeting, will be sent exclusively to the e-mail address informed in the participation registration.

Under the terms of article 6, §3 of RCVM 81, the access to the Digital Platform will not be admitted by shareholders (directly or via proxies) who do not register through the link **https://assembleia.ten.com.br/539167961** and/or fail to attach the necessary participation documents within the term provided herein (until **April 22, 2025,** without delay).

Failure to receive registration

If the shareholder (or his/her proxy, as the case may be) has not received the confirmation of his/her registration, he/she should contact the Company, through the e-mail ri@copel.com or by telephone +55 (41) 3331- 4011 within 2 (two) hours before the start time of the Meeting, so that the guidelines can be forwarded to him/her.

In the event of the need for documentary supplementation and/or additional clarifications regarding the documents sent for the purposes of registration of participation, the Company will contact the shareholder (or their respective proxy, as the case may be) to request such documentary supplementation and/or additional clarifications in a timely manner, allowing the confirmation of the registration within the period referred to above.

Login information and guidelines to access the Digital Platform

- ***Login information:*** After the qualification is confirmed by the Company as to the verification of the regularity of the representation documents sent in the terms above, an e-mail will be forwarded to each shareholder (or their respective proxy, as the case may be) that has made the regular registration of participation, containing the information and guidelines to log into the Digital Platform.

- ***Confidentiality:*** The information and guidelines for access to the Digital Platform, including, but not limited to, the access password, are unique and non-transferable, and the shareholder (or his/her respective proxy, as the case may be) takes full responsibility for the possession and confidentiality of the information and guidelines transmitted to him/her by Copel under the terms of this Proposal.

- ***Shareholders' responsibilities:*** While using the Digital Platform, shareholders commit to:
  (i) use the logins and passwords registered solely and exclusively for the remote monitoring and/or voting on the Meeting,
  (ii) not transfer or disclose, in whole or in part, the logins and passwords registered to any third party, shareholder or not, being the invitation non-transferable, and
  (iii) not record or reproduce, in whole or in part, nor transfer, to any third party, shareholder or not, the content or any information transmitted by virtual means during the Meeting.

- ***Technological requirements:*** To access the Digital Platform, the following are required:
  (i) computer or smartphones with camera and audio that can be enabled; and
  (ii) internet access connection of at least 10mb.

- ***Compatible browsers:*** Google Chrome, Edge or Safari

- ***Incompatible browsers:*** Mozilla Firefox is not compatible with the Digital Platform.

- ***VPN and cameras:*** It is recommended that the shareholder disconnect any VPN or platform that may be using his camera before accessing the Digital Platform.

- ***Smartphone:*** Although the platform is compatible with all operating systems, and can also be accessed via smartphone, it is recommended that the shareholder use a computer, to have a better view of the event, giving preference to a Wi-Fi network for a more stable connection.

- ***Recording:*** There will be a full recording of the Meeting, as required by item II, Paragraph 1, Article 28, of RCVM 81.

- ***Attendance and signing:*** The duly registered shareholder who participates in the Meeting by digital means will be considered present, being able to exercise his respective voting rights, and sign the respective minutes, pursuant RCVM 81.
- ***Connectivity issues:*** The Company is not responsible for any operational or connectivity problems that the shareholder may face, as well as for any other issues beyond the Company's control that may make it difficult or impossible for the shareholder to participate in the General Meetings by digital means.

Holders of ADRs

The financial depositary institution of American Depositary Receipts - ADRs in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Convening of the General Meetings

Under the terms of article 135, *caput,* of the Corporation Law, for the General Meetings to be convened, on first call, it will be necessary for shareholders and/or their legal representatives holding an interest corresponding to at least 1/4 of the Company's voting capital to be in a position to attend.

If the aforementioned percentage is not reached, a new call will be made at least eight days in advance, after which the Annual Meeting will be held if any number of shareholders is present.

Voting Rights

Pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (ten percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Approval of the Matters on the Agenda

Pursuant to article 129 of the Brazilian Corporate Law, the resolutions of the General Shareholders' Meetings, subject to the exceptions provided for by law, shall be taken by absolute majority of votes, disregarding abstentions.

Final Guidelines

Should there be any doubt concerning the Extraordinary General Meeting procedures and deadlines, please contact the Shareholders and Capital Market Regulatory Duties Division at (+55) (41) 3331- 4011 or through the e-mail address ri@copel.com.

III. CALL NOTICE

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Annual General Meeting to be held exclusively in digital mode, pursuant to art. 124 of Law no. 6404/76 - Brazilian Corporate Law and CVM Resolution no. 81/2022 - RCVM 81, on April 24, 2025, at 2 p.m., on first call, and will therefore be considered to be held at the Company's headquarters, via Ten Meetings digital platform (https://assembleia.ten.com.br/539167961), to decide on the following agenda:

1. Annual Management Report and Financial Statements for fiscal year 2024;
2. Management's proposal for the Capital Budget for fiscal year 2025;
3. Management's proposal for the allocation of net profit for 2024 and distribution of dividends;
4. Establishment of the global compensation of the Company's managers for fiscal year 2025;
5. Establishment of the number of members of the Board of Directors;
6. Separate election of a member of the Board of Directors, by vote of the holders of preferred shares, in compliance with article 141, paragraph 4, item II of Law no. 6404/76;
7. Election of the slate to constitute the Board of Directors, by vote of the holders of ordinary shares, in accordance with the Company's Bylaws; and
8. Resolution on the compliance of the elected members of the Board of Directors with the independence criteria established in RCVM 81.

Documents referring to the matters to be discussed at the Annual General Meeting, including the Management's Proposal and the Manual for Participation in General Shareholders' Meetings, are available for shareholders' consultation at the Company's headquarters as well as on its website (ri.copel.com).

The General Meeting shall be carried out exclusively in digital mode, so the Company's shareholder may take part:

(a) through a ballot paper, the template for which is available to shareholders on the following websites: the Company's (ri.copel.com), Brasil, Bolsa, Balcão - B3 and Brazilian Securities and Exchange Commission (CVM); or

(b) via digital platform (Ten Meetings), which shall be accessed personally or by a dully appointed proxy, according to CVM Resolution no. 81/2022.

Shareholders may participate in the Meeting whether or not they have sent in the ballot paper. If they have sent it and choose to also participate in the Meeting, they may change the votes cast via Ballot by expressing this decision at the beginning of the Meeting.

The Ballots may be sent, under the terms of CVM Resolution 81/2022, through the shareholders' custody agents, to the Central Depositary of B3 or, if the shares are in a book-entry environment, to the bookkeeper (Itaú Corretora de Valores S.A.) or, also, directly to the Company, in accordance with the guidelines set out in the Proposal, by April 20, 2025 or, in the case of service providers, within the period respectively set by them.

To participate in the Meeting via Digital Platform, up to 2 days before the Assembly is held, that

is, until April 22, 2025, the shareholder must access the Ten Meetings platform (https://assembleia.ten.com.br/539167961), fill in all the registration data and attach all the documents necessary for their qualification to participate and/or vote in the Meeting:

- **Natural Person Shareholder:**
  a) valid identification document with photo of the shareholder and the proxy, if applicable;
  b) instrument granting powers to a third party, if the shareholder participates through a proxy; and
  c) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

- **Legal Entity Shareholder or Investment Fund:**
  a) valid identification document with photo of the legal representative;
  b) documents proving representation, including a copy of the minutes of the election of the director(s) who represent the shareholder attending the Meeting or who, as the case may be, grant(s) the power of attorney to attend the Meeting, and the power of attorney;
  c) in the case of an investment fund, copies of:
    i. regulations of the fund in effect;
    ii. the articles of association or bylaws of its manager or administrator, as the case may be, in compliance with the fund's voting policy; and
  d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

For participation by proxy, the granting of powers of representation must have taken place less than one year previously, pursuant to article 126, paragraph 1 of the Corporate Law.

In addition, in compliance with the provisions of article 654, paragraph 1 and paragraph 2 of the Civil Code, the power of attorney must contain an indication of the place where it was given, the full qualifications of the grantor and the grantee, the date and purpose of the grant with the designation and extent of the powers conferred, containing the signature of the grantor.

Natural persons who are shareholders of Copel may only be represented at the Meeting by a proxy who is a shareholder, officer of the Company, lawyer or financial institution, as provided for in art. 126, §1 of the Brazilian Corporate Law. Legal entities that are shareholders of the Company may be represented by a proxy appointed in accordance with their articles of association or bylaws and in accordance with the rules of the Civil Code, without the need for such person to be an officer of the Company, a shareholder or a lawyer (Proc. CVM RJ2014/3578, j. 4.11.2014)

Shareholders who fail to register and/or report the absence of receipt of access instructions in the manner and within the time limits set out above and in the Proposal will not be able to participate in the Meeting. On the date of the Meeting, the shareholder's attendance will only be recorded by accessing the electronic system, in accordance with the instructions and within the times and deadlines published by the Company.

As provided for in §1 of art. 141 of the Brazilian Corporate Law, art. 5 of RCVM 81 and arts. 1

and 3 of CVM Resolution 70/2022 - RCVM 70, shareholders holding, individually or jointly, shares representing at least 5% of the total voting share capital may, by means of written notification delivered to the Company up to 48 hours before the Meeting, adopt the multiple voting procedure for the election of members of the Board of Directors.

When calculating the percentage required to request the adoption of the multiple voting procedure, the shares issued by the Company and held in treasury must be excluded (CVM Cases RJ2013/4386 and RJ2013/4607, judged on November 4, 2014).

In addition, as provided for in article 161, paragraph 2, of the Brazilian Corporate Law, along with RCVM 70, shareholders who jointly represent 1% of the Company's non-voting shares are entitled to set up the Supervisory Board.

Under the terms of RCVM 81, additional information and instructions for accessing the Digital Platform and/or sending the Ballots can be found in the Proposal.

Curitiba, March 24, 2025

Marcel Martins Malczewski
Chairman of the Board of Directors

Publication
This Call Notice will be published, pursuant to the Brazilian Corporate Law, in the newspaper Valor Econômico as from March 25, 2025, being also available on the Company's website (ir.copel.com).

IV. MANAGEMENT'S PROPOSAL

In order to facilitate the understanding and the attendance of the Shareholders to the Meetings called herein, below are explanations from the Company's Management about the item to be subject to resolution at the Extraordinary General Meeting, for the exercise of informed voting.

***

1. ANNUAL MANAGEMENT REPORT AND FINANCIAL STATEMENTS FOR FISCAL YEAR 2024

Clarifications

The accounts of the Directors are instrumented by the Annual Management Report and the Financial Statements for the fiscal year ending December 31, 2024 - DFs 2024 prepared by the Executive Board

The Annual Management Report contains information on the macroeconomic scenario and the company's financial performance and operations, with comments on the main accounts of the income statement for the year, as well as information related to employees, social responsibility, capital markets and corporate governance, among others.

The 2024 financial statements, on the other hand, express the company's economic and financial situation and the changes in its equity in the year ending December 31, 2024. By analyzing the 2024 Financial Statements, it is possible to assess the company's equity situation, liquidity ratios, level of profitability and degree of indebtedness for that year.

The Annual Management Report was prepared in accordance with CVM guidelines and contains, where applicable, the following minimum information required by the Brazilian Corporate Law, among which the following stand out: (1) information on the acquisition of debentures issued by the company (article 55, § 3, I, of the Brazilian Corporate Law); (2) information on the policy for reinvesting profits and distributing dividends set out in the shareholders' agreement (article 118, § 5, of the Brazilian Corporate Law); (3) a description of the company's business and the main administrative facts that occurred during the year (article 133, I, of the Corporate Law); (4) a list of investments in affiliated and/or controlled companies, showing the changes that occurred during the year (article 243, of the Corporate Law); and (5) information on the services provided by the independent auditor.

It is important to mention that the Company's 2024 financial statements were prepared in accordance with accounting practices adopted in Brazil, which include those in Brazilian corporate law, the pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee - CPC, approved by the Brazilian Securities Commission - CVM and the Federal Accounting Council - CFC, and the International Financial Reporting Standards - IFRS. Copel's 2024 financial statements mainly consolidate electricity companies and are therefore presented in accordance with the recommendations of the specific legislation applied to concessionaires of this public service.

The Annual Management Report and the 2024 Financial Statements were prepared by the Executive Board, submitted for **i.** analysis by the Statutory Audit Committee, **ii.** appraisal by the Board of Directors and **iii.** opinion of the Supervisory Board, and their submission to the shareholders was approved.

In addition, Copel's 2024 financial statements were audited and obtained a favorable opinion from the company's independent auditors, PricewaterhouseCoopers Auditores Independentes Ltda. - PwC.

The Statutory Audit Committee's analysis, the Supervisory Board's opinion and the Independent Auditor's report, as well as the other documents listed in the following paragraph, are attached to the Financial Statements.

In order to deliberate on this item, we hereby inform you that the following documents have been made available to shareholders at the Company's headquarters and on the Company's websites (ri.copel.com), B3 and CVM: **i.** Management Report; **ii.** Financial Statements; **iii.** Opinion of the Independent Auditors; **iv.** statement in which the Executive Board agreed **a)** with the final version of the 2024 Financial Statements, already taking into account the revisions made by the independent auditors, and **b)** with the opinion of the External Audit; **v.** summarized annual report and opinion of the Statutory Audit Committee; **vi.** capital budget proposal; and **vii.** minutes of the meeting in which the Supervisory Board gave its opinion on the Financial Statements, accompanied by the respective opinion, for the 2024 financial year.

Regarding this matter, this proposal presents the Management Comments on the Company's financial situation, in the form of Section 2 of the Reference Form, as provided for in article 10, III, of RCVM 81 (**Annex I**).

Therefore, based on the documents and information provided, the Board of Directors proposes that the General Meeting fully approve the management accounts and the Annual Management Report for the fiscal year ending December 31, 2024, as well as the Company's 2024 financial statements.

Voting rights

In this item of the agenda, **shareholders holding ordinary shares** have the right to vote. Pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (10 percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Approvals

This matter was considered by the Board of Directors at its 259th Ordinary Meeting, on February 27, 2025.

2. MANAGEMENT'S PROPOSAL FOR THE CAPITAL BUDGET FOR FISCAL YEAR 2025

Clarifications

Under the terms of article 196 of the Brazilian Corporate Law, the General Meeting may decide to withhold a portion of the net profit for the year in order to implement a capital budget previously approved by it, and approval may be given by the Annual General Meeting that resolves on the financial statements for the previous year.

To this end, the Company's Management proposes that the Meeting approve the capital budget for the 2025 fiscal year, in the total amount of R$3,029,115,620.00 (three billion, twenty-nine million, one hundred and fifteen thousand, six hundred and twenty reais). Among other sources, the capital budget provides for the retention of a portion of the net profit for the year in the amount of R$1,059,836,046.01 (one billion, fifty-nine million, eight hundred and thirty-six thousand, forty-six reais and one cent) as part of the resources for implementing the capital budget. A copy of the proposed capital budget, comprising all the Company's sources of funds and fixed and current capital investments for the 2025 financial year, is attached as **Annex II** to this Proposal.

For this reason, the Board of Directors proposes full approval of the proposed capital budget for the 2025 fiscal year.

Voting rights

In this item of the agenda, **shareholders holding ordinary shares** have the right to vote. Pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (10 percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Approvals

This matter was considered by the Board of Directors at its 259th Ordinary Meeting, on February 27, 2025.

3. MANAGEMENT'S PROPOSAL FOR THE ALLOCATION OF NET PROFIT FOR 2024 AND DISTRIBUTION OF DIVIDENDS

Clarifications

The allocation of income consists in determining the portions of net income that will be appropriated to profit reserves, legal and statutory, or that will be distributed as dividends.

Under the terms of article 196 of Brazilian Corporate Law, the General Meeting may decide to withhold part of the net income of the year to execute a previously approved capital budget, being possible to approve it by the Annual General Meeting that deliberates on the financial statements

of the previous year.

From the net income for the fiscal year 2024, calculated in accordance with the Brazilian Corporation Law, in the amount of **R$2,809,630,648.03** (two billion, eight hundred and nine million, six hundred and thirty thousand, six hundred and forty-eight reais and three cents), the Board of Executive Officers proposes the following appropriations:

a) R$140,481,532.40 (one hundred and forty million, four hundred and eighty-one thousand, five hundred and thirty-two reais and forty cents), equivalent to 5% of the net income from 2024, to create the Legal Reserve, in accordance with article 193 of *Br* and with Article 86, paragraph 2, item II, of the Company's Bylaws;

b) R$33,364,330.35 (thirty-three million, three hundred and sixty-four thousand, three hundred and thirty reais and thirty-five cents) are added to the adjusted net income due to the realization of the equity valuation reserve, resulting from the effects of the application of the deemed cost on the initial adoption of Technical Pronouncement CPC 27 for fixed assets;

c) R$485,111,571.96 (four hundred and eighty-five million, one hundred and eleven thousand, five hundred and seventy-one reais and ninety-six cents) already deliberated in the 254th Ordinary General Meeting of September 11, 2024, which approved, in accordance with the Bylaws and the Dividend Policy, the distribution of earnings paid on November 29, 2024, imputed to the mandatory dividend, as follows: Interest on own capital - JSCP in the gross amount of R$283,000,000.00 (two hundred and eighty-three million reais), of which R$0.08981113 per common share - ON; R$0.09879225 per class "A" preferred share - PNA; R$0.09879225 per class "B" preferred share - PNB and Dividends in the amount of R$202,111,571.96 (two hundred and two million, one hundred and eleven thousand, five hundred and seventy-one reais and ninety-six cents), of which R$0.06414087 per common share - ON; R$0.07055498 per class "A" preferred share - PNA; R$0.07055498 per class "B" preferred share - PNB, to be confirmed by the Annual General Meeting.

d) R$485,111,571.96 (four hundred and eighty-five million, one hundred and eleven thousand, five hundred and seventy-one reais and ninety-six cents) already resolved at the 253rd Extraordinary Meeting of the Board of Directors on November 25, 2024, which approved, in accordance with the Bylaws and the Dividend Policy, the distribution of dividends in the form of Interest on Equity - JSCP, the payment of which took place on December 23, 2024, being R$0.15395195 per common share - ON; R$0.16934727 per class "A" preferred share - PNA; R$0.16934727 per class "B" preferred share - PNB, to be confirmed by the Annual General Meeting;

e) R$672,454,256.05 (six hundred and seventy-two million, four hundred and fifty-four thousand, two hundred and fifty-six reais and five cents) as a supplementary dividend, in accordance with the provisions of the Bylaws, the Dividend Policy and for resolution at the Annual General Meeting; and

f) R$1,059,836,046.01 (one billion, fifty-nine million, eight hundred and thirty-six thousand, forty-six reais and one cent) for the constitution of a retention of profits reserve, whose purpose is to

ensure the Company's investment program, as established in article 196 of Brazilian Corporate Law.

Considering the sum of the amounts already distributed and imputed to the mandatory dividend for the year under the terms of items '(c)' and '(d)' above, plus the amount proposed as a supplementary dividend under the terms of item '(e)', the minimum level set out in article 87 of the Bylaws to be distributed as a mandatory dividend for the year is exceeded, equivalent to 25% of the adjusted net profit for the year after the constitution of the reserves set out in article 86 of the Bylaws, the amount of which would be R$675,828,361.50 (six hundred and seventy-five million, eight hundred and twenty-eight thousand, three hundred and sixty-one reais and fifty cents).

The Management also clarifies that the 253rd Extraordinary Meeting of the Board of Directors of November 25, 2024 resolved the distribution of JSCP in the gross amount of **R$114,888,428.04** (one hundred and fourteen million, eight hundred and eighty-eight thousand, four hundred and twenty-eight reais and four cents), based on the retained earnings reserve for previous years not capitalized, the payment of which took place on December 23, 2024, being R$0.03646027 per common share - ON; R$0.04010632 per preferred share class "A" - PNA; R$0.04010632 per preferred share class "B" - PNB, to be ratified by the Meeting.

In addition to the above amount, extraordinary dividends of **R$577,570,303.99** (five hundred and seventy-seven million, five hundred and seventy thousand, three hundred and three reais and ninety-nine cents) are being proposed, based on a reserve of retained earnings from previous years that have not been capitalized for resolution at the Meeting.

According to the Company's Dividend Policy, the calculation of dividends in 2024 would be limited to the mandatory minimum of R$675,628,361.50 (six hundred and seventy-five million, six hundred and twenty-eight thousand, three hundred and sixty-one reais and fifty cents), corresponding to 25% of adjusted net income. However, considering the provisions of the Company's Dividend Policy, the management is proposing the declaration of extraordinary dividends.

The gross proceeds of R$2,335,136,132.00 (two billion, three hundred and thirty-five million, one hundred and thirty-six thousand, one hundred and thirty-two reais), less the withholding taxes on the JCP, were allocated to the mandatory dividend for 2024, in accordance with the criteria established in the Company's Bylaws, of which R$1,085,111,571.96 (one billion, eighty-five million, one hundred and eleven thousand, five hundred and seventy-one reais and ninety-six cents) already paid, to be ratified at the Meeting and R$1,250,024,560.04 (one billion, two hundred and fifty million, twenty-four thousand, five hundred and sixty reais and four cents) to be resolved by the Meeting, according to the information below:

Exercício 2024	Proventos pagos				Proventos a serem aprovados na AGO		Total
	JCP	Dividendos	JCP	JCP	Dividendos	Dividendos (R$)	
	Intercalar (R$)	Intercalar (R$)	Intercalar (R$)	Intermediário (R$)	Intermediário (R$)		
Data do pagamento	29/11/2024	29/11/2024	23/12/2024	23/12/2024	15/05/2025	15/05/2025	
Valor total bruto	R$ 282.999.994,47	R$ 202.111.570,97	R$ 485.111.567,55	R$ 114.888.424,79	R$ 677.670.289,71	R$ 672.454.256,76	R$ 2.335.136.103,24
Valor por ação ordinária - ON	0,08981113	0,06414087	0,15395196	0,03646027	0,21381346	0,23519481	R$ 0,79337249
Valor por ação preferencial classe "A" - PNA	0,09879225	0,07055498	0,16934727	0,04010632	0,20200864	0,23519481	R$ 0,81600427
Valor por ação preferencial classe "B" - PNB	0,09879225	0,07055498	0,16934727	0,04010632	0,20200864	0,23519481	R$ 0,81600427
Data posição com direito	30/09/2024	30/09/2024	11/12/2024	11/12/2024	24/04/2025	24/04/2025	

The financial statements for fiscal year 2024 reflect the effects of the accounting records of the destinations previously specified, based on the assumption of their approval by the General Meeting, as established in paragraph 3 of article 176 of Law no. 6404, of December 15, 1976.

Payment of profit sharing and productivity incentives: Federal Law no. 10,101, of December 19, 2000, as well as State Decree no. 1978, of December 20, 2007 and following alterations, regulate the participation of employees in the Company's profits, as an instrument of integration between capital and labor and as an incentive to productivity, pursuant to Article 7, item XI of the Constitution of the Republic. In compliance with this legislation, the Executive Board proposes the distribution, as **profit sharing**, of **R$125,098,708.08** (one hundred and twenty-five million, ninety-eight thousand, seven hundred and eight reais and eight cents) to be paid to employees of the Parent Company and its wholly-owned subsidiaries. Such participation is provisioned for in the financial statements for 2024, specifically under "personnel expenses".

It is proposed that the dividends presented herein, if approved, be paid in national currency until the end of the 2025 financial year, in installments and on dates to be determined by the Company's Board of Directors.

The amounts to be declared as dividends will not be subject to monetary restatement or remuneration between the date of declaration and actual payment.

Dividends are also exempt from income tax, in accordance with articles 10 of Law 9,249/95 and 72 of Law 12,973/14.

For a better understanding of the proposed allocation of the Company's net profit, **Annex II** contains the minimum information set out in Annex A of RCVM 81

Voting rights

In this item of the agenda, **shareholders holding ordinary shares** have the right to vote. Pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (10 percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Approvals

This matter was considered by the Board of Directors at its 259th Ordinary Meeting, on February 27, 2025.

4. ESTABLISHMENT OF THE GLOBAL COMPENSATION OF THE COMPANY'S MANAGERS

Clarifications

In accordance with article 152 of Federal Law 6,404/1976, the General Meeting defines the annual remuneration of directors and members of statutory committees.

In 2024, the Management proposed to the General Meeting the approval of an amount for directors' remuneration that included the implementation of the new directors' remuneration strategy in a phased manner, which provided for the review of the fixed portion and the short-term variable portion, as well as the adoption of a long-term incentive (ILP), the latter consisting of a Restricted Shares and Performance-Based Restricted Shares Granting Plan, which was approved by the 210th EGM on April 22, 2024.

The goal of the review was to improve the remuneration practices aiming at: **(i)** aligning the interests of executives and key positions with long-term strategic goals, promoting a direct connection between the remuneration strategy and the Company's sustainable success; **(ii)** linking a significant portion of the remuneration to the generation of value for the Company; **(iii)** stimulating an organizational culture of meritocracy and high performance in the Company, recognizing exceptional results and encouraging continuous excellence; and **(iv)** retaining and attracting talent, offering a competitive remuneration package, aligned with the Company's strategy and purpose, which recognizes, rewards and encourages the creation of value for the Company.

To carry out this work, Korn Ferry was hired, a specialized consultancy with a recognized technical approach that has been implemented in large companies of a similar size and activity to Copel.

The implementation of the new remuneration strategy for directors, under the terms approved at the 210th AGM, began in 2024, with a phased approach to be implemented in 2025. One of the main adjustments to this strategy was the change in remuneration components, such as the Executive Board, which now has 30% of its annual remuneration in fixed remuneration compared to 68% in the previous strategy.

Accordingly, the Board of Directors proposes that the Meeting approve the amount that includes the conclusion of the implementation of the new directors' remuneration strategy.

According to **Annex III** to this Proposal, the information on the annual remuneration of the Directors required by article 13, item II, of RCVM 81, is available under the terms of Section 8 of the Reference Form provided for in Annex C of RCVM 80.

Management's Proposal

For 2025, in compliance with RCVM 81, the proposed overall annual limit is of up to R$61,181,672.00 (sixty-one million, one hundred and eighty-one thousand, six hundred and

seventy-two reais). This amount represents a variation of 2% in relation to the limit proposed in the previous year and includes the implementation of the final phase of the new remuneration strategy consisting of a review of fees, provision for short and long-term incentives (ICP and ILP), including those linked to performance targets for members of the Executive Board, as well as the implementation of the final phase of adaptation to market practices for members of the Board of Directors and Statutory Committees, this amount being the overall limit for the remuneration of Directors and members of Statutory Committees to be individualized by the Board of Directors. This figure also includes the impact of the change in the executive body, the creation of a new Office, both of which occurred during 2024, and the possible installation of the Supervisory Board as of the 2025 Annual General Meeting

Subject to the effective resolution of the Board of Directors distributing the remuneration among the bodies, it is estimated a total amount of: **(i)** up to R$9,584,824.68 (nine million, five hundred and eighty-four thousand, eight hundred and twenty-four reais and sixty-eight cents) to be allocated to the Board of Directors; **(ii)** up to R$47,890,344.44 (forty-seven million, eight hundred and ninety thousand reais, three hundred and forty-four reais and forty-four cents) for the Executive Board; **(iv)** up to R$3,183,786.24 (three million, one hundred and eighty-three thousand, seven hundred and eighty-six reais and twenty-four cents) for the Statutory Committees. For the Supervisory Board, if installed, the remuneration would be up to R$522,716.64 (five hundred and twenty-two thousand, seven hundred and sixteen reais and sixty-four cents), subject to approval by the Shareholders' Meeting.

The overall amount proposed covers the period from January 1 to December 31, 2025. It should be clarified that the global amount proposed here already takes into account the amounts to be borne by the Company as a result of the Restricted Share and Performance Share Plan(s) and does not include taxes and contributions that are part of the employer's burden.

Annex III provides comparisons of the remuneration proposal presented here, the proposal for the 2025 financial year, the amounts reported in the Reference Form and the amounts realized in the 2024 financial year.

Voting rights

In this item of the agenda, **shareholders holding ordinary shares** have the right to vote. Pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (10 percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Approvals

This matter was considered by the Board of Directors at its 260th Ordinary Meeting, on March 12, 2025.

5. ESTABLISHMENT OF THE NUMBER OF MEMBERS OF THE BOARD OF DIRECTORS

Article 20, caput, of the Company's Bylaws states that:

"Art. 20 - The Board of Directors shall be composed of a minimum of seven (7) and a maximum of nine (9) full members, elected and dismissed by the General Meeting, all with a unified term of office of two (2) years, with re-election permitted under the terms of Federal Law No. 6,404/1976 and other applicable regulations."

In compliance with the bylaws, the Board of Directors proposes that the Company's Board of Directors, for the term of office that will begin at the Shareholders' Meeting, be composed of nine members - the number currently elected - with a unified term of office of two years.

The number of members proposed is justified, in particular, by the need to reconcile the work agenda with the Company's current challenges, as well as the work of the members of the Board along with statutory and non-statutory advisory committees. In addition, as will be seen in the following section, the proposed composition covers the skills matrix needed to carry out the body's work and duties.

Voting rights

In this item of the agenda, **shareholders holding ordinary shares** have the right to vote. Pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (ten percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Approvals

This matter was considered by the Board of Directors at its 257th Extraordinary Meeting, on March 14, 2025.

6. SEPARATE ELECTION OF A MEMBER OF THE BOARD OF DIRECTORS, BY VOTE OF THE HOLDERS OF PREFERRED SHARES, IN COMPLIANCE WITH ARTICLE 141, PARAGRAPH 4, ITEM II OF LAW NO. 6404/76

Clarifications

Copel's Board of Directors is currently composed of 09 (nine) members, and, according to the Company's Bylaws, the holders of preferred shares who meet the percentages and requirements set out in article 141, §§ 4 and 5 of Federal Law No. 6,404/1976, are guaranteed the right to elect 01 (one) director.

In order for the separate election of preferred shareholders to take place, it is necessary for the

shareholders taking part to hold, without interruption, for a period of at least 3 (three) months immediately prior to the meeting, preferred shares representing 10% (ten percent) of the share capital (article 141, §§ 4 and 6 of Federal Law 6,404/1976).

The Company received the following nomination to the Board of Directors from a preferred shareholder for the 2025/2027 term of office:

• **Geraldo Corrêa de Lyra Junior** - Nominated by BNDES Participações S.A. ("BNDESPar") for a separate election for holders of preferred shares;

The nominees must prove the requirements and the absence of prohibitions for the performance of the position, according to the applicable legislation, besides the additional requirements established in NPC 0315 - Nomination Policy and NAC 030311 - Nomination Standard for Members of Statutory Bodies, by filling out the Registration Form.

For this purpose, the following documents will be required at the time of the candidacy, including those who qualify on the day of the Meeting:

EDUCATIONAL BACKGROUND

- Copy of higher education degree certificate (both sides);
- Copy of post-graduate degree certificate (both sides), if applicable; and
- Copy of professional identity card, if applicable.

PROFESSIONAL EXPERIENCE

- Document of appointment and removal from office if any;
- Declaration of office or employment, if applicable;
- Copy of employment record book (with current position), if applicable;
- Updated curriculum vitae (signed), describing proven professional experience in the areas provided for by law; and
- Other documents that provide proof of professional experience.

OUTROS

- Copy of identity card, containing picture, general registry (RG), tax-payer registry (CPF) numbers and of the Voter's Registration Card;
- Proof or address with name of appointee and current address, no more than 90 (ninety) days old;
- Registration Form duly filled and signed by appointee.

The compliance of the nominee will be verified by the Company through an integrity diligence (background check).

Annexes
Annex IV - Items 7.3 to 7.6 of CVM's Reference Form

Voting rights
On this item of the agenda, only **holders of preferred shares** are entitled to vote

7. ELECTION OF THE SLATE TO CONSTITUTE THE BOARD OF DIRECTORS, BY VOTE OF THE HOLDERS OF ORDINARY SHARES, IN ACCORDANCE WITH THE COMPANY'S BYLAWS

Copel's Board of Directors is a decision-making body, composed (as of decided on the previous item of the agenda) of 9 (nine) members, Brazilian, shareholders, residing in the country and elected by the General Assembly, pursuant to the Brazilian Corporation Law. The Board of Directors has as its main duty the laying down of the overall strategy for the Company business.

Considering the definition of the system for the election of the members of Copel's Board of Directors (election by slates composed of eight candidates, already considering the separate election object of the previous resolution), and considering that so far no other slates have been presented by the Company's shareholders, the Management, under the terms of RCVM 81, nominated for election/re-election, the following members to make up the single slate of the Board of Directors for the 2025/2027 term of office:

Candidates
Marcel Martins Malczewski
Marco Antônio Barbosa Cândido
Viviane Isabela de Oliveira Martins
Pedro Franco Sales
Jacildo Lara Martins
Raul Almeida Cadena
Augusto Cezar Tavares Baião
Moacir Carlos Bertol

The Company's Board of Directors, considering its statutory and regulatory duties, based on the information available, believes that the candidates meet the criteria and requirements set out in NPC 0315 - The Company's Nomination Policy. In addition, the proposed composition covers the skills, experience, conditions of independence and availability of time required to carry out the work and duties of the body.

According to **Annex IV** to this Proposal, information on the candidates for election to Copel's Board of Directors is available under the terms of items 7.3 to 7.6 of the Reference Form provided for in Annex C of RCVM 80.

The nominees must prove the requirements and the absence of prohibitions for the performance of the position, according to the applicable legislation, besides the additional requirements established in NPC 0315 - Nomination Policy by filling out the Registration Form.

For this purpose, the following documents will be required at the time of the candidacy, including those who qualify on the day of the Meeting:

EDUCATIONAL BACKGROUND
- Copy of higher education degree certificate (both sides);
- Copy of post-graduate degree certificate (both sides), if applicable; and
- Copy of professional identity card, if applicable.

PROFESSIONAL EXPERIENCE
- Document of appointment and removal from office if any;
- Declaration of office or employment, if applicable;
- Copy of employment record book (with current position), if applicable;
- Updated curriculum vitae (signed), describing proven professional experience in the areas provided for by law; and
- Other documents that provide proof of professional experience

OTHER
- Copy of identity card, containing picture, general registry (RG), tax-payer registry (CPF) numbers and of the Voter's Registration Card;
- Proof or address with name of appointee and current address, no more than 90 (ninety) days old;
- Registration Form duly filled and signed by appointee.

The compliance of the nominee will be verified by the Company through an integrity diligence (background check).

According to Brazilian Corporate Law, all members of the Board of Directors, in order to take up their positions, must sign a declaration that they are not guilty of any of the crimes provided for by law that prevent them from carrying out business activities, and they must also sign the Term of Office in the appropriate book.

In addition, investiture to these positions is conditioned to the signing of terms of adhesion, by which they undertake to comply with the rules contained therein: **i.** Term of Consent of the Directors (a requirement of B3's Level 2 Corporate Governance Regulation) and **ii.** Terms of Adhesion attached to the Information Disclosure and Confidentiality Policy, the Policy on Trading in Securities Issued by the Company and the Policy on Transactions with Related Parties.

Voting rights

In this item of the agenda, **shareholders holding ordinary shares** have the right to vote. Pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (ten percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.
It is also worth clarifying that, in accordance with the Brazilian Corporate Law, the election of members of the Board of Directors can be carried out by majority vote, multiple voting process or separate vote, as applicable. This Proposal already contemplates the separate voting of a member of the Board of Directors by the Company's preferred shareholders. Therefore, in order

to better understand the dynamics of the election of members of the Board of Directors by majority vote or by multiple voting process, the Company provides the following clarifications.

Majority voting

As a rule, the members of the Board of Directors are elected by majority vote, in which each ordinary share confers one vote to each slate (this being the system approved by the Company's Board of Directors at the Meeting), and the slate that receives the majority of the votes of those present is considered elected, not counting abstentions, under the terms of article 129 of Brazilian Corporate Law.

In order to allow for greater shareholder participation, the chairman of the meeting will put each nominated slate to the vote. Shareholders will then be able to vote in favor, against or abstain individually for each slate.

Thus, when the chairman of the meeting puts the name of a particular slate to the vote, that slate will be considered elected if it receives the majority of votes, disregarding abstentions.

After all the slates have been analyzed and voted on, if none receives the votes corresponding to the majority of the votes cast by the shareholders present (not counting abstentions), a second vote will be held at the Meeting between the slates with the most votes, and the slate that receives more than half of the votes cast in this second vote, not counting abstentions, will be elected.

Multiple Voting

This is an election procedure whereby each share is allocated as many votes as there are positions to be filled on the Board of Directors, with the shareholder having the right to cumulate votes for a single candidate or distribute them among several.

Under the terms of article 291 of the Brazilian Corporate Law and article 3 of CVM Resolution 70, the following scale of shareholding in relation to the share capital figure is applicable to the multiple voting requirement:

Share capital range (R$)	Minimum percentage of voting capital for multiple voting request %
0 to 10.000.000	10
10.000.001 to 25.000.000	9
25.000.001 to 50.000.000	8
50.000.001 to 75.000.000	7
75.000.001 to 100.000.000	6
over 100.000.001	5

Considering that the Company's share capital on this date exceeds R$100,000,001.00 (one hundred million and one reais), the percentage for requesting the adoption of the multiple voting process for the election of the members of the Company's Board of Directors is at least 5% of the share capital.

According to the CVM's understanding in CVM Administrative Proceedings RJ2013/4386 and RJ2013/4607, decided on November 4, 2014, treasury shares must be excluded from any legal percentage based on the number of shares with voting rights.

Thus, the request for multiple voting may be made by a shareholder or group of shareholders holding at least **64,708,940** ordinary, registered, book-entry shares with no par value issued by the Company.

According to the Brazilian Corporate Law, the request for a multiple vote must be made by means of a written notice delivered to the Company no later than 48 hours before the Meeting.

Once the request for multiple voting has been received by the shareholder or group of shareholders representing five percent of the share capital with voting rights, disregarding treasury shares, the Company will publish a "notice to shareholders" informing them of the election of the members of the board of directors through the multiple voting process.

Shareholders who request the adoption of the multiple voting procedure for the election of members of the Board of Directors may withdraw their request at any time, including at the Meeting itself (CVM Case 19957.003630/2018-01.43, decided on October 9, 2018). In the event that, due to the withdrawal of the request, the above criteria are no longer met, the multiple voting procedure will not be adopted.

In compliance with the provisions of article 141, paragraph 1, *in fine*, of Brazilian Corporate Law, the Meeting board will inform the number of votes required to elect a member of the Board of Directors in any scenario under the multiple voting procedure. To calculate the number of votes required to elect a member of the Board of Directors, the following formula will be used:

$$V = \frac{(A \times C)}{(C + 1) + 1}$$

Where:

"V" whole number of votes required to elect a member of the Board of Directors in any scenario.

"A" number of shares entitled to participate in the multiple voting process held by the shareholders present.

"C" number of positions on the Board of Directors to be filled by multiple vote.

As there are no fractions of shares or fractional votes, any fractions will be disregarded.

It should be noted that the number to be reported by the board indicates the number of votes required to elect a member of the Board of Directors in any scenario. However, depending on the actual allocation of votes during the Meeting, it may be possible to elect a board member with a

lower number of votes than that calculated by the formula above.

Pursuant to § 2 of article 141 of Brazilian Corporate Law, in the event of a tie, the positions not filled shall be re-voted on using the multiple vote mechanism. Prior to the vote and scrutiny, the board shall inform the number of votes required to elect a member of the Board of Directors based on the above formula.

Finally, it should be clarified that the votes cast by shareholders who have opted to abstain in the item of prior distribution of votes for the candidates informed in the Ballot, are considered as abstentions in the respective resolution of the Meeting. As such, the votes of these shareholders are not included in the quorum for resolutions and, therefore, these shareholders do not participate in the election of the members of the Board of Directors.

Approvals

This matter was considered by the Board of Directors at its 257th Extraordinary Meeting, on March 14, 2025.

Annexes
Annex IV - Items 7.3 to 7.6 of CVM's Reference Form

8. RESOLUTION ON THE COMPLIANCE OF THE ELECTED MEMBERS OF THE BOARD OF DIRECTORS WITH THE INDEPENDENCE CRITERIA ESTABLISHED IN RCVM 81

Annex K to RCVM80, in its article 7, determines that "the characterization of the appointed person to the Board of Directors as na independent member must be resolved by the General Meeting".

In previous evaluation, the Board of Directors of the Company, in its 257th Extraordinary Meeting, of March 14, 2025, resolved that the nominations of Marcel Martins Malczewski, Marco Antônio Barbosa Cândido, Viviane Isabela de Oliveira Martins, Pedro Franco Sales, Jacildo Lara Martins, Raul Almeida Cadena e Augusto Cezar Tavares Baião for the new term of office meet the criteria of independence, pursuant to article 140, paragraph 2, of Brazilian Corporate Law and Annex K to RCVM 80, being in condition to be sent for deliberation at the Shareholder's Meeting.

At that same Board of Directors meeting, it was noted that **i.** the nominees submitted the information related to items 7.3 to 7.6 of the Company's Reference Form, **ii.** the nominee's presented a declaration that he/she meets the regulatory criteria of independence, and **iii.** the Company carried out the nominees' Background Check process.

Thus, it is proposed to the shareholders to express na opinio on item 8 of the agenda in order to deliberate on the classification of the following members of the Board of Directors as independent members under the terms of the applicable legislation and regulations: Marcel Martins Malczewski, Marco Antônio Barbosa Cândido, Viviane Isabela de Oliveira Martins, Pedro Franco Sales, Jacildo Lara Martins, Raul Almeida Cadena e Augusto Cezar Tavares Baião.

Voting rights

In this item of the agenda, **shareholders holding ordinary shares** have the right to vote. Pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (10 percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Approvals

This matter was considered by the Board of Directors at its 257th Extraordinary Meeting, on March 14, 2025.

Anexo I

a) condições financeiras e patrimoniais gerais

A Companhia Paranaense de Energia ("Copel" ou "Companhia") foi criada em 26 de outubro de 1954, e desde então desenvolveu sua atuação com tecnologia de alta qualidade nas áreas de geração, transmissão, comercialização e distribuição de energia. A Companhia opera um abrangente e eficaz sistema de energia elétrica, com parque gerador próprio de usinas, linhas de transmissão, subestações, linhas e redes elétricas do sistema de distribuição. Além de atuar no Estado do Paraná, a Copel está presente em outros 9 estados brasileiros.

O ano de 2024 foi o primeiro em que a Copel operou inteiramente como uma corporação. Em um período marcado por forte ritmo de trabalho, foram notáveis os avanços a partir da demonstração da nossa capacidade de execução e consistência nas entregas.

Como um marco em nossa cultura organizacional e excelência em todos os níveis, aprovamos no início do ano o Plano de Incentivo de Longo Prazo (Plano de Outorga(s) de Ações Restritas e Ações Restritas de Performance). Acreditamos que esse passa a ser um mecanismo essencial para a atração e a retenção de talentos. E reafirma o nosso compromisso com a criação de valor sustentável para os nossos *stakeholders*.

Outros passos fundamentais marcaram o ano de 2024. Reafirmamos o nosso compromisso com a perenidade e a sustentabilidade do negócio de geração de energia ao renovarmos as concessões das três maiores usinas da Companhia por 30 anos: UHE Governador Bento Munhoz da Rocha Netto (Foz do Areia), UHE Governador Ney Aminthas de Barros Braga (Segredo) e UHE Governador José Richa (Salto Caxias). Esse feito assegura a operação de 64% da nossa atual capacidade instalada até 2054.

Em linha com a nossa diretriz estratégica de foco no nosso core business e na descarbonização do portfólio, efetivamos desinvestimentos estratégicos. Além de gerar valor aos nossos acionistas, essa ação consolida a nossa matriz operacional como 100% renovável. Destacam-se as alienações da Compagas, com *Equity Value* de R$ 906,0 milhões, e da UEGA, com R$ 290,7 milhões, às quais veio se somar a venda de ativos inservíveis às concessões da Copel GeT, totalizando R$ 286,0 milhões.

Otimizamos e reciclamos parte do nosso portfólio de ativos e participações, por intermédio de uma mais eficiente alocação de capital e da eficiência operacional da Companhia. Realizamos um *swap* de ativos que envolveu a consolidação da transmissora Mata de Santa Genebra e a UHE Mauá, que passaram a ser 100% da Copel Geração e Transmissão. De outro lado, ocorreu a cessão da UHE Colíder à Eletrobrás. A operação em questão traz sinergia pela simplificação da estrutura operacional e administrativa, até então compartilhada, bem como permitirá à Copel compensar, imediatamente após o *closing*, aproximadamente R$ 170 milhões de prejuízos fiscais contabilizados referentes ao impairment de Colíder. Adicionalmente, desinvestimos de 13 ativos de pequeno porte, totalizando R$ 450,5 milhões. E, já no início de 2025, nessa linha de reavaliação de ativos e participações minoritárias, exploramos mais uma oportunidade que agrega valor e simplifica a estrutura operacional e administrativa, e desinvestimos os 30% de participação na UHE Baixo Iguaçu por um *equity value* de R$ 570 milhões.

Na permanente busca pela otimização da alocação de capital e da geração de valor aos acionistas, lançamos o 1º Programa de Recompra de Ações da Copel, vigente até 2026, aproveitando um momento estratégico do mercado.

Realizamos em 2024 investimentos históricos na Copel Distribuição, totalizando R$ 2,2 bilhões para modernização, ampliação e automação da infraestrutura elétrica em nossa área de concessão, no

estado do Paraná, e alcançamos uma eficiência EBITDA superior em 46% ao previsto em termos regulatórios, o que resultou em um valor ajustado histórico de R$ 2,5 bilhões.

Mesmo em um cenário desafiador, a Copel GeT manteve um sólido desempenho financeiro e performou um EBITDA recorrente de R$ 2,6 bilhões. A Copel Mercado Livre permaneceu entre as maiores comercializadoras do país pelo quarto ano consecutivo e, de maneira ágil e dinâmica, capturou os bons momentos de mercado causados pela volatilidade de preços para elevar o nível de energia contratada do nosso portfólio.

Em 2024, a Copel reafirmou sua solidez financeira, que se refletiu na distribuição de dividendos, com R$ 1,7 bilhão pagos aos acionistas em 2024, além da proposta de um pagamento de mais R$ 1,3 bilhão para 2025, ainda em relação ao exercício de 2024 e reservas de lucros.

Pela primeira vez, adotamos a metodologia OBZ no processo orçamentário da Companhia, mais um passo importante no nosso compromisso com a eficiência e a disciplina financeira. Com isso, a Copel está finalizando a fase de eficiência estruturante. Essa é a primeira de três fases previstas no período pós Corporação. Já iniciamos a segunda fase, focada na excelência operacional.

Ao completar 70 anos de história, a Copel reafirma sua posição como referência em eficiência, inovação e disciplina na alocação de capital. Com uma equipe altamente qualificada e uma gestão comprometida, seguimos firmes no propósito de oferecer serviços de excelência, mantendo um olhar estratégico para o futuro e consolidando nosso protagonismo no setor elétrico brasileiro.

As informações financeiras contidas nos itens 2.1 a 2.11 deste Formulário de Referência devem ser lidas em conjunto com as demonstrações financeiras individuais e consolidadas da Companhia auditadas para os exercícios sociais encerrados em 31 de dezembro de 2024 e suas notas explicativas.

Os termos "AH" e "AV" constantes das colunas de determinadas tabelas desta Seção 2 em geral significam "Análise Horizontal" e "Análise Vertical", respectivamente. A Análise Horizontal compara valores do exercício atual em relação ao anterior para uma mesma rubrica, enquanto a Análise Vertical representa o percentual da rubrica em relação à outra (receita operacional líquida, ativo/passivo total, patrimônio líquido ou à conta devidamente indicada) dentro do mesmo exercício.

Os investimentos realizados nos exercícios encerrados em 31 de dezembro de 2024, em comparação com aqueles realizados em 31 de dezembro de 2023, estão demonstrados na tabela abaixo:

Em R$ mil	**31.12.2024**	**31.12.2023**
Copel Geração e Transmissão	263.000	240.100
Copel Distribuição	2.196.900	1.966.500
Copel Comercialização	1.300	1.600
Copel Serviços	40.600	40.700
Holding	2.000	3.200
Total	**2.503.800**	**2.252.100**

As tabelas a seguir apresentam as principais informações contábeis da Companhia para o exercício encerrado em 31 de dezembro de 2024, em comparação com o exercício social encerrado em 31 de dezembro de 2023:

Dados da Demonstração de Resultado (em R$ mil)	**31.12.2024**	**31.12.2023**
Receitas operacionais	22.651.036	21.479.468
Custo de vendas e serviços	(17.759.792)	(16.581.428)

Lucro operacional bruto	4.891.244	4.898.040
Receitas/despesas operacionais	(826.996)	(1.203.326)
Lucro antes do resultado financeiro e impostos	4.064.248	3.694.714
Resultado financeiro	(1.157.014)	(1.204.990)
Lucro antes de imposto de renda e contribuição social	2.907.234	2.489.724
Imposto de renda e contribuição social sobre o lucro	(599.435)	(354.057)
Lucro líquido proveniente de operações em continuidade	2.307.799	2.135.667
Lucro líquido proveniente de operações descontinuadas	491.571	191.501
Lucro líquido do exercício	2.799.370	2.327.168

Dados do Balanço Patrimonial (em R$ mil)	31.12.2024	31.12.2023
Ativo circulante	13.041.808	13.715.730
Ativo não circulante	44.342.348	42.103.344
Investimentos	3.577.937	3.511.797
Ativo Intangível (líquido)	16.623.610	11.170.089
Ativo imobilizado (líquido)	8.516.697	10.825.421
Ativo total	57.384.156	55.819.074
Empréstimos, financiamentos e debêntures (curto prazo)	3.256.315	1.901.629
Passivo circulante	10.342.380	9.309.433
Empréstimos, financiamentos e debêntures (longo prazo)	13.989.844	13.060.694
Passivo não circulante	21.404.841	22.317.974
Patrimônio líquido	25.636.935	24.191.667
Atribuível aos acionistas controladores	25.674.718	23.886.153
Atribuível a participações não controladoras	(37.783)	305.514
Capital social	12.821.758	12.821.758

A tabela abaixo demonstra o percentual de imobilização do Patrimônio Líquido da Companhia, indicador que demonstra quanto do Patrimônio Líquido está aplicado no Ativo (Investimentos, Imobilizado, Intangível e Direito de uso de ativos)

Em R$ mil	31.12.2024	31.12.2023
Ativo Permanente (Investimentos, Imobilizado, Intangível e Direito de uso de ativos)	29.027.227	25.759.907
Patrimônio Líquido	25.636.935	24.191.667
	113 %	**106 %**

A Companhia financia a liquidez e necessidades de capital principalmente com recursos propiciados por operações e mediante financiamento externo, visando a ampliação e a modernização dos negócios ligados a geração, transmissão, comercialização e distribuição de energia.

A tabela abaixo apresenta o índice de retorno sobre o Patrimônio Líquido, calculado pela divisão do lucro líquido pelo patrimônio líquido.

Em R$ mil	31.12.2024	31.12.2023
Lucro Líquido	2.799.370	2.327.168
Patrimônio Líquido	25.636.935	24.191.667
	10,9 %	**9,6 %**

b. estrutura de capital

Em R$ mil	31.12.2024	%	31.12.2023	%

Capital de terceiros (PC+PNC)	31.747.221	55%	31.627.407	57%
Capital próprio (PL)	25.636.935	45%	24.191.667	43%
Total	**57.384.156**	**100%**	**55.819.074**	**100%**

A administração entende que a Companhia possui uma estrutura de capital adequada à natureza dos negócios da Companhia e ao cumprimento das suas obrigações na condução de suas operações, não havendo variação significativa nos percentuais representativos de capital de terceiros e capital próprio entre os exercícios encerrados em 31 de dezembro de 2024 e 31 de dezembro de 2023.

Considerando todas as dívidas da Copel (Passivo Circulante e Passivo Não Circulante), conforme tabela a seguir, verifica-se que o endividamento se mantém concentrado no Passivo Não Circulante, com uma redução absoluta e percentual em comparação com o exercício anterior, devido principalmente a menor provisão para litígios:

Em R$ mil	31.12.2024	%	31.12.2023	%
Passivo Circulante	10.342.380	33%	9.309.433	29%
Passivo Não Circulante	21.404.841	67%	22.317.974	71%
Total	**31.747.221**	**100%**	**31.627.407**	**100%**

Por fim, a tabela a seguir apresenta a análise da Dívida Líquida Ajustada em relação ao Patrimônio Líquido:

Em R$ mil	31.12.2024	31.12.2023
Dívida líquida ajustada	13.157.422	8.922.358
Patrimônio Líquido	25.636.935	24.191.667
Dívida líquida ajustada/Patrimônio Líquido	**51,3 %**	**36,9 %**

Observa-se um aumento no indicador após emissão de novas dívidas e a liquidação do bônus de outorga para renovação das concessões das Usinas Hidrelétricas Governador Bento Munhoz da Rocha Netto - GBM ("Foz do Areia"), Governador Ney Braga - GNB ("Segredo") e Governador José Richa - GJR ("Salto Caxias"), por 30 anos contados a partir da assinatura dos novos contratos de concessão, que foram celebrados em 19.11.2024. Os valores estão aderentes ao resultado esperado conforme planejamento do endividamento e do retorno dos investimentos realizados.

De acordo com os índices apresentados, a administração entende que a situação atual da Companhia está adequada ao setor de energia, não comprometendo a capacidade de pagamento de suas dívidas.

É importante ressaltar que a Companhia busca investir em projetos e, para tanto, utiliza linhas de financiamento disponíveis no mercado que façam sentido na sua estrutura de capital, especialmente no que tange à alavancagem financeira frente ao retorno dos projetos. Salienta-se que as perspectivas de financiamentos, bem como as disponibilidades de caixa, serão suficientes para atendimento ao plano de investimentos do exercício social corrente.

c. capacidade de pagamento em relação aos compromissos financeiros assumidos

A tabela a seguir apresenta a evolução da dívida líquida ajustada:

Em R$ mil	31.12.2024	31.12.2023
Empréstimos e Financiamentos (Circulante e Não circulante)	5.126.470	5.343.217
Debêntures (Circulante e Não circulante)	12.627.365	9.619.106

Dívida bruta	**17.753.835**	**14.962.323**
(-) Caixa e equivalentes de caixa	(4.161.939)	(5.634.623)
(-) Títulos e valores mobiliários	(434.474)	(405.342)
Dívida líquida ajustada	**13.157.422**	**8.922.358**

Embora o valor da dívida bruta tenha aumentado, conforme demonstrado também no item 2.5 deste Formulário de Referência, a Companhia conta com prazos alongados de pagamento, compatíveis com os investimentos realizados. A tabela a seguir apresenta o cronograma de vencimentos da dívida:

Em R$ mil	2025	2026	2027	2028	2029	2030	Após 2030	Total
Dívida Bruta	3.763.991	2.380.010	1.961.849	1.283.534	1.666.337	1.910.734	4.787.380	17.753.835

Essa condição de alongamento da dívida, somada ao EBITDA da Companhia apurado para o exercício de 2024 (que é resultado, principalmente, dos investimentos realizados que agora já geram retorno à Copel), indica que a Companhia possui sólido perfil de negócios, cujos importantes e rentáveis ativos de geração, transmissão e distribuição de energia contribuem para diluir riscos operacionais e regulatórios, e se beneficia de uma robusta capacidade de geração de caixa e com uma alavancagem financeira conservadora, situação corroborada pela última classificação de crédito, em seu maior grau 'AAA(bra)', atribuída pela agência Fitch Ratings.

A seguir está apresentada a variação do EBITDA apurado para os exercícios sociais encerrados em 2023 e 2024, sendo o seu cálculo demonstrado no item 2.5 deste Formulário de Referência.


Ebitda (R$ mil)
+8,92%
5.076.754
5.529.726
31.12.2023
31.12.2024

O aumento de 8,92% no EBITDA reportado no exercício social encerrado em 31 de dezembro de 2024 em relação ao exercício social encerrado em 31 de dezembro de 2023 se deu, principalmente, em função das variações da receita operacional líquida e dos custos e despesas, conforme detalhado no item 2.2 deste Formulário de Referência.

Observa-se que há consistência nos indicadores de liquidez da Companhia, que mensuram a capacidade de pagamento para os compromissos assumidos no curto e longo prazo, conforme a tabela abaixo:

Em R$ mil	31.12.2024	31.12.2023
Liquidez Corrente (AC/PC)	1,3	1,5
Liquidez Geral (AC + RLP) / (PC +PNC)	0,9	1,0

Além disso, o capital circulante líquido da Companhia foi positivo conforme tabela abaixo:

Em R$ mil	31.12.2024	31.12.2023
Ativo Circulante	13.041.808	13.715.730
(-) Passivo Circulante	10.342.380	9.309.433
	2.699.428	**4.406.297**

Os investimentos da Companhia são parcialmente financiados por meio de dívidas de médio e longo prazos junto a instituições financeiras e ao mercado de capitais, conforme já demonstrado acima.

O risco de liquidez da Companhia é representado pela possibilidade de insuficiência de recursos, caixa ou outro ativo financeiro, para liquidar as obrigações nas datas de pagamento previstas. A Companhia faz a administração do risco de liquidez com um conjunto de metodologias, procedimentos e instrumentos, aplicados ao controle permanente dos processos financeiros, a fim de garantir o adequado gerenciamento dos riscos.

A Companhia monitora permanentemente o volume de recursos a serem liquidados por meio de controle do fluxo de caixa, objetivando reduzir o custo de captação, o risco de renovação dos empréstimos e a aderência à política de aplicações financeiras, mantendo um nível de caixa mínimo.

A tabela a seguir demonstra valores esperados de liquidação, não descontados, em cada faixa de tempo. As projeções foram efetuadas com base em indicadores financeiros vinculados aos respectivos instrumentos financeiros, previstos nas medianas das expectativas de mercado do Relatório Focus, do Banco Central do Brasil - Bacen, que fornece a expectativa média de analistas de mercado para tais indicadores para o ano corrente e para os próximos 3 anos. A partir de 2029, repetem-se os indicadores de 2028 até o horizonte da projeção.

Em R$ mil	Menos de 1 mês	1 a 3 meses	3 meses a 1 ano	1 a 5 anos	Mais de 5 anos	Total
31.12.2024						
Empréstimos e financiamentos	41.142	681.322	990.756	2.717.667	3.082.966	7.513.853
Debêntures	198.579	5.755	3.138.439	8.761.862	6.801.259	18.905.894
Contas a pagar vinculadas à concessão	9.568	19.158	96.944	771.456	1.977.517	2.874.643
Fornecedores	2.058.249	334.366	18.482	55.706	—	2.466.803
Pert	5.604	11.315	52.803	330.143	7.618	407.483
Parcelamento ICMS	—	2.620	3.065	7.468	—	13.153
Passivos financeiros setoriais	78.712	159.821	763.484	174.342	—	1.176.359
Passivo de arrendamentos	1.863	3.760	17.000	62.787	300.277	385.687
	2.393.717	**1.218.117**	**5.080.973**	**12.881.431**	**12.169.637**	**33.743.875**

d. fontes de financiamento para capital de giro e para investimentos em ativos não circulantes utilizadas

As necessidades de capital da Companhia são financiadas por meio de recursos provenientes das suas operações e mediante financiamento externo, tais como operações no mercado de capitais, como debêntures simples, debêntures incentivadas e notas promissórias; obtenção de recursos e rolagem de dívidas em contratos de financiamentos com instituições financeiras comerciais, como o Banco do Brasil S.A. ("Banco do Brasil"); e instituições financeiras de fomento, como o BNDES e o Banco do Nordeste ("BNB").

No exercício social encerrado em 31 de dezembro de 2024, as atividades operacionais da Companhia foram a principal fonte de recursos.

Para mais informações sobre os empréstimos e financiamentos da Companhia, vide item 2.1(f) deste Formulário de Referência.

e. fontes de financiamento para capital de giro e para investimentos em ativos não-circulantes que pretende utilizar para cobertura de deficiências de liquidez

As necessidades de financiamento de capital da Companhia são supridas por meio de recursos provenientes dos instrumentos já descritos, porém, caso seja identificada deficiência de liquidez nestas operações, considerando nossas premissas de captação de recursos, podermos ajustar nossas restrições ou desenvolver novas alternativas em operações bilaterais disponíveis.

A Companhia poderá captar recursos financeiros por Programas de Financiamento Setorial, quando disponíveis para investimentos específicos. Da mesma forma, pode utilizar operações com benefícios legais de taxas, prazos e incentivos tributários, conforme critérios da legislação pertinente, tornando maior o interesse dos investidores, buscando a liquidez no mercado.

Podemos acessar o mercado de capitais internacionais e os organismos internacionais de desenvolvimento, dependendo das condições econômicas e das negociações desenvolvidas, para buscar vantajosidade ou disponibilidade financeira em relação ao mercado local.

f. níveis de endividamento e as características de tais dívidas, descrevendo ainda:

Os Diretores entendem que os níveis de endividamento e as características dos contratos de empréstimos e financiamentos relevantes são compatíveis com os resultados das atividades da Companhia, com a natureza de seus negócios e com a sua geração de caixa. Desta forma, a Companhia cumpre com as obrigações assumidas nesses contratos e atende aos covenants e demais compromissos neles previstos.

As informações prestadas nesta letra "f" podem também ser encontradas nos itens "19" e "20" (Empréstimos, Financiamentos e Debêntures) das Demonstrações Financeiras da Companhia relativas ao exercício social encerrado em 31 de dezembro de 2024.

O nível de endividamento da Copel foi de 69,3% em 31 de dezembro de 2024. Esse índice reflete a divisão da dívida total pelo patrimônio líquido da Companhia.

i. contratos de empréstimo e financiamento relevantes

Ao longo do exercício social findo em 31 de dezembro de 2024, as principais contratações foram:

- Em 15 de maio de 2024, a Copel Distribuição realizou a 9ª emissão de debêntures não conversíveis em ações, de espécie quirografária, com garantia adicional fidejussória, em duas séries, para distribuição pública no valor de R$ 2,25 bilhões, sendo R$ 750,0 milhões referente a primeira série, que será paga em 3 parcelas em 2029, 2030, 2031 e encargos financeiros calculados com base na variação acumulada de 100,00% da DI diária mais uma sobretaxa de 0,60% a.a. que serão pagos semestralmente, segunda série no valor de R$ 1,5 bilhões que serão pagos em 7 parcelas nos anos de 2030 a 2036 e encargos financeiros calculados com base na variação acumulada do IPCA mais uma sobretaxa de 6,2831 a.a. que serão pagos semestralmente.

- Em 05 de maio de 2024, a Copel Serviços realizou a 1ª emissão de debêntures simples, não conversíveis em ações, da espécie quirografária, com garantia adicional fidejussória, em série única, para distribuição pública no valor de R$ 70,0 milhões, que será paga em 4 parcelas nos anos de 2028 a 2031 e encargos financeiros calculados com base na variação acumulada de 100% da DI diária mais uma sobretaxa de 1,20% a.a. que serão pagos semestralmente.
- Em 25 de Novembro de 2024, a Copel Distribuição retificou e ratificou a repactuação da Cédula de Crédito Bancário 265.901.903 com o Banco do Brasil no valor de R$ 750,0 milhões, que será paga em 2 parcelas em 2027 e 2028, e encargos financeiros calculados com base na variação acumulada de 100% da DI diária mais uma sobretaxa de 1,08% a.a que serão pagos trimestralmente com vencimentos inicial em 24/12/2024 e final em 24/06/2028.
- Em 10 de Outubro de 2024 a Copel Geração e Transmissão realizou a 9ª emissão de debêntures não conversíveis em ações, de espécie quirografária, com garantia adicional fidejussória, em três séries, para distribuição pública, no valor de R$ 1,6 bilhões, sendo R$ 800,0 milhões referente a primeira série, que serão pagas em 3 parcelas em 2027, 2028 e 2029, e encargos financeiros calculados com base na variação acumulada de 100,00% da DI diária mais uma sobretaxa de 0,52% a.a., que serão pagos semestralmente. Segunda série no valor de R$ 500,0 milhões, que serão pagos em 2 parcelas em 2030 e 2031, e encargos financeiros calculados com base na variação acumulada de 100% da DI diária mais uma sobretaxa de 0,69% a.a, que serão pagos semestralmente. Terceira série no valor de R$ 300,0 milhões, que serão pagos em 3 parcelas em 2032,2033, 2034, e encargos financeiros calculados com base na variação acumulada de 100% da DI mais uma sobretaxa de 0,95%a.a., que serão pagos semestralmente.

ii. outras relações de longo prazo com instituições financeiras

- **Banco do Brasil:**

a) Contrato com a Copel Geração e Transmissão, assinado em 2009, no valor de R$ 169,5 milhões, com o objetivo de implementar o empreendimento UHE Mauá e seu Sistema de Transmissão Associado. O saldo em 31 de dezembro de 2024 é de R$ 37,5 milhões.

b) Cédula de Crédito Bancário no valor de R$ 750,0 milhões, emitida no âmbito de contrato firmado com a Copel Distribuição em 29 de junho de 2022, destinado ao financiamento de capital de giro. O saldo em 31 de dezembro de 2024 é de R$ 751,5 milhões.

- **BNB:**

a) Contrato com a Jandaíra Energias Renováveis, assinado em 2021, no valor de R$ 208,7 milhões, com o objetivo de implantação do Complexo Eólico de Jandaíra. O saldo em 31 de dezembro de 2024 é de R$ 178,4 milhões.

b) Contrato com a Eólica Potiguar SPE S.A., assinado em 2021, no valor de R$ 532,5 milhões, como parte da estratégia da Companhia de crescimento sustentável em energia renovável. O empreendimento é formado por cinco parques eólicos com 186,7 MW de capacidade instalada, localizados no município de Serra do Mel (Rio Grande do Norte). O saldo em 31 de dezembro de 2024 é de R$ 505,2 milhões.

c) Contrato com a Eólica Aventura SPE S.A., assinado em 2018, no valor de R$ 348,4 milhões, com o objetivo de implantação do Complexo Eólico Aventura. O saldo em 31 de dezembro de 2024 é de R$ 313,8 milhões.

d) Contrato com a Eólica SRMN SPE S.A., assinado em 2019, no valor de R$ 513,0 milhões, com o objetivo de implantação do Complexo Eólico Santa Rosa e Mundo Novo (SRMN). O saldo em 31 de dezembro de 2024 é de R$ 531,8 milhões.

- **Centrais Elétricas Brasileiras S.A. - Eletrobras:**

a) Eletrobras - Programa Luz para Todos, 5ª tranche, no valor de R$ 17,0 milhões com recursos do Fundo de Investimento de Infraestrutura e Saneamento da Caixa Econômica Federal, firmado em 2015. O saldo em 31 de dezembro de 2024 é de R$ 3,8 milhões.

- **BNDES:**

a) Contrato com a Copel Geração e Transmissão, assinado em 2009, no valor de R$ 169,5 milhões, com o objetivo de implantar o empreendimento UHE Mauá e seu Sistema de Transmissão Associado. Possui saldo em 31 de dezembro de 2024 de R$ 37,5 milhões.

b) Dois contratos com a Copel Geração e Transmissão, assinado em 2011, no montante de R$ 44,7 milhões, com o objetivo de implementar a Linha de Transmissão Foz do Iguaçu — Cascavel Oeste e a aquisição de máquinas e equipamentos para implantação dessa linha de transmissão. Possuem saldo em 31 de dezembro de 2024 de R$ 4,6 milhões.

c) Contrato com GE Boa Vista S.A., GE Farol S.A., GE Olho Dágua S.A. e GE São Bento S.A., assinado em março de 2012, totalizando R$ 282,0 milhões destinados a construção e implantação de centrais geradoras eólicas. Possuem saldo em 31 de dezembro de 2024 de R$ 116,7 milhões.

d) Contrato com a Copel Geração e Transmissão, assinado em 2012, no valor de R$ 73,1 milhões, para implantação da PCH Cavernoso II. Possui saldo em 31 de dezembro de 2024 de R$ 22,7 milhões.

e) Contrato com a Copel Geração e Transmissão, assinado em 2013, no valor de R$ 1,04 bilhões, para implantação da UHE Colíder e seu Sistema de Transmissão Associado. Possui saldo em 31 de dezembro de 2024 de R$ 487 milhões.

f) Contrato com a Copel Geração e Transmissão, assinado em 2013, no montante de R$ 17,6 milhões, para implantação da Subestação Cerquilho III. Possui saldo em 31 de dezembro de 2024 de R$ 4,9 milhões.

g) Contrato com a empresa Costa Oeste, assinado em 2013, no montante de R$ 36,7 milhões, para implantação de Linha de Transmissão 230 kV entre a SE Cascavel Oeste e a SE Umuarama Sul e implantação da SE. Possui saldo em 31 de dezembro de 2024 de R$ 8,7 milhões.

h) Contrato com a empresa Marumbi, assinado em 2014, no montante de R$ 55 milhões, para implantação de Linha de Transmissão 525 kV entre a SE Curitiba e a SE Curitiba Leste e implantação da SE Curitiba. Possui saldo em 31 de dezembro de 2024 de R$ 12,0 milhões.

i) Contrato com a Santa Maria Energias Renováveis S.A, assinado em 2015, no montante de R$ 71,6 milhões para construção e implantação de centrais geradoras eólicas. Possui saldo em 31 de dezembro de 2024 de R$ 27,5 milhões.

j) Contrato com a Santa Helena Energias Renováveis S.A., assinado em 2015, no montante de R$ 83,0 milhões, para construção e implantação de centrais geradoras eólicas. Possui saldo em 31 de dezembro de 2024 de R$ 29,0 milhões.

k) Contrato com a Copel Geração e Transmissão, assinado em 2015, no montante de R$ 34,3 milhões, para implantação de linha de transmissão Assis - Paraguaçu Paulista II. Possui saldo em 31 de dezembro de 2024 de R$ 12,0 milhões.

l) Contrato com a Copel Geração e Transmissão, assinado em 2015, no montante de R$ 21,6 milhões, para implantação de linhas de transmissão Londrina - Figueira e Salto Osório - Foz do Chopim C2. Possui saldo em 31 de dezembro de 2024 de R$ 6,9 milhões.

m) Contrato com a Copel Geração e Transmissão, assinado em 2018, no montante de R$ 194,0 milhões, para implantação da UHE Baixo Iguaçu e sistema de transmissão associado. Possui saldo em 31 de dezembro de 2024 de R$ 136,8 milhões.

n) Contrato com a Cutia Empreendimentos Eólicos S.A., assinado em 2018, no montante de R$ 619,4 milhões, para a construção e implantação de centrais geradoras eólicas. Possui saldo em 31 de dezembro de 2024 de R$ 497,2 milhões.

o) Contrato com a Copel Geração e Transmissão, assinado em 2020, no montante de R$ 432,1 milhões, para implantação de: SE Andirá Leste, Linha de Transmissão Baixo Iguaçu – Realeza, SE Curitiba Centro e Linha de Transmissão Curitiba Centro – Uberaba, SE Medianeira e Linha de Transmissão Curitiba Leste – Blumenau. Possui saldo em 31 de dezembro de 2024 de R$ 395,1 milhões.

- **Emissão de debêntures e notas promissórias:**

a) Instrumento particular de escritura da 2ª emissão de debêntures, assinado em 24 março de 2016, entre a Nova Asa Branca I, II e III, Eurus IV, Ventos de Santo Uriel e o BNDES Participações S.A., cujos recursos foram destinados à implantação dos parques eólicos. O saldo em 31 de dezembro de 2024 é de R$ 183,2 milhões.

b) Instrumento particular de escritura da 5ª emissão de debêntures, assinado em 25 de novembro de 2018 entre a Copel Geração e Transmissão e a Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, cujos recursos foram destinados ao reembolso de gastos relacionados ao projeto de construção das Linhas de Transmissão Araraquara II - Taubaté, Assis - Londrina e Foz do Chopin. O saldo em 31 de dezembro de 2024 é de R$ 82,6 milhões.

c) Instrumento particular de escritura da 1ª emissão de debêntures, assinado em 20 de março de 2019 entre a Cutia Empreendimentos Eólicos e a Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, cujos recursos foram destinados à construção e implantação dos Complexos Eólicos Cutia e Bento Miguel. O saldo em 31 de dezembro de 2024 é de R$ 327,7 milhões.

d) Instrumento particular de escritura da 6ª emissão de debêntures, assinado em 15 de julho de 2019 entre a Copel Geração e Transmissão e a Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, cujos recursos foram destinados ao resgate antecipado total da 5ª emissão de notas promissórias e pagamento parcial da 2ª parcela de amortização da 2ª emissão de debêntures e reembolso de gastos com os projetos UHE Colíder e UHE Baixo Iguaçu. O saldo em 31 de dezembro de 2024 é de R$ 276,2 milhões.

e) Instrumento particular de escritura da 5ª emissão de debêntures, assinado em 15 de novembro de 2019 entre a Copel Distribuição e a Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, cujos recursos foram destinados ao investimento para expansão, renovação ou melhoria, reembolso de despesas da rede de distribuição de energia elétrica da Copel Distribuição vinculada ao contrato de concessão nº 46/1999 da ANEEL e reforço do capital de giro e recomposição de caixa pela amortização final da 2ª emissão de debêntures. O saldo em 31 de dezembro de 2024 é de R$ 678,8 milhões.

f) Instrumento particular de escritura da 6ª emissão de debêntures, assinado em 16 de junho de 2021 entre a Copel Distribuição e a Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, cujos recursos foram destinados a investimento para expansão, renovação ou melhoria, reembolso de despesas da rede de distribuição de energia elétrica da Copel Distribuição vinculada ao Contrato de Concessão nº 46/1999 da ANEEL e reforço do capital de giro e recomposição de caixa pela amortização da primeira parcela de principal das debêntures de cada uma das seguintes emissões da Copel Distribuição: 3ª, 4ª e 5ª Emissão. O saldo em 31 de dezembro de 2024 é de R$ 1.620,1 milhões.

g) Instrumento particular de escritura da 7ª emissão de debêntures, assinado em 15 de outubro de 2021 entre a Copel Geração e Transmissão e a Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, cujos recursos foram destinados a reforço do capital de giro da Emissora, amortização e/ou o reembolso de caixa, de parcela de principal das debêntures de cada uma das seguintes emissões da Emissora: (a) 3ª emissão da Emissora e (b) 4ª emissão da Emissora e investimentos para expansão, renovação ou melhoria e/ou reembolso de despesas no âmbito dos seguintes projetos: melhorias da Usina Gov. Bento Munhoz da Rocha Netto; implantação dos ativos do Lote "E", do Leilão Aneel nº 05/2015; aportes da SPE Mata de Santa Genebra S.A; e aportes na SPE PCH Bela Vista S.A. O saldo em 31 de dezembro de 2024 é de R$ 1.598,8 milhões.

h) Instrumento particular de escritura da 7ª emissão de debêntures, assinado em 15 de maio de 2022, entre a Copel Distribuição e a Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, cujos recursos foram destinados da seguinte forma: com relação às debêntures da primeira e segunda série, os recursos foram destinados para (i) o reforço do capital de giro da Copel Distribuição; e (ii) a amortização da primeira parcela de principal das debêntures da 3ª e 4ª, e 5ª emissão da Copel Distribuição; e (ii) com relação às debêntures da terceira série, os recursos foram destinados exclusivamente para investimentos para expansão, renovação ou melhoria e/ou reembolso de despesas da rede de distribuição de energia elétrica da Copel Distribuição, vinculada ao "*Contrato de Concessão n°46/1999-ANEEL*", de 24 de junho de 1999, conforme aditado ("Contrato de Concessão"), bem como a construção, implantação e exploração da rede de distribuição de energia elétrica da Copel Distribuição, vinculada ao Contrato de Concessão. O saldo em 31 de dezembro de 2024 é de R$ 1.397,5 milhões.

i) Instrumento particular de emissão de nota comercial, assinado em 10 de setembro de 2022 entre a Copel Geração e Transmissão e a Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, cujos recursos foram destinados à amortização parcial da 3ª, 4ª e 5ª emissões de debêntures da Copel GeT e ao atendimento de obrigações diversas de curto prazo, incluindo compra de energia, obrigações regulatórias e dividendos. O saldo em 31 de dezembro de 2024 é de R$ 1.036,3 milhões.

j) Instrumento particular de escritura da 8ª emissão das debêntures, assinado em 15 de janeiro de 2023 com a Copel Geração e Transmissão, destinados a aquisição dos Complexos Eólicos Santa Rosa & Mundo Novo (SRMN) e Aventura (Complexos Eólicos e aquisição complexos eólicos, respectivamente), localizados no estado do Rio Grande do Norte, nos munícipios de Touros e São Tomé, que totalizam 260,4 MW de capacidade instalada. Reembolso de despesas de investimentos e/ou de aportes no âmbito dos Projetos das Centrais Geradoras Eólicas denominadas Jandaíras I, II, III e IV. O saldo em 31 de dezembro de 2024 é de R$ 1.386,8 milhões.

k) Instrumento particular de escritura da 8ª Emissão de debêntures, assinado em 15 de junho de 2023 com a Copel Distribuição, destinados a: (i) primeira e terceira série exclusivamente para reforço de caixa para atendimento dos compromissos da Emissora e a segunda série é exclusivo para amortização do principal e dos juros devidos no âmbito da "Escritura Particular da 4ª (quarta) Emissão de Debêntures, e o valor remanescente, se houver, para reforço de caixa para atendimento dos compromissos da Emissora. O saldo em 31 de dezembro de 2024 é de R$ 1.206,5 milhões.

l) Instrumento particular de escritura da 9º Emissão de debentures, assinado em 15 de maio de 2024, entre a Copel Distribuição e a Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, sendo destinados os recursos na sua totalidade para refinanciamento de compromissos financeiros vincendos em 2024, inclusive reembolso de pagamentos já jeitos ao longo do ano e a recomposição e reforço de caixa da emissora. O saldo em 31 de dezembro de 2024 é de R$ 2.306,8 milhões.

m) Instrumento particular de escritura da 1ª Emissão de debêntures, assinado em 05 de maio de 2024, entre a Copel Serviços e a Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, sendo destinados os recursos exclusivamente para reforço de caixa para atendimento dos compromissos da Emissora. O saldo em 31 de dezembro de 2024 é de R$ 71,2 milhões.

n) Instrumento particular de escritura da 9ª Emissão de debêntures, assinado em 10 de outubro de 2024, entre a Copel Geração e Transmissão e a Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, sendo a totalidade dos recursos destinados ao refinanciamento de compromissos financeiros vincendos em 2024, inclusive reembolso de pagamentos já feitos ao longo do ano, e à recomposição e reforço de caixa da Emissora. O saldo em 31 de dezembro de 2024 é de R$ 1.637,7.

iii. grau de subordinação entre as dívidas

Não há grau de subordinação contratual entre as dívidas da Companhia. Assim, caso tenha alguma exigência quanto ao passivo exigível, a Companhia seguirá a ordem de precedência universal de credores, incluindo a Lei nº 11.101, de 9 de fevereiro de 2005, e a Lei nº 6.024, de 13 de março de 1974.

iv. eventuais restrições impostas ao emissor, em especial, em relação a limites de endividamento e contratação de novas dívidas, à distribuição de dividendos, à alienação de ativos, à emissão de novos valores mobiliários e à alienação de controle societário, bem como se o emissor vem cumprindo essas restrições

A Companhia e suas controladas contrataram empréstimos e emitiram debêntures com cláusulas que requerem a manutenção de determinados índices econômico-financeiros dentro de parâmetros pré-estabelecidos, bem como outras condições a ser observadas, como não alterar a participação acionária da Companhia no capital social das controladas que represente alteração de controle sem a prévia anuência. O descumprimento das condições mencionadas poderá implicar vencimento antecipado das dívidas e/ou multas.

Os principais indicadores econômico-financeiros que devem ser observados no âmbito dessas dívidas estão descritos no quadro abaixo:

Empresa	Instrumento Contratual	Indicador Financeiros	Limite
Copel Geração e Transmissão	5ª Emissão de Debêntures	Dívida líquida consolidada/ Ebitda consolidado Índice de cobertura do serviço da dívida	≤ 3,5 ≥ 1,5
Copel Geração e Transmissão	6ª Emissão de Debêntures		
Copel Geração e Transmissão	7ª Emissão de Debêntures		
Copel Geração e Transmissão	8ª Emissão de Debêntures		
Copel Geração e Transmissão	9ª Emissão de Debêntures		
Copel Distribuição	5ª Emissão de Debêntures		
Copel Distribuição	6ª Emissão de Debêntures		
Copel Distribuição	7ª Emissão de Debêntures		
Copel Distribuição	8ª Emissão de Debêntures		
Copel Distribuição	9ª Emissão de Debêntures		
Copel Serviços	1ª Emissão de Debêntures		
Cutia	1ª Emissão de Debêntures	Índice de cobertura do serviço da dívida	≥ 1,2
Nova Asa Branca I	2ª Emissão de Debêntures	Índice de cobertura do serviço da dívida	≥ 1,3
Nova Asa Branca II	2ª Emissão de Debêntures		
Nova Asa Branca III	2ª Emissão de Debêntures		
Nova Eurus IV	2ª Emissão de Debêntures		
Ventos de Santo Uriel	2ª Emissão de Debêntures		
Copel Geração e Transmissão	BNDES Finem nº 820989.1 -1, Mauá	Ebitda / Resultado Financeiro Liquido	≥ 1,3
Copel Geração e Transmissão	Banco do Brasil nº 21/02000-0 – Mauá		
Copel Geração e Transmissão	Nota Comercial	Índice de cobertura do serviço da dívida Dívida líquida consolidada/ Ebitda consolidado	≥ 1,5 ≤ 3,5
Cutia	BNDES Finem nº 18204611		
Santa Maria	BNDES Finemnº 14212711	Índice de cobertura do serviço da dívida	≥ 1,3
Santa Helena	BNDES Finemnº 14212721		
São Bento Energia, Investimento	Contrato de Cessão BNDES	Índice de cobertura do serviço da dívida	≥ 1,3
GE Boa Vista S.A.	BNDESFinemnº 11211531		
GE Farol S.A.	BNDESFinemnº 11211521		
GE Olho D'Água S.A.	BNDESFinemnº 11211551		
GE São Bento do Norte S.A.	BNDESFinemnº 11211541		
Costa Oeste	BNDES Finem nº 13212221	Índice de cobertura do serviço da dívida	≥ 1,3
Marumbi	BNDES Finem nº 14205851	Índice de cobertura do serviço da dívida	≥ 1,3

Em 31.12.2024, todos os indicadores financeiros medidos anualmente foram integralmente atendidos, exceto nas controladas Asa Branca I, Asa Branca II, Asa Branca III, Ventos de Santo Uriel e Nova Eurus IV, dispensadas do cumprimento do ICSD no exercício de 2024, conforme carta do BNDES AEC/DEENE2 nº 51/2024.

No âmbito do 1ª Emissão de Debêntures do Complexo Eólico de Cutia, a Companhia recebeu em 23.12.2024, conforme Ata da Assembleia Geral de Debenturistas - AGD, autorização para substituição temporária, até o exercício de 2029, do procedimento de cálculo do ICSD atual pelo cálculo com base nas demonstrações financeiras consolidadas da garantidora Companhia Paranaense de Energia - Copel. Ainda no âmbito do contrato de financiamento do Complexo Eólico de Cutia, a Companhia recebeu, em 23.12.2024, conforme carta do BNDES AEC/DEENE2 nº 49/2024, autorização para substituição temporária, até o exercício de 2029, do procedimento de cálculo do ICSD atual pelo cálculo do ICSD e de Índice de Alavancagem com base nas demonstrações financeiras consolidadas da garantidora Companhia Paranaense de Energia - Copel. Em 31.12.2024, todos os demais indicadores e condições acordados foram integralmente atendidos.

g. limites dos financiamentos contratados e percentuais já utilizados

Atualmente em fase de utilização, a Copel tem contratado os seguintes financiamentos:

a) Eletrobrás - Programa Luz para Todos, 5ª tranche, no valor de R$ 17,0 milhões com recursos do Fundo de Investimento de Infraestrutura e Saneamento da Caixa Econômica Federal, sendo que, deste valor, R$ 15,9 milhões já foram liberados.

b) BNDES, para implantação de Colíder, no valor total de R$ 1.041,2 milhões, sendo que deste valor, R$ 1.043,0 milhões já foram liberados.

c) BNDES, para implantação da Linha de Transmissão Londrina Figueira C2, e da linha de transmissão Salto Osorio - Foz do Chopim C2, no valor total de R$ 21,6 milhões, sendo que, deste valor, R$ 18,2 milhões já foram liberados.

d) BNDES, para implantação da Linha de Transmissão Assis – Paraguaçu Paulista II, bem como a subestação "SE" Paraguaçu Paulista II, no valor total de R$ 34,3 milhões, sendo que, deste valor, R$ 28,8 milhões já foram liberados.

e) BNDES, para implantação do parque eólico de Santa Maria, no valor total de R$ 71,6 milhões, sendo que, deste valor, R$ 60,3 milhões já foram liberados.

f) BNDES, para implantação do parque eólico de Santa Helena no valor total de R$ 83,0 milhões, sendo que, deste valor, R$ 64,5 milhões já foram liberados.

g) BNDES, para Implantação da UHE Baixo Iguaçu e sistema de transmissão associado, no valor total de R$ 194,0 milhões, sendo que o valor foi integralmente liberado.

h) BNDES, Construção e implantação de centrais geradoras eólicas do Complexo Cutia, no valor total de R$ 619,4 milhões, sendo que, deste valor, R$ 589,2 milhões já foram liberados.

i) BNDES, implantação de: SE Andirá Leste, Linha de Transmissão Baixo Iguaçu – Realeza, SE Curitiba Centro e Linha de Transmissão Curitiba Centro – Uberaba, SE Medianeira e Linha de Transmissão Curitiba Leste – Blumenau no valor total de R$ 432,1 milhões, sendo que, deste valor, R$ 347,6 milhões, já foram liberados.

j) BNB, Implantação do Complexo Eólico de Jandaíra, no valor total de R$ 208,7 milhões, sendo que, deste valor, R$ 208,7 milhões já foram liberados.

k) BNB, contrato com a Eólica Potiguar SPE S.A, no valor de R$ 532,5 milhões, como parte da Estratégia da Companhia de crescimento sustentável em energia renovável. O empreendimento é formado por 5 parques eólicos com 186,7 MW de capacidade instalada, localizados no município de Serra do Mel – RN. O complexo foi adquirido com o montante já liberado na totalidade.

l) BNB, Contrato com a Central Eólica Aventura, com o objetivo da Implantação do Complexo Eólico de Aventura. No valor de R$ 348,4 milhões, já liberados R$ 348,4 milhões.

m) BNB, Contrato com a Central Eólica SRMN, com o objetivo da Implantação do Complexo Eólico de SRMN. No valor de R$ 513,0 milhões, já liberados R$ 513,0 milhões.

h. alterações significativas em itens das demonstrações de resultado e de fluxo de caixa

DEMONSTRAÇÕES DE RESULTADOS (Em Reais mil)

	31.12.2024	Análise vertical 31.12.2024	Análise horizontal 2024-2023	31.12.2023
OPERAÇÕES EM CONTINUIDADE				
RECEITA OPERACIONAL LÍQUIDA	**22.651.036**	*100,0%*	*5,5%*	**21.479.468**
Custos Operacionais	**(17.759.792)**	*-78,4%*	*7,1%*	**(16.581.428)**
LUCRO OPERACIONAL BRUTO	**4.891.244**	*21,6%*	*-0,1%*	**4.898.040**
Outras receitas (despesas) operacionais				
Despesas com vendas	(137.121)	-0,6%	-10,2%	(152.638)
Despesas gerais e administrativas	(825.350)	-3,6%	-23,4%	(1.078.037)
Outras receitas (despesas) operacionais, líquidas	(145.727)	-0,6%	-48,0%	(280.460)
Resultado da equivalência patrimonial	281.202	1,2%	-8,6%	307.809
	(826.996)	*-3,7%*	*-31,3%*	**(1.203.326)**
Lucro antes do resultado financeiro e tributos	**4.064.248**	*17,9%*	*10,0%*	**3.694.714**
Resultado Financeiro				
Receitas financeiras	1.184.779	5,2%	10,8%	1.069.116
Despesas financeiras	(2.341.793)	-10,3%	3,0%	(2.274.106)
	(1.157.014)	*-5,1%*	*-4,0%*	**(1.204.990)**
LUCRO OPERACIONAL	**2.907.234**	*12,8%*	*16,8%*	**2.489.724**
IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL				
Imposto de renda e contribuição social	(177.999)	-0,8%	-52,0%	(371.104)
Imposto de renda e contribuição social diferidos	(421.436)	-1,9%	-2572,2%	17.047
	(599.435)	*-2,6%*	*69,3%*	**(354.057)**
Lucro líquido e de operações em continuidade	**2.307.799**	*10,2%*	*8,1%*	**2.135.667**
OPERAÇÕES DESCONTINUADAS				
Lucro liquido proveniente de operações descontinuadas	491.571	2,2%	156,7%	191.501
LUCRO LÍQUIDO DO PERÍODO	**2.799.370**	*12,4%*	*20,3%*	**2.327.168**
Atribuído aos acionistas empresa controladora - operações em continuidade	2.345.941	10,4%	8,7%	2.158.077
Atribuído aos acionistas emp. controladora - operações descontinuadas	463.690	2,0%	360,3%	100.733
Atribuído aos acionistas não controladores - operações em continuidade	(26.800)	-0,1%	-3169,9%	873
Atribuído aos acionistas não controladores - operações em continuidade	16.539	0,1%	-75,5%	67.485

O item 2.2 deste Formulário de Referência detalha as variações significativas ocorridas na demonstração do resultado.

DEMONSTRAÇÕES DOS FLUXOS DE CAIXA (Em Reais mil)

	31.12.2024	Análise horizontal 2024-2023	31.12.2023
Saldo inicial de caixa e equivalentes de caixa	5.634.623	*110,4%*	2.678.457
Saldo final de caixa e equivalentes de caixa	4.161.939	*-26,1%*	5.634.623
Variação de caixa e equivalentes de caixa proveniente de operações descontinuadas	(69.338)	*-156,0%*	123.791
VARIAÇÃO NO CAIXA E EQUIVALENTES DE CAIXA	**(1.542.022)**	***-150,1%***	**3.079.957**

Conforme demonstrado no quadro acima, houve uma variação negativa no saldo de caixa e equivalentes de caixa no exercício social encerrado em 31 de dezembro de 2024 e uma redução de -150,1% em relação ao exercício anterior. A seguir estão apresentados os detalhamentos das variações nos fluxos de caixa decorrentes das atividades operacionais, atividades de investimento e atividades de financiamento.

Atividades Operacionais - O caixa líquido gerado pelas atividades operacionais se manteve estável em 2024, quando comparado a 2023. Conforme demonstrado abaixo, a pequena redução apresentada se deve pela geração de caixa operacional decorrente, principalmente, do maior resultado da operação descontinuada da UEGA e Compagas em 2023, não recorrente em 2024.

	31.12.2024	Análise horizontal 2024-2023	31.12.2023
FLUXO DE CAIXA DAS ATIVIDADES OPERACIONAIS			
Lucro líquido do período proveniente de operações em continuidade	**2.307.799**	*8,1%*	**2.135.667**
Ajustes para a reconciliação do lucro líquido do exercício com a geração de caixa das atividades operacionais:			
Encargos, variações monetárias e cambiais não realizadas – líquidas	2.071.041	*6,1%*	1.951.552
Juros efetivos - bonificação pela outorga de contrato de concessão em regime	(120.800)	*5,6%*	(114.370)
Remuneração de contratos de concessão de transmissão	(833.630)	*14,2%*	(730.094)
Imposto de renda e contribuição social	177.999	*-52,0%*	371.104
Imposto de renda e contribuição social diferidos	421.436	*-2572,2%*	(17.047)
Resultado da equivalência patrimonial	(281.202)	*-8,6%*	(307.809)
Apropriação de obrigações de benefícios pós emprego	257.711	*-3,7%*	267.741
Constituição para programas de pesquisa e desenvolvimento e eficiência	181.675	*9,8%*	165.459
Reconhecimento do valor justo do ativo indenizável da concessão	(82.424)	*32,6%*	(62.167)
Resultado de ativos e passivos financeiros setoriais	(923.724)	*-13,7%*	(1.070.196)
Depreciação e amortização	1.465.478	*6,0%*	1.382.040
Provisão decorrente do programa de demissão voluntária	18.306	*-97,0%*	610.057
Incentivos de longo prazo	5.595	—	—
Perdas estimadas, provisões e reversões operacionais líquidas	345.102	*274,2%*	92.235
Realização de mais/menos valia em combinações de negócios	(722)	*0,0%*	(722)
Valor justo nas operações de compra e venda de energia no mercado ativo	36.604	*-825,6%*	(5.045)
Baixas de contas a receber vinculadas à concessão	3.265	*1109,3%*	270
Baixas de ativos de contrato	14.496	*-13,3%*	16.728
Resultado das baixas de imobilizado	32.234	*208,2%*	10.458
Resultado das baixas de intangíveis	76.183	***-3,2%***	**78.728**
Resultado das baixas de direito de uso de ativos e passivo de arrendamentos –	(4.774)	*-757,6%*	726
Resultado na alienação de imóveis	(264.434)	—	—
	4.903.214	*2,7%*	**4.775.315**

Redução (aumento) dos ativos			
Clientes	602.196	*219,6%*	188.437
Dividendos e juros sobre o capital próprio recebidos	223.985	*28,1%*	174.826
Depósitos judiciais	18.427	*-44,7%*	33.298
Ativos financeiros setoriais	354.421	*858,8%*	36.964
Outros créditos	(73.515)	*536,2%*	(11.555)
Estoques	38.402	*104,9%*	18.741
Imposto de renda e contribuição social a recuperar	(295.650)	*47,1%*	(201.003)
Outros tributos a recuperar	(50.731)	*-63,4%*	(138.520)
Despesas antecipadas	(342)	*-85,0%*	(2.281)
Partes relacionadas	715	*-455,7%*	(201)
	817.908	***728,6%***	**98.706**
Aumento (redução) dos passivos			
Obrigações sociais e trabalhistas	(313.552)	*-205,5%*	297.343
Fornecedores	72.730	*272,9%*	19.506
Outras obrigações fiscais	882.575	*-9,4%*	974.083
Benefícios pós-emprego	(219.780)	*-2,2%*	(224.809)
Encargos setoriais a recolher	(16.641)	*-211,1%*	14.978
Pesquisa e desenvolvimento e eficiência energética	(336.956)	*32,0%*	(255.295)
Contas a pagar vinculadas à concessão	(110.385)	*-4,6%*	(115.736)
Outras contas a pagar	(131.259)	*-187,8%*	149.450
Provisões para litígios quitadas	(345.138)	*-7,4%*	(372.838)
	(518.406)	***-206,5%***	**486.682**
CAIXA GERADO PELAS ATIVIDADES OPERACIONAIS	**5.202.716**	***-2,9%***	**5.360.703**
Imposto de renda e contribuição social pagos	(219.219)	*-25,6%*	(294.676)
Encargos de empréstimos e financiamentos pagos	(471.276)	*-9,6%*	(521.134)
Encargos de debêntures pagos	(1.089.013)	*-3,4%*	(1.127.607)
Encargos de passivo de arrendamentos pagos	(33.292)	*37,1%*	(24.284)
CAIXA LÍQUIDO GERADO PELAS ATIVIDADES OPERACIONAIS PROVENIENTES DE OPERAÇÕES EM CONTINUIDADE	**3.389.916**	***-0,1%***	**3.393.002**
CAIXA LÍQUIDO GERADO PELAS ATIVIDADES OPERACIONAIS PROVENIENTES DE OPERAÇÕES DESCONTINUADAS	3.620	*-97,1%*	125.474
CAIXA LÍQUIDO GERADO PELAS ATIVIDADES OPERACIONAIS	**3.393.536**	***-3,6%***	**3.518.476**

Atividades de Investimento - O aumento no caixa líquido utilizado pelas atividades de investimento comparado ao exercício social encerrado em 2023 se deve, sobretudo, ao pagamento do Bônus de outorga para renovação das concessões das usinas "FDA", "Segredo" e "Salto Caxias", parcialmente compensado pelo recebimento da venda da UEGA e Compagas proveniente de operações descontinuadas, conforme demonstrado abaixo.

	31.12.2024	Análise horizontal 2024-2023	31.12.2023
FLUXO DE CAIXA DAS ATIVIDADES DE INVESTIMENTO			
Aplicações financeiras	(32.939)	-25,2%	(44.061)
Aquisições de ativos de contrato	(2.174.902)	10,2%	(1.973.215)
Aquisições de controladas - efeito no caixa	—	-100,0%	(911.450)
Alienação de investimentos - adiantamento	47.066	-19,0%	58.132
Aportes em investimentos	—	-100,0%	(10.780)
Redução de capital em investidas	37.129	—	—
Aquisições de imobilizado	(137.635)	-32,8%	(204.805)
Alienações de imobilizado	11.440	—	—
Aquisições de intangível	(4.098.286)	30511,6%	(13.388)
CAIXA LÍQUIDO UTILIZADO PELAS ATIVIDADES DE INVESTIMENTO PROVENIENTES DE OPERAÇÕES EM CONTINUIDADE	**(6.348.127)**	**104,8%**	**(3.099.567)**
CAIXA LÍQUIDO UTILIZADO PELAS ATIVIDADES DE INVESTIMENTO PROVENIENTES DE OPERAÇÕES DESCONTINUADAS	608.713	-1813,5%	(35.524)
CAIXA LÍQUIDO UTILIZADO PELAS ATIVIDADES DE INVESTIMENTO	**(5.739.414)**	**83,1%**	**(3.135.091)**

Atividades de Financiamento - A redução do caixa líquido gerado pelas atividades de financiamento da Companhia comparado ao exercício social encerrado em 2023 se deve, principalmente, ao aumento de capital social em decorrência da oferta primária de ações recebido em 2023, não recorrente em 2024.

	31.12.2024	Análise horizontal 2024-2023	31.12.2023
FLUXO DE CAIXA DAS ATIVIDADES DE FINANCIAMENTO			
Ingressos de empréstimos e financiamentos	5.051	-88,9%	45.325
Custos de transação na captação de empréstimos e financiamentos	(1.693)	-75,4%	(6.886)
Ingressos de debêntures emitidas	3.920.000	35,2%	2.900.000
Custos de transação na emissão de debêntures	(60.623)	-0,1%	(60.677)
Amortizações de principal de empréstimos e financiamentos	(261.753)	0,3%	(260.971)
Amortizações de principal de debêntures	(1.079.912)	-9,5%	(1.193.910)
Amortizações de principal de passivo de arrendamentos	(70.949)	2,4%	(69.293)
Aumento de capital	—	-100,0%	2.031.619
Custos de transação no aumento de capital	—	-100,0%	(14.941)
Recompra de ações próprias	(50.044)	—	—
Dividendos e juros sobre o capital próprio pagos	(1.586.565)	111,4%	(750.371)
CAIXA LÍQUIDO GERADO PELAS ATIVIDADES DE FINANCIAMENTO PROVENIENTES DE OPERAÇÕES EM CONTINUIDADE	**813.512**	**-68,9%**	**2.619.895**
CAIXA LÍQUIDO GERADO (UTILIZADO) PELAS ATIVIDADES DE FINANCIAMENTO PROVENIENTES DE OPERAÇÕES DESCONTINUADAS	(9.656)	-112,6%	76.677
CAIXA LÍQUIDO GERADO PELAS ATIVIDADES DE FINANCIAMENTO	**803.856**	**-70,2%**	**2.696.572**

a) **Resultados das operações do emissor, em especial:**

i. **Descrição de quaisquer componentes importantes da receita**

Receita Operacional Líquida (em R$ mil)

O quadro a seguir apresenta o detalhamento da receita operacional líquida:

	31.12.2024	Análise vertical 31.12.2024	Análise horizontal 2024-2023	31.12.2023
Fornecimento de energia elétrica	8.454.990	*37,3%*	*6,4%*	7.946.168
Suprimento de energia elétrica	3.120.628	*13,8%*	*-13,4 %*	3.602.788
Disponibilidade da rede elétrica	7.048.036	*31,1%*	*17,4%*	6.002.192
Receita de construção	2.550.809	*11,3%*	*9,3%*	2.333.787
Valor justo do ativo indenizável da concessão	82.424	*0,4%*	*32,6 %*	62.167
Resultado de ativos e passivos financeiros setoriais	838.280	*3,7%*	*-13,7 %*	971.203
Outras receitas operacionais	555.869	*2,5%*	*(0,9%)*	561.163
RECEITA OPERACIONAL LÍQUIDA	**22.651.036**	***100,0%***	***5,5%***	**21.479.468**

A variação na Receita Operacional Líquida é reflexo da:

1. variação em Fornecimento de Energia Elétrica, em função, principalmente, dos Reajustes Tarifários Periódicos (aumento de 17,37% entre 24.06.2023 e 23.06.2024 e redução de 4,0% a partir de 24.06.2024), do aumento no mercado cativo em 5,5% e do crescimento do número de consumidores. Por outro lado, houve redução na receita de fornecimento a consumidores livres da Copel Mercado Livre, em função da redução de preço e de mercado de energia;

2. variação em Suprimento de Energia Elétrica, sobretudo pelo menor preço médio de energia vendida no ambiente de contratação livre (ACL), pelo encerramento de contratos da Copel GeT no ambiente de contratação regulado (ACR) e pela maior provisão para desvio de geração nos empreendimentos eólicos tendo em vista a restrição operativa de transmissão imposta pelo ONS e a diminuição dos ventos;

3. variação em Disponibilidade da Rede Elétrica em razão, principalmente, dos Reajustes Tarifários Periódicos (aumento de 6,32% entre 24.06.2023 e 23.06.2024 e de 2,69% a partir de 24.06.2024), bem como do aumento de 7,3% no mercado fio da Copel DIS, além da atualização dos saldos de ativo de contrato de transmissão, parcialmente compensado pelos impactos da revisão tarifária dos contratos de concessão de transmissão da Copel GeT;

4. variação na Receita de Construção, em virtude, essencialmente, do aumento do volume de obras relacionadas ao "Programa Transformação", que engloba investimentos orientados ao aprimoramento e modernização de infraestrutura e melhorias no atendimento a consumidores do segmento de distribuição;

5. variação em Resultado de Ativos e Passivos Financeiros Setoriais principalmente devido ao crescimento do mercado faturado e à melhor aderência da cobertura tarifária em relação aos custos realizados da Parcela A (custos não gerenciáveis).

ii. fatores que afetaram materialmente os resultados operacionais

Além das variações de receita detalhadas acima, os itens a seguir apresentam outros fatores que afetaram materialmente os resultados operacionais e o lucro do exercício social encerrado em 31 de dezembro de 2024.

Custos e Despesas Operacionais (em R$ mil)

	31.12.2024	Análise vertical 31.12.2024	Análise horizontal 2024-2023	31.12.2023
Energia elétrica comprada para revenda	(8.924.895)	47,3%	15,7%	(7.716.190)
Encargos de uso da rede elétrica	(2.865.490)	15,2%	-1,1%	(2.896.710)
Pessoal e administradores	(1.081.797)	5,7%	-42,4%	(1.878.332)
Planos previdenciário e assistencial	(259.352)	1,4%	-0,3%	(260.159)
Material	(86.882)	0,5%	-15,4%	(102.667)
Matéria-prima e insumos para produção de energia	(936)	0,0%	-94,7%	(17.654)
Serviços de terceiros	(1.074.308)	5,7%	7,8%	(996.312)
Depreciação e amortização	(1.465.478)	7,8%	6,0%	(1.382.040)
Perdas de créditos, provisões e reversões	(345.102)	1,8%	274,2%	(92.235)
Custo de construção	(2.522.908)	13,4%	8,8%	(2.319.720)
Outros custos e despesas operacionais	(240.842)	1,3%	-44,1%	(430.544)
CUSTOS E DESPESAS OPERACIONAIS	**(18.867.990)**	**100,0%**	**4,3%**	**(18.092.563)**

Os principais fatores que levaram ao aumento custos e despesas operacionais, **subdivididos em custos e despesas não gerenciáveis e gerenciáveis e outros fatores,** encontram-se descritos a seguir:

Custos e Despesas Não gerenciáveis

1) variação em Energia Elétrica Comprada para Revenda principalmente em decorrência do aumento da energia de mini e micro geradores, da incorporação, a partir de janeiro de 2024, de Leilões de Energia Nova, impactando a CCEAR e ainda, pelo aumento de compra no mercado de curto prazo – CCEE.

Custos e Despesas Gerenciáveis

1) variação em Pessoal e Administradores refletindo principalmente a indenização do segundo terço adicional de férias para retirada do benefício do Acordo Coletivo de Trabalho (ACT), de R$ 138,0 milhões, e o provisionamento do Programa de Demissão Voluntária (PDV) de R$ 610,0 milhões, ambos em 2023, além da redução do quadro em 2024. Estes valores foram compensados pelo acréscimo dos honorários dos administradores em 2024, pela atualização salarial decorrente do acordo coletivo do trabalho de 4,51% em outubro de 2023 e da provisão de R$ 15,6 milhões referente aos impactos do ACT 2024 homologado em 2025;

2) variação em Serviços de terceiros especialmente pela elevação dos custos com manutenção do sistema elétrico e instalações;

3) variação em Perdas estimadas, Provisões e Reversões decorrente da reversão de impairment registrada em 2023, não recorrente em 2024, e do aumento na provisão para litígios, principalmente litígios cíveis e trabalhistas;

4) variação em Outros custos e despesas operacionais devido principalmente ao ganho na alienação de imóveis inservíveis às concessões da Copel GeT e FDA.

Outros Custos e Despesas

1) variação em Depreciação e amortização decorrente, principalmente, da entrada em operação de novos ativos, em decorrência do aumento nos investimentos da Copel DIS;

2) variação no Custo de construção, refletindo principalmente os investimentos realizados na infraestrutura do segmento de distribuição de energia.

Resultado de Equivalência Patrimonial

O Resultado da Equivalência Patrimonial de 2024 no montante de R$ 281,2 milhões foi 8.6% inferior aos R$ 307,8 milhões de 2023, decorrente principalmente da equivalência patrimonial nas controladas em conjunto de transmissão de energia elétrica, tendo em vista, entre outros eventos, os ganhos de revisão tarifária registrados em 2023 e não recorrentes em 2024.

Resultado financeiro

O resultado financeiro apresentou variação positiva de R$ 48,0 milhões, devido principalmente ao aumento em rendimentos de aplicações financeiras, decorrente do maior volume dos valores aplicados, ao aumento em acréscimos moratórios sobre faturas, e a redução da variação monetária e encargos da dívida, compensado pelo aumento em variação monetária e ajuste a valor presente sobre contas a pagar vinculadas à concessão, que se refere aos saldos decorrentes dos pagamentos das outorgas das concessões das UHEs.

Imposto de Renda e Contribuição Social

O imposto de renda e contribuição social no exercício social encerrado em 31 de dezembro de 2024 foi negativo em R$ 599.435 mil, representando um aumento de R$ 245.378 mil comparado com os valores de R$ 354.057 mil referente ao exercício de 2023, decorrente, principalmente, do aumento do resultado do período.

Lucro Líquido

Em 2024, o lucro líquido consolidado da Copel foi de R$ 2.799,4 milhões, sendo 20,3% superior ao obtido no exercício anterior, de R$ 2.327,2 milhões. O acréscimo decorre da variação do Ebitda e do resultado financeiro, já detalhados, além dos efeitos do ganho com a alienação das participações societárias na UEGA e na Compagas apresentado na linha de resultado das operações descontinuadas. Esses valores foram compensados pelo maior valor de Imposto de renda e Contribuição social em razão, principalmente, do aumento do resultado do período.

b) variações relevantes das receitas atribuíveis a introdução de novos produtos e serviços, alterações de volumes e modificações de preços, taxas de câmbio e inflação

As principais variações das receitas da Companhia estão explicadas no item 2.2.a (i) acima. A seguir apresentamos o detalhamento das informações a respeito de itens que impactaram na receita.

Reajuste Tarifário Anual/Revisão Tarifária da Copel Distribuição

O resultado do Reajuste Tarifário Anual de 2024 da Copel Distribuição foi homologado pela Aneel por meio da Resolução Homologatória nº 3.336 de 18.06.2024, com reajuste médio nulo percebido pelos consumidores, cuja aplicação ocorreu integralmente às tarifas a partir de 24.06.2024 (10,5% em junho/2023 pela Resolução Homologatória nº 3.209 de 20.06.2023).

Geração e Comercialização de Energia

A receita desses segmentos é proveniente da venda de energia para consumidores livres, concessionárias, permissionárias e outras comercializadoras, por meio de contratos bilaterais e no ambiente regulado os quais são corrigidos anualmente.

Além disso, a receita é afetada também por mudanças na metodologia usada para calcular preços de energia no curto prazo (Preço de Liquidação de Diferenças, ou PLD), bem como pelo Fator de Geração em Escala (GSF), utilizado para ajustar a produção de energia garantida e representa o índice entre o total de energia produzida pelas usinas hidroelétricas que integram o Mecanismo de Realocação de Energia (ou MRE) e sua potência garantida. Isto representa, em média, a quantidade de energia comprometida nos contratos de geração de energia. Se houver taxas de fluxo excessivamente baixas, o GSF será igual ou inferior a 1.

Variação do PLD e GSF:

	PLD[1]			GSF[2]		
Mês	**2024**	**2023**	**Variação 2024x2023**	**2024**	**2023**	**Variação 2024x2023**
Janeiro	61,14	69,04	-11%	87,0 %	104,3 %	-17%
Fevereiro	61,20	69,04	-11%	88,9 %	98,1 %	-9%
Março	61,07	69,04	-12%	94,9 %	101,6 %	-7%
Abril	61,07	69,04	-12%	103,8 %	105,3 %	-1%
Maio	61,07	69,04	-12%	104,1 %	97,7 %	7%
Junho	66,40	69,04	-4%	89,3 %	77,9 %	15%
Julho	87,05	69,04	26%	84,8 %	77,9 %	9%
Agosto	118,79	69,04	72%	79,4 %	80,2 %	-1%
Setembro	307,78	80,37	283%	73,4 %	83,4 %	-12%
Outubro	480,76	74,84	542%	73,5 %	82,7 %	-11%
Novembro	103,51	84,40	23%	80,1 %	83,1 %	-4%
Dezembro	64,80	74,09	-13%	86,1 %	85,6 %	1%
Média anual	**127,89**	**72,17**	**77%**	**87,1 %**	**89,8 %**	**-3%**

[1] PLD médio da região Sul - R$/MWh

[2] Relação entre o volume de energia efetivamente gerado pelo MRE e a Garantia Física total do mecanismo

(c) impactos relevantes da inflação, da variação de preços dos principais insumos e produtos, do câmbio e da taxa de juros no resultado operacional e no resultado financeiro do emissor

Os principais indicadores e índices macroeconômicos que influenciam o resultado operacional e financeiro da Companhia são:

1) PIB: o desempenho geral da economia brasileira afeta a demanda de energia elétrica.

2) Inflação (IPCA e IGP-M): afetam a receita e os custos e despesas operacionais, além de alguns contratos de dívida.

3) Taxa de Câmbio: tem reflexo no custo de energia comprada de Itaipu.

4) Taxa de juros (SELIC/CDI e TJLP): o CDI é o indicador ao qual as dívidas e as aplicações financeiras estão vinculadas e a SELIC e TJLP indexam parcela da dívida da Companhia.

Os impactos mais relevantes destes índices se deram na Receita de Disponibilidade da Rede Elétrica, em função da remuneração dos ativos de contrato pelo IPCA, e no resultado financeiro, pelo impacto da SELIC/CDI, TJLP e IPCA sobre os contratos de empréstimos, financiamentos e debêntures e pelo impacto do dólar na compra de energia de Itaipu.

2.3 Mudanças nas práticas contábeis/Opiniões modificadas e ênfases

(a) Mudanças nas práticas contábeis que tenham resultado em efeitos significativos sobre as informações previstas nos campos 2.1 e 2.2

Não foram registradas mudanças nas práticas contábeis da Companhia que tenham resultado em efeitos significativos sobre as informações previstas nos itens 2.1 e 2.2 deste Formulário de Referência no último exercício social e no exercício social corrente.

(b) Opiniões modificadas e ênfases presentes no relatório do auditor.

Os relatórios dos auditores independentes sobre as demonstrações contábeis da Companhia referentes ao exercício social encerrado em 31 de dezembro de 2024 foram emitidos sem opiniões modificadas e ênfases.

(a) Introdução ou alienação de segmento operacional

Não houve introdução de segmento operacional no exercício social encerrado em 31 de dezembro de 2024. Em 16.09.2024 foi alienado o segmento operacional de "Gás", que tinha como atribuição a exploração do serviço público de distribuição de gás natural canalizado. O segmento foi descontinuado após finalização do processo de desinvestimento da Compagas. O detalhamento desse processo está descrito na letra "b" deste item 2.4.

(b) Constituição, aquisição ou alienação de participação societária

Em atendimento às diretrizes do Planejamento Estratégico Empresarial da Copel - Visão 2030 quanto à descarbonização do seu portfólio de ativos, priorização de investimentos, ações diretamente ligadas ao seu *core business* (energia elétrica), concentração em ativos de maior porte e melhoria na eficiência operacional, a Copel vem efetuando desinvestimentos e reciclagem de ativos e participações, conforme disposto a seguir.

UEG Araucária S.A. (UEGA)

Em 14.12.2023 a Copel e a Copel GeT assinaram o Contrato de Compra e Venda de Ações (CCVA) da participação societária na UEGA com a Âmbar Energia S.A., conforme disposto no Fato Relevante 20/23, sendo que o valor da transação na data-base de 30.09.2023, equivalente ao *Equity Value* referente à participação de 81,2% da Copel no investimento, foi de R$ 290.662.

Em 1º.07.2024, após cumpridas todas as condições previstas no CCVA, foi concluído o desinvestimento da totalidade das ações da participação da Copel (20,3%) e da Copel GET (60,9%) na UEGA para a Âmbar Energia S.A. no valor total de R$ 261.355, dos quais R$ 58.132 já tinham sido recebidos como adiantamento em 14.12.2023. O ganho registrado no resultado da Companhia, líquido de custos de transação e impostos, foi de R$ 14.504 e está demonstrado na linha de operações descontinuadas. Com a conclusão do processo a Copel deixou de controlar a UEGA, transferindo seus ativos e passivos e a direção de seus negócios às adquirentes.

Companhia Paranaense de Gás – Compagas

Em 10.07.2024, a Copel celebrou o Contrato de Compra e Venda do Bloco de Controle - CCVBC com a Compass Dois Ltda., subsidiária da Compass Gás e Energia S.A., referente à venda da totalidade das ações representativas de 51% da Compagas e em 16.09.2024, após cumpridas todas as condições previstas no CCVBC, foi concluído o desinvestimento. A Companhia recebeu 40% do *equity value* de R$ 906.000, corrigido conforme previsto em contrato considerando a data base de 31.12.2023. O pagamento do saldo devidamente atualizado ocorrerá em etapas, sendo 30% até 16.09.2025 e 30% até 16.09.2026. O ganho registrado no resultado da Companhia, líquido de custos de transação e impostos, foi de R$ 455.842 e está demonstrado na linha de operações descontinuadas. O controle da Copel na Compagas foi transferido com a conclusão do desinvestimento, passando a direção de seus negócios às adquirentes.

Ativos de Geração de Pequeno Porte

Em 08.05.2024 o Conselho de Administração aprovou o início da etapa de propostas não vinculantes para desinvestimento de 13 ativos de geração de pequeno porte da subsidiária integral Copel GeT, totalizando 118,7 MW de capacidade instalada conforme quadro a seguir:

	Potência Outorgada (MW)	Garantia Física (MW médios)
CGH Pitangui	0,87	0,09
CGH Chopim I	1,98	1,48
CGH Marumbi	4,80	2,40
CGH Melissa	1,00	0,64
CGH Salto do Vau	0,94	0,57
EOL Palmas	2,50	0,40
PCH Apucaraninha	10,00	6,71
PCH Cavernoso	1,30	0,96
PCH Cavernoso II	19,01	10,56
PCH Chaminé	18,00	11,60
PCH São Jorge	2,30	1,54
UHE Guaricana	36,00	16,10
UTE Figueira	20,00	17,70
	118,7	**70,75**

Em 25.11.2024 foi celebrado o Contrato de Compra e Venda de Ações e Outras Avenças - CCVA com a Electra Hydra/Intrepid, no valor total de R$ 450.492, correspondente ao *equity value* dos 13 ativos. Este valor será corrigido conforme previsão contratual. Um sinal de R$ 45.000 foi recebido em 16.12.2024, e o restante será pago na data de fechamento da operação. Os ativos serão transferidos somente após a conclusão do desinvestimento que está condicionada à verificação de condições usuais para operações desta natureza, incluindo a aprovação dos órgãos competentes.

Descruzamento de Ativos

Em 12.12.2024, conforme Fato Relevante 12/24, a Copel GeT celebrou o Contrato de Trespasse de Estabelecimento, de Compra e Venda de Participação Societária, de Cessão Onerosa de Participação em Consórcio com Compra e Venda de Ativos e Outras Avenças com a Eletrobras e sua subsidiária integral Eletrobras CGT Eletrosul, por meio do qual acordaram o seguinte:

- A Copel GeT receberá (i) a totalidade dos 49% da participação da Eletrobras na Usina Hidrelétrica Mauá e (ii) a totalidade dos 49,9% da Eletrobras na transmissora Mata de Santa Genebra S.A. (MSG), passando a Copel GeT a deter participação integral dos respectivos ativos;
- A Copel GeT transferirá para a Eletrobras a Usina Hidrelétrica Colíder;
- Adicionalmente, a Copel GeT pagará R$ 365.000 à Eletrobras através de recursos em caixa, no fechamento da operação, sujeita a mecanismos de ajustes de preço usuais de mercado.

A operação tem como data-base 31.12.2023, o que inclui a transferência do caixa e dos financiamentos dos três ativos.

A conclusão dos desinvestimentos dos Ativos de Geração de Pequeno Porte e do descruzamento de ativos aguarda à satisfação de condições precedentes usuais para operações desta natureza, incluindo a aprovação e anuência de órgãos competentes, como a Aneel e BNDES. A aprovação do CADE para o descruzamento de ativos ocorreu em janeiro de 2025.

Os ativos da UHE Colíder não representam uma linha separada de negócios ou uma área geográfica de operações bem como não constituem uma subsidiária adquirida exclusivamente para revenda e, portanto, não são divulgados como operação descontinuada. A Companhia continua suas atividades no setor de geração de energia.

Venda da Carbocampel

Em 18.12.2023 a Copel assinou o Contrato de Compra e Venda de Ações (CCVA) com a Paranafert Participações Ltda. para alienação da sua participação societária na Carbocampel S.A. Em 24.05.2024 foi concluída a operação, com a transferência das ações para a compradora pelo valor de R$ 2.066.

(c) Eventos ou operações não usuais

Os principais eventos e operações não usuais relevantes no exercício social encerrado em 31 de dezembro de 2024, foram:

1. Alienação de participação societária da UEGA e Compagas, alienação de Ativos de Pequeno Porte e Descruzamento de ativos com Eletrobras, já detalhados na letra "b" deste item 2.4 do Formulário de Referência;

2. Renovação das concessões das UHEs GBM, GNB e GJR:

   A transformação da Copel em "Corporação" ocorrida em 2023 possibilitou, nos termos da Lei 9.074/95 a renovação integral das concessões das Usinas Hidrelétricas Governador Bento Munhoz da Rocha Netto - GBM ("Foz do Areia"), Governador Ney Braga - GNB ("Segredo") e Governador José Richa - GJR ("Salto Caxias"), por 30 anos contados a partir da assinatura dos novos contratos de concessão, que foram celebrados em 19.11.2024.

   Em 21.11.2024 foi realizado o pagamento do bônus de outorga pela renovação das concessões, no valor atualizado de R$ 4.073.915, nos termos da Portaria Interministerial dos Ministérios de Minas e Energia e da Fazenda - MME/MF nº 01, de 30.03.2023.

   A partir de novembro de 2024, tendo em vista a continuidade das operações, a totalidade dos ativos vinculados a estas três usinas, inclusive o bônus de outorga, passaram a ser depreciados e/ou amortizados de forma linear pelo prazo de vida útil estabelecido pela Aneel. Caso esse prazo exceda o vencimento do contrato de concessão, será utilizado o prazo do contrato, sem valor residual.

   Os novos contratos de concessão foram pactuados pelo regime de exploração de Produção Independente de Energia (PIE) e terão pagamento pelo Uso do Bem Público – UBP por cinco anos.

3. Emissão de Debêntures, já detalhados na letra "f(i)" do item 2.1 do Formulário de Referência.

4. Venda de ativos da Copel GeT:

Em setembro de 2024 o Conselho de Administração da Copel GeT aprovou a proposta para alienação de imóveis inservíveis à concessão da Copel GeT e da F.D.A, denominado "Projeto Paraná". A operação, concluída com a assinatura dos contratos de compra e venda, foi realizada em dois blocos: venda de terrenos e edificações localizados em Curitiba e venda de imóveis localizados próximos de usinas hidrelétricas no interior do Estado do Paraná. O valor total da operação comercial de venda dos ativos foi de R$ 286.000, dos quais R$ 11.440 foram recebidos em 2024, e o saldo, acrescido de juros e correção monetária, será recebido em até 10 anos, podendo ser antecipado tendo em vista a prioridade das vendedoras na geração de caixa dos empreendimentos, conforme previsto em contrato. O saldo a receber está garantido pela alienação fiduciária dos respectivos imóveis. O montante de R$ 264.434 referente ao ganho decorrente deste processo de alienação foi registrado no resultado do exercício social encerrado em 31 de dezembro de 2024.

(a) informar o valor das medições não contábeis

i. EBIT, EBITDA e Margem EBITDA

O EBIT (sigla em inglês para LAJIR – Lucro antes dos Juros e Impostos sobre a Renda incluindo Contribuição Social sobre o Lucro Líquido) é uma medição que consiste no lucro líquido das operações continuadas ajustado pela despesa de imposto de renda e contribuição social corrente e diferida e pelo resultado financeiro líquido, conciliada com as demonstrações financeiras consolidadas da Companhia.

O EBITDA (sigla em inglês para LAJIDA – Lucro antes dos Juros, Impostos sobre Renda incluindo Contribuição Social sobre o Lucro Líquido, Depreciação e Amortização) é uma medição não contábil que consiste no EBIT ajustado pelas despesas com depreciação e amortização, conciliada com as demonstrações financeiras consolidadas da Companhia.

O EBIT e o EBITDA não são medidas reconhecidas pelas Práticas Contábeis Adotadas no Brasil nem pelas Normas Internacionais de Relatório Financeiro ("IFRS"), não possuem significado padrão e podem não ser comparáveis a medidas de títulos semelhantes divulgadas por outras companhias. Além disso, não devem ser considerados isoladamente ou como um substituto de lucro líquido ou lucro operacional, nem como um indicador de desempenho operacional ou fluxo de caixa ou para medir a liquidez ou a capacidade de pagamento da dívida. A Companhia utiliza o EBIT e o EBITDA como indicadores de performance para efeito gerencial.

A tabela abaixo apresenta o EBITDA, o EBIT e a Margem EBITDA (calculada pela divisão do EBITDA pela Receita Operacional Líquida):

(Reais Mil)	Exercício social 31/12/2024	Exercício social 31/12/2023
EBITDA EBIT + Depreciação e Amortização	5.529.726	5.076.754
EBIT Resultado das Atividades (incluindo resultado de equivalência patrimonial)	4.064.248	3.694.714
MARGEM EBITDA EBITDA/ROL	24,41%	23,64%

Considerando que a Companhia é uma empresa integrada que atua em diversos segmentos, para uma melhor análise e acompanhamento do desempenho econômico operacional, a tabela abaixo apresenta o EBITDA por segmento de atuação da Companhia:

EBITDA	Geração	Transmissão	Distribuição	Comercialização	Gas	Holding e Serviços	Reclassificações operações descontinuadas	Consolidado
Exercício social 31/12/2024	1.964.909	1.129.454	2.574.517	16.652	85.759	(183.003)	(58.562)	5.529.726
Exercício social 31/12/2023	2.666.796	921.991	1.623.892	110.620	205.274	(206.353)	(245.466)	5.076.754

ii. Dívida Líquida Ajustada

A Companhia também utiliza a Dívida Liquida Ajustada como medição não contábil, que equivale ao total da Dívida (empréstimos e financiamentos + debêntures) deduzidas as Disponibilidades (caixa e equivalentes de caixa somado aos títulos e valores mobiliários que representam garantias de contratos de dívidas). A Dívida Líquida Ajustada não é uma medida de desempenho financeiro, liquidez ou endividamento reconhecida pelas práticas contábeis adotadas no Brasil (BR GAAP) nem pelo IFRS, emitidas pelo IASB, e não possuem um significado padrão. Neste sentido, outras empresas podem calcular a Dívida Líquida de maneira diferente da utilizada pela Companhia.

A tabela abaixo apresenta a Dívida Líquida Ajustada com os valores das demonstrações financeiras consolidadas:

(Reais Mil)	Exercício social 31/12/2024	Exercício social 31/12/2023
Dívida Líquida Ajustada	13.157.422	8.922.358

iii. EBITDA Ajustado e Margem do EBITDA Ajustado

O EBITDA Ajustado não é uma medida de desempenho financeiro elaborada segundo as práticas contábeis adotadas no Brasil, nem pelas normas do IFRS, emitidas pelo IASB, e tampouco devem ser considerados como alternativas ao lucro (ou prejuízo) líquido, indicadores do desempenho operacional, alternativas aos fluxos de caixa ou como indicadores de liquidez.

O EBTIDA Ajustado é calculado pela Companhia a partir do EBITDA, sem considerar as despesas não desembolsáveis, o reflexo de caixa (depreciação e amortização), os eventos exclusivos e não recorrente que podem afetar as receitas ou despesas operacionais, a equivalência patrimonial e ajustado para considerar a receita regulatória das Transmissoras.

A Margem do EBITDA Ajustado é calculada pela divisão do EBITDA Ajustado pela Receita Operacional Líquida.

A tabela abaixo apresenta o EBITDA Ajustado e a Margem do EBITDA Ajustado para o período dos últimos doze meses findo em 31 de dezembro de 2024 e, para fins comparativos, em 31 de dezembro de 2023:

EBITDA (R$ mil)	Exercício social 31/12/2024	Exercício social 31/12/2023
Ebitda Ajustado	5.105.936	5.464.160
Receita Operacional Líquida	22.651.036	21.479.468
Margem Ebitda Ajustado	***22,5%***	***25,4%***

iv. EBITDA Ajustado para fins de *covenants*

O EBITDA Ajustado para fins de *covenants* é uma medida não contábil utilizada para calcular a alavancagem e seu atendimento aos limites estabelecidos nos *covenants* previstos nas escrituras de emissão de debêntures da Companhia e suas controladas.

A tabela abaixo apresenta o EBITDA Ajustado para fins de *covenants* para os exercícios sociais encerrados em 31 de dezembro de 2024 e, para fins comparativos, 2023:

EBITDA ajustado para fins de covenants R$ Mil	Exercício Social 31/12/2024	Exercício Social 31/12/2023
Ebitda ajustado para fins de covenants	5.101.914	4.591.252

v. Dívida Líquida para fins de *covenants* e Índice de Alavancagem

A Dívida Líquida para fins de *covenants* é uma medida não contábil calculada pela Companhia. Para atendimento dos *covenants* previstos nos instrumentos de dívida da Companhia e suas controladas, a Companhia utiliza a Dívida Líquida, ajustada pela exclusão dos Títulos e Valores Mobiliários, com exceção das garantias prestadas no âmbito dos referidos instrumentos de dívida.

O índice de alavancagem da Companhia é calculado pela divisão da Dívida Líquida para fins de *covenants* pelo EBITDA Ajustado para fins de *covenants*.

A tabela abaixo apresenta o índice de alavancagem da Companhia, calculado pela divisão da Dívida Líquida para fins de *covenants* pelo EBITDA Ajustado para fins de *covenants*, para os exercícios sociais encerrados em 31 de dezembro de 2024 e, para fins comparativos, 2023:

Consolidado	Exercício Social 31/12/2024	Exercício Social 31/12/2023
Dívida Líquida para fins de covenants	13.157.426	8.922.358
Ebitda ajustado para fins de covenants	5.101.914	4.591.252
Dívida Líquida para fins de covenants/Ebitda ajustado para fins de covenants	**2,58**	**1,94**

(b) fazer as conciliações entre os valores divulgados e os valores das demonstrações financeiras auditadas

i. EBIT, EBITDA e Margem do EBITDA

A tabela abaixo apresenta a conciliação do EBIT, do EBITDA e da Margem EBITDA com os valores das demonstrações financeiras consolidadas:

Cálculo do EBITDA (lucro antes dos juros, impostos, depreciação e amortização)	Exercício social 31/12/2024	Exercício social 31/12/2023
Lucro líquido do exercício	2.799.370	2.327.168
(-) Lucro líquido do exercício proveniente de operações descontinuadas	(491.571)	(191.501)
Lucro líquido do exercício proveniente de operações em continuidade	2.307.799	2.135.667
(+) IRPJ e CSLL	599.435	354.057
(+) Despesas (receitas) financeiras líquidas	1.157.014	1.204.990
EBIT	**4.064.248**	**3.694.714**
(+) Depreciação e amortização	1.465.478	1.382.040
EBITDA	**5.529.726**	**5.076.754**
Receita Operacional Líquida - ROL	22.651.036	21.479.468
Margem EBITDA	**24,41%**	**23,64%**

Para uma melhor compreensão do setor, em linha com as informações apresentadas no item anterior, a tabela a seguir apresenta a conciliação do EBITDA por segmento de atuação da Companhia:

Geração R$ mil	Exercício social 31/12/2024	Exercício social 31/12/2023
Lucro Líquido	474.102	1.137.386
(-) Lucro líquido do exercício proveniente de operações descontinuadas	(12.004)	—
Imposto de Renda e Contribuição Social	197.338	228.373

Resultado Financeiro	484.215	457.557
EBIT	**1.143.651**	**1.823.316**
Depreciação e Amortização	821.258	843.480
EBITDA	**1.964.909**	**2.666.796**

Transmissão R$ mil	**Exercício social 31/12/2024**	**Exercício social 31/12/2023**
Lucro Líquido	807.352	629.961
Imposto de Renda e Contribuição Social	93.925	(1.779)
Resultado Financeiro	211.108	277.602
EBIT	**1.112.385**	**905.784**
Depreciação e Amortização	17.069	16.207
EBITDA	**1.129.454**	**921.991**

Distribuição R$ mil	**Exercício social 31/12/2024**	**Exercício social 31/12/2023**
Lucro Líquido	1.134.022	569.121
Imposto de Renda e Contribuição Social	322.349	58.368
Resultado Financeiro	525.920	475.102
EBIT	**1.982.291**	**1.102.591**
Depreciação e Amortização	592.226	521.301
EBITDA	**2.574.517**	**1.623.892**

Comercialização R$ mil	**Exercício social 31/12/2024**	**Exercício social 31/12/2023**
Lucro Líquido	44.084	105.550
Imposto de Renda e Contribuição Social	11.310	40.928
Resultado Financeiro	(40.488)	(37.861)
EBIT	**14.906**	**108.617**
Depreciação e Amortização	1.746	2.003
EBITDA	**16.652**	**110.620**

Gas R$ mil	**Exercício social 31/12/2024**	**Exercício social 31/12/2023**
Lucro Líquido	30.705	111.619
Imposto de Renda e Contribuição Social	17.301	40.750
Resultado Financeiro	10.607	11.757
EBIT	**58.613**	**164.126**
Depreciação e Amortização	27.146	41.148
EBITDA	**85.759**	**205.274**

Holding e Serviços	**Exercício social 31/12/2024**	**Exercício social 31/12/2023**
Lucro Líquido	309.105	(226.468)
(-) Lucro líquido do exercício proveniente de operações descontinuadas	(458.342)	—
Imposto de Renda e Contribuição Social	(16.257)	(4.962)
Resultado Financeiro	(23.542)	20.377
EBIT	**(189.036)**	**(211.053)**
Depreciação e Amortização	6.033	4.700
EBITDA	**(183.003)**	**(206.353)**

Reclassificações operações descontinuadas	**Exercício social 31/12/2024**	**Exercício social 31/12/2023**
Lucro Líquido	—	—
(-) Lucro líquido do exercício proveniente de operações descontinuadas	(21.225)	(191.501)
Imposto de Renda e Contribuição Social	(26.531)	(7.621)
Resultado Financeiro	(10.806)	455
EBIT	**(58.562)**	**(198.667)**
Depreciação e Amortização	—	(46.799)
EBITDA	**(58.562)**	**(245.466)**

ii. Dívida Líquida Ajustada

A tabela abaixo apresenta a conciliação da Dívida Líquida com os valores das demonstrações financeiras consolidadas:

(Reais Mil)	Exercício social 31/12/2024	Exercício social 31/12/2023
Empréstimos e Financiamentos (circulante e não circulante) [a]	5.126.470	5.343.217
Debêntures (circulante e não circulante)	12.627.365	9.619.106
Dívida Bruta	**17.753.835**	**14.962.323**
(-) Caixa e equivalentes de caixa	(4.161.939)	(5.634.623)
(-) Títulos e valores mobiliários - garantias de contratos de dívidas	(434.474)	(405.342)
(-) Disponibilidades	**(4.596.413)**	**(6.039.965)**
Dívida Líquida (Dívida Bruta - Disponibilidades)	**13.157.422**	**8.922.358**

(a) Contempla os saldos empréstimos e financiamentos que foram reclassificados para Passivos classificados como mantidos para venda

iii. EBITDA Ajustado e Margem do EBITDA Ajustado

A tabela abaixo apresenta a conciliação do EBITDA Ajustado para os exercícios sociais encerrados em 31 de dezembro de 2024 e, para fins comparativos, 2023, com o objetivo de torná-lo melhor comparável entre os períodos no sentido de apresentar o resultado recorrente da Companhia:

Consolidado (R$ mil)	Exercício social 31/12/2024	Exercício social 31/12/2023
EBITDA	**5.529.726**	**5.076.756**
(-/+) Valor justo da compra e venda de energia	36.605	(5.046)
(-/+) Provisão (reversão) de *impairment* de ativos	84.232	(177.693)
(-/+) Provisão/Reversão indenização PDV	18.388	610.057
(-/+) Alienação de ativos	(264.434)	—
(-/+) Indenização abono terço adicional de férias	—	138.173
(-/+) Provisões para Litígios	—	51.119
(-/+) Ebitda Ajustado Op. Descontinuadas Compagas e UEGA	58.559	136.976
Ajustes não recorrentes	**(66.650)**	**753.586**
(-/+) Equivalência Patrimonial	(281.202)	(307.809)
(-/+) VNR	(82.424)	(62.167)
(-/+) Diferença Receita Transmissão Societária/Regulatória	6.486	3.794
EBITDA AJUSTADO	**5.105.936**	**5.464.160**
Receita Operacional Líquida	22.651.036	21.479.468
Margem Ebitda Ajustado	***22,5%***	***25,4%***

* PDV: Programa de Demissão Voluntária
VNR: Valor Novo de Reposição (ajuste a valor presente do ativo indenizável da Copel Distribuição)

iv. EBITDA Ajustado para fins de *covenants*

A tabela abaixo apresenta a conciliação do EBITDA Ajustado para fins de *covenants* para os exercícios sociais encerrados em 31 de dezembro de 2024 e, para fins comparativos, 2023, com o objetivo de adequá-lo aos termos e condições previstos nas escrituras de emissão de debêntures da Companhia e suas controladas:

EBITDA ajustado para fins de covenants R$ Mil	Exercício social 31/12/2024	Exercício social 31/12/2023
EBITDA	**5.529.726**	**5.076.754**
(+/-) Perdas (lucros) resultantes de equiv. patrimonial	(281.202)	(307.809)
(+/-) Outras Receitas/Despesas extraordinárias, não recorrentes, não operacionais e efeitos não caixa	(146.619)	(177.693)
Ebitda Ajustado para fins de covenant	**5.101.915**	**4.591.252**

v. Dívida Líquida para fins de *covenants* e Índice de Alavancagem

A tabela abaixo apresenta a conciliação da Dívida Líquida para fins de *covenants* em 31 de dezembro de 2024 e, para fins comparativos, 2023:

Consolidado (R$ Mil)	31/12/2024	31/12/2023
Empréstimos e Financiamentos[1]	5.126.471	5.343.217
Debêntures[2]	12.627.365	9.619.106
(-) Caixa e Equivalentes de Caixa[3]	(4.161.936)	(5.634.623)
(-) Titulos e Valores Mobiliários (circulante)[4]	(93)	(93)
(-) Titulos e Val. Mobiliarios - Disponiveis para Venda e mantidos para Negociação (não circulante)[5]	(434.378)	(405.249)
Dívida Líquida para fins de Covenants	**13.157.426**	**8.922.358**

[1] Recursos financeiros obtidos de capital de terceiros.

[2] Recursos financeiros obtidos de capital de terceiros a partir de emissão de debêntures da Companhia.

[3] Numerários em espécie, depósitos bancários à vista e aplicações financeiras de curto prazo com alta liquidez, que possam ser resgatadas no prazo de até 90 dias da data de contratação. Essas aplicações financeiras estão demonstradas ao custo, acrescido dos rendimentos líquidos de imposto de renda auferidos até a data de encerramento do período e com risco insignificante de mudança de valor.

[4] Títulos e valores mobiliários que rendem taxas de juros variáveis e com prazo de até 12 meses.

[5] Títulos e valores mobiliários que rendem taxas de juros variáveis e com prazo superior a 12 meses, vinculados a empréstimos e financiamentos

(c) explicar o motivo pelo qual entende que tal medição é mais apropriada para a correta compreensão da sua condição financeira e do resultado de suas operações

A Companhia divulga o EBIT e o EBITDA observando as disposições da Resolução CVM 156.

O EBIT é utilizado pela Administração para analisar o lucro operacional, ou entender a capacidade da Companhia em gerar lucros a partir de suas operações, excluindo fatores externos, como pagamento de juros e impostos.

O EBITDA é utilizado pela Administração para medir o desempenho econômico operacional e a capacidade de satisfazer as obrigações e levantar recursos para investimentos e capital de giro, pois representa o potencial de fluxo de caixa operacional da Companhia.

A Margem EBITDA é utilizada pela Administração para medir a capacidade da Companhia de transformar a receita líquida em fluxo de caixa operacional potencial.

O EBTIDA Ajustado é utilizado pela Companhia para avaliar a capacidade operacional em gerar caixa, sem considerar as despesas não desembolsáveis e sem reflexo de caixa (depreciação e amortização), o resultado financeiro, os efeitos dos tributos e os eventos exclusivos que podem afetar as receitas ou despesas operacionais.

O EBTIDA Ajustado para fins de *covenants* é uma medida não contábil utilizada para calcular a alavancagem e seu atendimento aos limites estabelecidos nos *covenants* previstos nas escrituras de emissão de debêntures da Companhia e suas controladas.

2.5 Medições não contábeis

A Companhia entende que a medição da Dívida Líquida é a melhor forma de quantificar a dimensão de sua dívida na medida em que subtrai da Dívida o total de caixa, equivalentes de caixa e aplicações financeiras restritas.

A Dívida Líquida para fins de *covenants* é uma medida não contábil utilizada pela Administração para atendimento dos *covenants* previstos nos instrumentos de dívida da Companhia e suas controladas.

O Índice de Alavancagem é calculado pela divisão da Dívida Líquida para fins de *covenants* pelo EBITDA Ajustado para fins de *covenants*, e serve como parâmetro de cálculo para fins da distribuição de dividendos da Companhia e para calcular a alavancagem da Companhia e seu atendimento aos limites estabelecidos nos *covenants* previstos nas escrituras de emissão de debêntures da Companhia e suas controladas.

As medidas não contábeis divulgadas neste Formulário de Referência representam informações adicionais às demonstrações financeiras consolidadas da Companhia, e não devem ser utilizados em substituição aos resultados reais, aos fluxos de caixa ou a posição patrimonial e financeira da Companhia. Estes indicadores não compreendem medidas reconhecidas pelas práticas contábeis adotadas no Brasil nem pelas IFRS, não possuem um significado padrão e podem não ser comparáveis a medidas com títulos semelhantes apresentados por outras companhias.

Desinvestimento Consórcio Baixo Iguaçu

Em 21.02.2025, conforme Fato Relevante 01/25, a Copel GeT exerceu o direito de preferência para aquisição da totalidade das ações da Geração Céu Azul S.A. ("Céu Azul"), atualmente pertencentes à Neoenergia S.A., detentora de 70% do Consórcio Empreendedor Baixo Iguaçu - CEBI, que explora a Usina Hidrelétrica Baixo Iguaçu, pelo *equity value* de R$ 984 milhões. O compromisso de aquisição foi contratado por adesão ao Contrato de Compra e Venda de Ações e Outras Avenças ("CCVA 1") que já havia sido negociado entre Neoenergia e o potencial comprador original desta participação.

Após o exercício do direito de preferência, a Copel GeT celebrou Contrato de Compra e Venda de Ações e Outras Avenças junto à DK Holding Investments, S.R.O. ("CCVA 2"), por meio do qual a Copel GeT se comprometeu a alienar (i) a totalidade da referida participação acionária na Céu Azul, que será titular quando do fechamento da operação prevista no CCVA 1, e (ii) sua participação minoritária de 30% no CEBI, pelo *equity value* de R$ 570 milhões, de forma que a adquirente se tornará proprietária indireta de 100% da UHE Baixo Iguaçu. A operação totaliza, em *equity value*, o montante de R$ 1.554 milhões.

A transação explora uma oportunidade de negócio que gera valor para a Copel e otimiza sua estrutura operacional e administrativa. A Copel GeT recebeu à vista um sinal equivalente a 10% do valor total deste *equity value* e o saldo remanescente deve ser quitado até a data do fechamento, com ajustes usuais para esse tipo de negociação. Os fechamentos das transações previstas no CCVA 1 e no CCVA 2 estão condicionados ao cumprimento de determinadas condições precedentes, características desse tipo de operação.

Descrição	2024
a. Regras sobre retenção de lucros	Conforme disposto no estatuto da Companha, ao fim de cada exercício social, a Diretoria elabora as demonstrações financeiras previstas em lei, observando-se, quanto aos resultados, as seguintes regras: (i) do resultado do exercício serão deduzidos, antes de qualquer participação, os prejuízos acumulados e a provisão para o imposto de renda; (ii) do lucro do exercício, 5% serão aplicados na constituição de reserva legal, que não excederá 20% do capital social; (iii) a Companhia poderá registrar como reserva os juros sobre investimentos, realizados mediante a utilização de capital próprio, nas obras em andamento; e (iv) outras reservas poderão ser constituídas pela Companhia, na forma e limites
a.i. Valores das retenções de lucros	Reserva legal: R$ 140.481.532,40 Reserva de retenção de lucros: R$ 1.059.836.046,01
a.ii. Percentuais em relação aos lucros totais declarados	Reserva legal: 5% Reserva de retenção de lucros: 37,72%
b. Regras sobre distribuição de dividendos.	Nos termos do Estatuto Social da Companhia, os acionistas terão direito, em cada exercício, a receber dividendos e/ou juros sobre o capital próprio ("JCP"), que não poderão ser inferiores a 25% do lucro líquido ajustado de acordo com a Lei das S.A. Com base nos lucros retidos, nas reservas de lucros e no lucro líquido do exercício em curso, registrados em demonstrações contábeis intermediárias semestrais ou trimestrais, o Conselho de Administração, poderá deliberar a distribuição de dividendos intermediários, dividendos intercalares ou pagamento de juros sobre o capital próprio, desde que em conformidade com a Política de Dividendos da Companhia ("Política de Dividendos") e sem prejuízo da posterior ratificação da Assembleia Geral. Os dividendos intermediários, intercalares e os juros sobre capital próprio distribuídos serão imputados ao dividendo obrigatório referente ao exercício social em que forem declarados, observada a legislação aplicável. O dividendo não será obrigatório no exercício social em que o Conselho de Administração informar à Assembleia Geral Ordinária, com parecer do Conselho Fiscal, ser ele incompatível com a situação financeira da Companhia. Os lucros que deixarem de ser distribuídos serão registrados como reserva especial e, se não absorvidos por prejuízos em exercícios subsequentes, deverão ser distribuídos tão logo o permita a situação financeira da Companhia. Quando da distribuição de juros sobre capital próprio, o percentual de 25% de dividendo mínimo obrigatório será considerado atingido em relação ao montante distribuído líquido de tributos, nos termos da legislação aplicável. Abaixo seguem as diretrizes para distribuição de dividendos definidas na Política de Dividendos da Copel: 1. A Assembleia Geral da Companhia deliberará sobre a destinação do lucro líquido do exercício, se existente, e a distribuição de Dividendos/JCP, de acordo com a proposta apresentada pelos órgãos da administração da Companhia, a qual deverá ser elaborada nos termos da legislação e normas relacionadas, sempre observando os seguintes parâmetros: a) Dividendo Obrigatório; b) Índice de Alavancagem Financeira (Dívida Líquida/EBITDA); c) Fluxo de Caixa Disponível (Caixa gerado pelas atividades Operacionais, deduzido do caixa líquido utilizado pelas atividades de investimento) e; d) No mínimo dois eventos de pagamentos anuais.

	2. A decisão de distribuição de Dividendos/JCP, além dos resultados e condições financeiras da Companhia, também deverá considerar perspectivas futuras dos mercados de atuação, estratégias de investimento, *covenants* financeiros e outros fatores considerados relevantes. 3. Os acionistas detentores de ações preferenciais classe "A" e da classe "B" terão direito aos Dividendos Prioritários estabelecidos no Estatuto Social da Copel, os quais serão imputados ao Dividendo Obrigatório, conforme critérios estabelecidos no artigo 5º, parágrafo 7º do Estatuto Social da Companhia. 4. Conforme artigo 111, parágrafo 1º da Lei das Sociedades por Ações e o Estatuto Social da Copel, as ações preferenciais adquirirão direito de voto se o pagamento do dividendo a que elas fazem jus não for realizado por três anos consecutivos. 5. Terão direito ao recebimento de Dividendos/JCP os acionistas que estiverem inscritos como proprietários ou usufrutuários da ação na data definida no ato de declaração dos Dividendos/JCP, nos termos do item 8 (Critérios para Definição da "Data com Dividendos/JCP") da Política de Dividendos. 6. No dia seguinte à data de direito definida no ato de declaração dos Dividendos/JCP, a ação será considerada ex-Dividendos/JCP, observados os procedimentos operacionais da central depositária de ativos na qual as ações da Companhia estejam depositadas. 7. Em caso de distribuição de JCP, apenas o montante líquido dos tributos será considerado para fins do cálculo dos Dividendos Prioritários e do Dividendo Obrigatório. 8. A distribuição de proventos aos acionistas da Copel poderá ocorrer também na forma de bonificação em ações, sendo que, nesse caso deverá ser distribuída proporcionalmente ao número de ações que o acionista possui, de acordo com cada espécie de ação. 9. Os Dividendos/JCP serão prescritos no prazo de 3 anos contados da data em que foram colocados à disposição do acionista, conforme artigo 287 da Lei das Sociedades por Ações. <u>Parâmetros para Distribuição de Dividendos Regulares</u> O cálculo dos Dividendos Regulares será baseado no Lucro Líquido Ajustado, nos termos da Lei das Sociedades por Ações, de acordo com parâmetros financeiros definidos no final de cada exercício social, conforme o seguinte critério: a) Índice de Alavancagem Financeira entre 1,5x e 2,7x = 50% do Lucro Líquido Ajustado; b) Índice de Alavancagem Financeira abaixo de 1,5x = 65% do Lucro Líquido Ajustado; e c) Índice de Alavancagem Financeira acima de 2,7x = 25% do Lucro Líquido Ajustado (Mínimo Obrigatório). Com o objetivo de preservar a capacidade de investimentos sustentáveis da Companhia, os valores calculados acima, exceto o dividendo mínimo obrigatório, estarão limitados ao valor do Fluxo de Caixa Disponível do mesmo exercício social, equivalente ao caixa gerado pelas atividades operacionais, deduzido do caixa líquido utilizado pelas atividades de investimento.

	Forma de cálculos dos dividendos fixos ou mínimos: As ações preferenciais classe "A" e classe "B" fazem jus a dividendos anuais mínimos não cumulativos pelo menos 10,0% maiores que os dividendos por ação pagos às ações ordinárias. As ações preferenciais classe "A" têm prioridade para recebimento de dividendos sobre as ações preferenciais classe "B", e as ações preferenciais classe "B" têm prioridade sobre as ações ordinárias. Na medida em que haja recursos disponíveis para tanto, os dividendos devem ser pagos na seguinte ordem: 1. Primeiro, os portadores de ações preferenciais classe "A" têm direito de receber dividendos mínimos iguais a 10,0% do capital acionário total representado pelas ações preferenciais classe "A" existentes ao final do exercício fiscal em relação ao qual os dividendos estão sendo declarados e que será imputado ao Dividendo Obrigatório; 2. Segundo, na medida em que haja montantes adicionais a serem distribuídos após todos os montantes alocados às ações preferenciais classe "A" terem sido pagos, os portadores de ações preferenciais classe "B" têm direito de receber dividendos mínimos por ação iguais (1) à Distribuição Obrigatória dividida pelo (2) número total de ações preferenciais classe "B" existente ao final do exercício fiscal em relação ao qual os dividendos estão sendo declarados; e 3. Terceiro, na medida em que haja montantes adicionais a serem distribuídos após todos os montantes alocados às ações classe A e às ações preferenciais classe "B" terem sido pagos, os portadores de ações ordinárias têm direito de receber uma importância por ação igual (1) à Distribuição Obrigatória dividida pelo (2) número total de ações ordinárias existente ao final do exercício em relação ao qual os dividendos tenham sido declarados, desde que os portadores de ações preferenciais classe "A" e classe "B" recebam dividendos pelo menos 10,0% maiores que os dividendos por ação pagos aos portadores de ações ordinárias.
c. Periodicidade das distribuições de dividendo	Como regra geral, os acionistas da Companhia terão direito de receber dividendos anualmente, conforme deliberado pela Assembleia Geral. Com base nos lucros retidos, nas reservas de lucros e no lucro líquido do exercício em curso, registrados em demonstrações contábeis intermediárias semestrais ou trimestrais, o Conselho de Administração, poderá deliberar a distribuição de dividendos intermediários, dividendos intercalares ou pagamento de juros sobre o capital próprio, desde que em conformidade com a política de dividendos e sem prejuízo da posterior ratificação da Assembleia Geral.
d. Eventuais restrições à distribuição de dividendos impostas por legislação ou por regulamentação especial aplicável à Companhia, por contratos, decisões judiciais, administrativas ou arbitrais	Existem restrições nos financiamentos e nas debêntures pertinentes a distribuição de dividendos, quando inadimplentes as obrigações contidas nestes instrumentos. Da mesma forma, existem restrições normativas setoriais a distribuição, quando determinados indicadores não são cumpridos.
e. Se o emissor possui uma política de destinação de resultados formalmente aprovada, informando órgão responsável pela aprovação, data de aprovação e, caso o emissor divulgue a política, locais da rede mundial de computadores onde o documento pode ser consultado.	A Companhia possui uma Política de Dividendos, que tem como finalidade estabelecer as diretrizes para a distribuição de proventos por meio de dividendos e/ou juros sobre capital próprio aos acionistas da Companhia, a qual foi aprovada pelo Conselho de Administração em 14 de novembro de 2023 e encontra-se disponível no website de Relações com Investidores da Companhia (ri.copel.com) e no site da CVM (https://www.gov.br/cvm/pt-br).

(a) os ativos e passivos detidos pelo emissor, direta ou indiretamente, que não aparecem no seu balanço patrimonial (*off-balance sheet items*), tais como:

(i) carteiras de recebíveis baixadas sobre as quais a entidade não tenha retido nem transferido substancialmente os riscos e benefícios da propriedade do ativo transferido, indicando respectivos passivos

Não há carteiras de recebíveis baixadas sobre as quais a Companhia não tenha retido nem transferido substancialmente os riscos e benefícios da propriedade do ativo transferido não evidenciadas nos balanços patrimoniais da Companhia referentes ao exercício social encerrado em 31 de dezembro de 2024.

(ii) contratos de futura compra e venda de produtos ou serviços

A Companhia possui compromissos firmados em contratos de compra, venda e transporte de energia, conforme informado nas notas explicativas nº(s) 32.2.10 e 34 das demonstrações financeiras da Companhia referentes ao exercício social encerrado em 31 de dezembro de 2024.

Tais compromissos relacionados a contratos de longo prazo ainda não foram incorridos e, portanto, não foram reconhecidos nas demonstrações financeiras da Companhia referentes ao exercício social encerrado em 31 de dezembro de 2024.

(iii) contratos de construção não terminada

A Companhia possui compromissos firmados para aquisição de ativos para obras no segmento de geração, transmissão e distribuição de energia elétrica, conforme informado na nota explicativa nº 34 das demonstrações financeiras da Companhia referentes ao exercício social encerrado em 31 de dezembro de 2024.

Tais compromissos relacionados a contratos de longo prazo ainda não foram incorridos e, portanto, não foram reconhecidos nas demonstrações financeiras da Companhia referentes ao exercício social encerrado em 31 de dezembro de 2024.

(iv) contratos de recebimentos futuros de financiamentos

Não há contratos de recebimentos futuros de financiamentos não evidenciados nos balanços patrimoniais da Companhia referentes ao exercício social encerrado em 31 de dezembro de 2024.

(b) outros itens não evidenciados nas demonstrações financeiras

Não há outros itens não evidenciados nas demonstrações financeiras da Companhia da Companhia referentes ao exercício social encerrado em 31 de dezembro de 2024.

(a) como tais itens alteram ou poderão vir a alterar as receitas, as despesas, o resultado operacional, as despesas financeiras ou outros itens das demonstrações financeiras da Companhia

Conforme informado no item 2.8 deste Formulário de Referência, a Companhia possui compromissos relacionados a contratos de longo prazo que ainda não foram incorridos e, portanto, não foram reconhecidos nas demonstrações financeiras da Companhia referentes ao exercício social encerrado em 31 de dezembro de 2024. Em razão de tais compromissos, o resultado operacional da Companhia será impactado pelo registro de receita de venda de energia e dos custos de compra e transporte de energia, quando tais receitas e custos forem efetivamente realizados em cumprimento aos referidos contratos. Para as obras do segmento de geração, transmissão e distribuição, o impacto mais relevante deve ocorrer no ativo de contrato e ativo imobilizado, na medida em que as aquisições de ativo sejam efetivamente realizadas e, posteriormente, no resultado, em decorrência da depreciação e amortização do ativo.

(b) natureza e propósito da operação

Os contratos de compra, venda e transporte de energia são firmados para atendimento às demandas da operação da Companha nos segmentos de geração, distribuição e comercialização de energia elétrica.

Os contratos de aquisição de ativos são firmados para atendimento às demandas de investimentos nos segmentos de geração, transmissão e distribuição de energia elétrica.

(c) natureza e montante das obrigações assumidas e dos direitos gerados em favor do emissor em decorrência da operação

O quadro abaixo apresenta o montante das obrigações assumidas que não estão evidenciadas nas demonstrações financeiras da Companhia referentes ao exercício social encerrado em 31 de dezembro de 2024 pelos motivos já expostos anteriormente:

Em R$ mil	**31.12.2024**
Contratos de compra e transporte de energia	102.761.072
Aquisição de ativo para obras de distribuição de energia elétrica	2.435.097
Melhorias nas instalações de Transmissão	310.665
Modernização da UHE GPS	215.573
Aquisição de ativo imobilizado e melhoria nas usinas eólicas	25.673

Adicionalmente, em 31 de dezembro de 2024 a Companhia também possui contratos de venda de energia elétrica que totalizam R$ 6.324.149 mil em valores nocionais.

(a) Investimentos, incluindo:

(i) descrição quantitativa e qualitativa dos investimentos em andamento e dos investimentos previstos

Geração:

No segmento de geração de energia elétrica, destaca-se:

- Usina Hidrelétrica Governador José Richa (GJR): concluída a modernização dos reguladores eletrônicos de velocidade e tensão das quatro unidades geradoras. Com um investimento de R$ R$10,4 milhões, o projeto foi iniciado em 2020 com execução concluída em 2022 e previsão de encerramento de contrato em junho de 2024. Esse projeto viabilizou a atualização tecnológica dos equipamentos e o consequente aumento da confiabilidade operacional da usina, maximizando disponibilidade e segurança do Sistema Interligado Nacional - SIN.Também foi concluída a modernização das proteções principal e alternada das quatro unidades geradoras. Com um investimento aproximado de R$ 4,1 milhões, o projeto foi iniciado em 2022 com execução concluída em 2024, incluindo a finalização de pendências. Esse projeto viabilizou a atualização tecnológica dos equipamentos e o consequente aumento da confiabilidade operacional da usina, maximizando disponibilidade e segurança do Sistema Interligado Nacional - SIN. Outro ponto importante foi a conclusão da modernização do sistema digital de supervisão e controle - nível 2. Com um investimento aproximado de R$ 6,9 milhões, o projeto foi iniciado em 2022 com execução concluída em 2024, incluindo a finalização de pendências. Esse projeto viabilizou a atualização tecnológica dos equipamentos e o consequente aumento da confiabilidade operacional da usina, maximizando disponibilidade e segurança do Sistema Interligado Nacional - SIN. Em 2024 foram investidos de R$ 0,1 milhões.

- Renovação das Concessões das usinas GBM, GNB e GJR: em 24 de novembro de 2022 foi sancionada a Lei Estadual nº 21.272, que autoriza o Estado do Paraná a realizar oferta pública de distribuição secundária de ações e/ou units, transformando a Copel em companhia de capital disperso e sem acionista controlador (Corporação). Em decorrência dessa autorização legal, o CAD da Copel, aprovou a realização de estudos para viabilizar a renovação integral das concessões das usinas hidrelétricas GBM, GNB e GJR e avaliar alternativas de captação de recursos visando o pagamento dos respectivos bônus de outorga. A transformação da Copel em uma companhia de capital disperso e sem acionista controlador, ocorrida em 11 de agosto de 2023 possibilitou, nos termos da Lei nº 9.074/1995, a manutenção de 100% de participação da Companhia nas respectivas usinas. Em 2024, no dia 18 de novembro, na sede da Agência Nacional de Energia Elétrica (Aneel), em Brasília, a Copel renovou as concessões das usinas hidrelétricas de Foz da Areia, Segredo e Salto Caxias por mais 30 anos. O valor a ser pago pela Copel pela outorga conjunta das três usinas, que são as maiores da companhia, foi de R$ 4,1 bilhões. Somadas, as três hidrelétricas representam 64% da capacidade instalada de geração de energia elétrica da Copel. Com a assinatura, a companhia garante a perenidade do negócio e a sustentabilidade na geração de energia. Os contratos das UHEs GNB e GJR se encerrariam nos próximos oito anos, mas também tiveram as concessões renovadas antecipadamente, dando previsibilidade à geração de energia à Companhia.

- Modernização da Usina Hidrelétrica Governador Bento Munhoz da Rocha Netto (GBM): a segunda fase da modernização iniciada em 2015 foi concluída em agosto de 2021, com a entrega à operação comercial da última unidade geradora. Foram modernizadas as quatro turbinas de 436 MW e substituídos os reguladores de velocidade e de tensão. Com os incrementos, obteve-se uma turbina com rendimento superior e reduzindo o custo de manutenção. Os cronogramas de obras e financeiro foram atendidos conforme previstos em prazo, orçamento e qualidade. Essa etapa da modernização absorveu em torno de R$ 150 milhões em investimento. Em 2024 foram investidos R$ 7,3 milhões em reforços e melhorias, ação que proporciona aumento de confiabilidade e a segurança operacional para a planta, destacando-se as seguintes aquisições : doze novos radiadores para os geradores (~ R$ 3 milhões), viga de içamento da comporta de manutenção da Tomada d´água (~ R$ 1 milhão), aquisição de transformadores de excitação reservas (~ R$ 0,9 milhão), instalação de dois novos compressores para o sistema de ar de rebaixamento (~ R$ 0,8 milhão) e adequação da tubulação do sistema de resfriamento dos labirintos da turbina (~ R$ 09 milhão).
- Modernização da UHE Governado Pedro Viriato de Souza (UHE GPS): localizada em Antonina, com seu reservatório, do Capivari, situado em Campina Grande do Sul. O Contrato para modernização foi assinado em 30 de setembro de 2024 com as empresas ANDRITZ HYDRO LTDA. E ANDRITZ CONSTRUÇÕES E MONTAGENS LTDA., no valor de R$ 216,7 milhões. O objeto é a modernização das 4 Unidades Geradoras (UGs), Pontes Rolantes, componentes da Tomada D'água e Barragem e entrega de uma Grupo Auxiliar Unidade Geradora 800kVA. Em 2024 foram investidos R$ 0,8 milhão.
- Programa MIR (Melhorias de Instalações no Rio Grande do Norte): engloba sete projetos nas SPEs localizadas no Rio Grande do Norte, com CAPEX de R$ 65.343.254,08. As melhorias visam atender as condições de operação dos parques existentes e cumprimento a determinações a órgãos reguladores como IPHAN, DNIT e ONS. Destaque para os projetos Implantação de aerogerador no Complexo Brisa Potigua e Implantação de Filtros Harmônicos na Subestação Cutia. Em 2024, no projeto de implantação do aerogerador, foi obtida a licença ambiental para execução das obras e a fornecedora chinesa Mingyang concluiu a fabricação dos equipamentos. O valor investido no ano de 2024 no Programa MIR foi de R$ 24 milhões.
- Projetos Geração Distribuída PR: o GT-030/2022 estruturou oportunidades de negócio aproveitando as desonerações tributárias promovidas pela Lei 14300/2022. Foram estudados treze projetos, viabilizando-se 3 deles, UFV Sarandi (SDI), UFV Santo Antônio da Platina (SAP) e UFV Segredo, com CAPEX estimado de R$ 90.000.000,00. Foram aportadas as garantias para os 3 projetos junto a Distribuidora (COPEL-D). As três usinas entraram em operação em 2024, a última delas em 28/05/2024. Segundo o TEP o CAPEX da Linha de Base foi de R$ 87.440.010,00 e o CAPEX Término Projeto R$ 77.561.400,00. Em 2024 foram investidos R$ 41 milhões.

Transmissão:

Os destaques no segmento de transmissão de energia elétrica são as obras provenientes das resoluções autorizativas, com o objetivo de ampliar e melhorar as instalações existentes, tais como:

- Resolução Autorizativa nº 9.219/2020: Implantação de reforços na subestação 230 kV Guaíra, com investimento de cerca de R$ 44,9 milhões e RAP de aproximadamente R$ 6,8 milhões, a partir da entrada em operação comercial, cujo prazo previsto pela Aneel era abril de 2024 e o Autotransformador C entrou em maio de 2024 e substituição do Autotransformador A em julho de 2024, devido as condições operacionais do sistema elétrico interligado.

- Resolução Autorizativa nº 10.688/2021: implantação de reforços na subestação 230 kV CIC, com investimento de cerca de R$ 24,4 milhões e RAP de aproximadamente R$ 3,7 milhões, a partir da entrada em operação comercial, cujo prazo previsto pela Aneel foi em 13 de abril de 2024, sendo entregue antes do prazo estabelecido no começo do mês de abril de 2024.
- Resolução Autorizativa nº 12.638/2022: Implantação de reforços na subestação 230 kV Campo do Assobio, com investimento de cerca de R$ 65 milhões e RAP de aproximadamente R$ 9,7 milhões, a partir da entrada em operação comercial, cujo prazo previsto pela Aneel é novembro de 2025. .
- Resolução Autorizativa n.º 12.892/2022: Recapacitação da linha de transmissão 230 kV Gralha Azul - Umbará, com investimento de cerca de R$ 8,1 milhões e RAP de aproximadamente R$ 1,3 milhões, a partir da entrada em operação comercial, cujo prazo previsto pela Aneel é novembro de 2025 e o empreendimento teve antecipação e já está em operação comercial desde dezembro de 2024.
- Resolução Autorizativa n.º 13.573/2023: seccionamento da linha de transmissão 230 kV Cascavel – Salto Osório C1 na subestação Foz do Chopim, com a implantação trecho de circuito duplo entre o ponto de seccionamento e a subestação Foz do Chopim e dois módulos de entrada de linha na subestação Foz do Chopim, com investimento total de cerca de R$ 25,5 milhões e RAP de aproximadamente R$ 4,0 milhões, a partir da entrada em operação comercial, cujo prazo previsto pela Aneel é fevereiro de 2026.
- Resolução Autorizativa n.º 14.531/2023: melhorias de grande porte (substituição de transformadores e reatores) nas subestações Maringá, Cascavel, Campo Comprido, Figueira, Londrina COT, Ponta Grossa Sul e Uberaba, com investimento total de cerca de R$ 135,5 milhões e RAP de aproximadamente R$ 22,5 milhões, a partir da entrada em operação comercial dos empreendimentos, cujo prazo previsto pela Aneel é maio de 2026.
- Resolução Autorizativa n.º 14.711/2023: implantação de reforços na subestação 230 kV Umuarama Sul, de concessão da Costa Oeste Transmissora de Energia S.A., subsidiária integral da Copel GeT, com investimento de cerca de R$ 33,9 milhões e RAP de aproximadamente R$ 4,5 milhões, a partir da entrada em operação comercial, cujo prazo previsto pela Aneel é novembro de 2025.
- Despacho nº 1.373/2024- SCE/ANEEL: implantação de reforços na subestação 230 kV Campo Mourão, com investimento de cerca de R$ 34,4 milhões e RAP de aproximadamente R$ 5,6 milhões, a partir da entrada em comercial, cujo prazo previsto pela ANEEL é novembro/2026.
- Despacho nº 3.014/2024-SCE/ANEEL: implantação de reforços na subestação 230 kV Realeza Sul, com investimento de cerca de R$ 9,0 milhões e RAP de aproximadamente R$ 1,2 milhão, a partir da entrada em operação comercial, cujo prazo previsto pela Aneel é abril/2027.
- Resolução Autorizativa nº 15.532/2024: implantação de reforços na subestação 525 kV Curitiba Leste, de concessão da Marumbi Transmissora de Energia S.A., subsidiária integral da Copel GeT, com investimento de cerca de R$ 47,1 milhões e RAP de aproximadamente R$ 6,4 milhões, a partir da entrada em operação comercial, cujo prazo previsto pela Aneel é abril/2027.

Distribuição:

Os destaques no segmento de distribuição de energia elétrica são os investimentos destinados à expansão e modernização do sistema elétrico de distribuição, através da: (i) implantação de novas subestações, linhas de distribuição de alta tensão e linhas de distribuição de média e baixa tensão; (ii) aprimoramento do sistema de telemedição; e (iii) melhoria da qualidade de fornecimento de energia elétrica na área rural.

- **Linhas e Subestações**

Em 2024, foram conectadas subestações para reforçar o sistema elétrico de distribuição, melhorando a qualidade e aumentando a disponibilidade de energia aos consumidores. As obras de novas subestações e ampliações adicionaram aproximadamente 548,19 MVA ao sistema de distribuição e as novas linhas de alta tensão concluídas no período adicionaram 204,82 km em linhas de distribuição e transmissão. Ao todo, em 2024 foram investidos aproximadamente R$ 2.196,9 milhões nas obras de subestações e linhas de distribuição de alta tensão.

- **Programa Transformação**

O Programa Transformação constitui um amplo plano de investimento com o objetivo de modernizar, automatizar e renovar a rede de distribuição e rede de comunicação privada com tecnologias padronizadas para atendimento aos equipamentos de automação.

Entre os benefícios esperados estão o reforço das redes rurais para reduzir desligamentos e garantir o suporte ao crescimento do agronegócio no Estado do Paraná, além da redução dos custos com serviços de operação e manutenção (O&M) e comerciais, e aprimoramento no controle dos indicadores de qualidade DEC e FEC.

O programa é composto por projetos para manutenção e expansão do sistema elétrico na área de concessão da Copel Distribuição, abrangendo a construção de, aproximadamente, 25 mil km de novas redes, 15 mil novos pontos automatizados e a implementação da tecnologia de redes inteligentes no estado do Paraná.

O investimento total está estimado em 4,92 bilhões, sendo que foram desembolsados até o final de 2024 R$ 3,5 bilhões. Somente no ano de 2024 foi investidos R$ 1,1 bilhão no programa.

- **Redes elétricas inteligentes - REI**

O programa de redes elétricas inteligentes tem o objetivo de implantar uma rede de comunicação privada com tecnologia padronizada para atendimento de todos os equipamentos de automação da rede de distribuição e infraestrutura avançada de medição, e o uso de medidores de energia eletrônicos inteligentes.

Desta forma, a rede permite uma comunicação bidirecional entre os consumidores e os sistemas de controle centralizados utilizados pela Copel Distribuição.

O primeiro investimento com tecnologia de redes inteligentes nesse sentido foi concluído em 2018, como projeto piloto para validação da solução. A partir daí o projeto foi dividido nas Fases 1, 2 e 3 para levar, futuramente, a tecnologia a todos os municípios do Estado do Paraná.

O investimento total está estimado em 820 milhões, sendo que foram desembolsados até o final de 2024 mais de R$ 430 milhões. Somente no ano de 2024 foram investidos R$ 290 milhões no programa.

- **Paraná Trifásico**

O projeto Paraná Trifásico representa a melhoria e renovação das redes de distribuição rurais na área de concessão da Companhia, com implantação de rede trifásica e criação de redundância nos principais ramais rurais.

Teve início em 2020 com o intuito de melhorar a qualidade de fornecimento, renovar os ativos e prover mais segurança aos empregados e à população.

Estão sendo realizadas interligações entre os alimentadores que impactam na melhoria da qualidade dos serviços ao consumidor e, na nos índices de qualidade que medem o número de horas e a frequência com que a consumidor permaneceu sem energia elétrica (DEC e FEC).

Ainda, uma nova tecnologia é utilizada, com cabos protegidos, que trazem maior segurança e reduzem o número de desligamentos. A conclusão do projeto está prevista para 2025.

O investimento total está estimado em 3,1 bilhões, sendo que foram desembolsados até o final de 2024 R$ 2,58 bilhões. Somente no ano de 2024 foram investidos R$ 703 milhões no programa.

- **Projeto Confiabilidade Total**

Iniciado em 2020 o projeto visa assegurar a modernidade nas operações da rede de energia a partir das seguintes premissas: a) manter a comunicação plena entre as equipes e a disponibilidade de equipamentos na rede; b) implementar automação nos equipamentos especiais; c) manter a totalidade de município da concessão com subestação (SE) ou chave especial; e d) ampliar os circuitos de rede e equipamento Self Healing. Até o final de dezembro de 2023 o projeto concluiu 84,35% do cronograma previsto.

Até o final de dezembro de 2024 o projeto concluiu 89,74% do cronograma previsto, com investimento total de R$ 451,4 milhões. Somente em 2024 o investimento foi de R$ 86,5 milhões.

- **Redes Compactas e Protegidas**

A Companhia vem implantando redes compactas predominantemente em áreas urbanas com elevado grau de arborização nas proximidades das redes de distribuição e redes protegidas exclusivamente em áreas rurais. As redes compactas evitam cortes e podas de árvores e melhoram a qualidade do fornecimento, pois reduzem o número de desligamentos.

As redes protegidas também melhoram a qualidade e a confiabilidade do sistema, pois evitam interrupções por contato com a vegetação ou outros objetos e intempéries. Ao final de dezembro de 2024, a extensão das redes compactas e protegidas instaladas era de 32.544 km (27.851 km em dezembro de 2023), acréscimo de 4.693 km, 16,85%, em doze meses.

- **Rede Secundária Isolada**

A Copel Distribuição também investe em redes secundárias isoladas em baixa tensão (127/220V), que apresentam vantagens significativas em relação à rede aérea convencional, tais como: melhorar os indicadores de Duração Equivalente de Interrupção por Unidade Consumidora - DEC e de Frequência Equivalente de Interrupção por Unidade Consumidora – FEC; dificultar o roubo de energia; melhorar as condições do meio ambiente; reduzir as áreas de podas; aumentar a segurança; reduzir a queda de tensão ao longo da rede; aumentar a vida útil dos transformadores pela redução do número de curtos-circuitos na rede, entre outras.

Ao final de dezembro de 2024, a extensão das redes de distribuição secundárias isoladas, instaladas, era de 23.686 km (22.827 km em dezembro de 2023), um acréscimo de 859 km, 3,76%, em doze meses.

(ii) fontes de financiamento dos investimentos

No exercício social encerrado em 31 de dezembro de 2024, as principais fontes de financiamento para capital de giro e para investimentos em ativos não circulantes da Companhia foram: (i) geração de caixa por meio de suas atividades; (ii) empréstimos e financiamentos de longo prazo; e (iii) captação no mercado de capitais, mediante emissões de títulos de dívida no mercado nacional. As tabelas abaixo apresentam o detalhamento dos contratos vigentes em 31 de dezembro de 2024 (saldos em R$ mil).

1. Empréstimos e financiamentos

Consolidado Empresa	Banco	Garantias (b)	31.12.2024	31.12.2023
Copel GET	Itaú Unibanco S.A	Fidejussória	1.036.260	1.039.097
	Banco do Brasil – Repasse BNDES	Receita de comercialização de energia.	37.507	49.263
	BNDES	Receita de comercialização de energia; receita de serviços de transmissão de energia; cessão fiduciária de direitos creditórios.	597.912	1.206.251
			1.671.679	**2.294.611**
Copel DIS	Banco do Brasil (a)	Fidejussória	751.522	751.096
	Caixa Econômica Federal	Receita própria; emissão de notas promissórias e duplicatas de venda mercantil.	3.831	5.748
	BNDES	Fiança da Copel; cessão fiduciária de receitas e direitos indenizatórios da concessão.	—	3.919
			755.353	**760.763**
Complexo Jandaíra	Banco do Nordeste do Brasil	Fiança bancária	178.407	191.532
Complexo Vilas	Banco do Nordeste do Brasil	Fiança bancária	505.155	524.162
Complexo Aventura	Banco do Nordeste do Brasil	Fiança bancária	313.777	324.309
Complexo SRMN	Banco do Nordeste do Brasil	Fiança bancária	531.766	544.563
Complexo Brisa	BNDES	Fiança da Copel; penhor de ações; cessão fiduciária de direitos creditórios e de receitas.	56.551	63.572
Complexo São Bento	BNDES	Penhor de ações; cessão fiduciária de recebíveis de venda de energia; cessão fiduciária de máquinas e equipamentos.	116.679	136.448
Cutia	BNDES	Cessão fiduciária de direitos creditórios; 100% das ações penhoradas.	497.199	521.972
Costa Oeste	BNDES	Cessão fiduciária de direitos creditórios; 100% das ações penhoradas.	8.657	10.778
Marumbi	BNDES	Cessão fiduciária de direitos creditórios; 100% das ações penhoradas.	11.972	15.267
		Dívida bruta	**4.647.195**	**5.387.977**
		(-) Custo de transação	**(28.401)**	**(44.760)**
		Dívida líquida	**4.618.794**	**5.343.217**
		Circulante	**1.231.205**	**675.980**
		Não Circulante	**3.387.589**	**4.667.237**

(a) Em dezembro de 2024 foi formalizado o aditivo da Cédula de Credito Bancário emitida pela Copel DIS em favor do Banco do Brasil, com definição da taxa de remuneração em CDI + 1,08% a.a. e

(b) Para todos os contratos, exceto para o empréstimo do Banco do Brasil da Copel DIS, há garantia Fidejussória da Copel ou Copel GET.

2. Debêntures

Consolidado Empresa	Emissão	Garantia (a)	31.12.2024	31.12.2023
Copel GeT	5ª	Fidejussória	82.619	157.327
	6ª		276.193	687.405
	7ª		1.598.771	1.579.711
	8ª		1.386.822	1.382.891
	9ª		1.637.685	–
			4.982.090	**3.807.334**
Copel DIS	5ª	Fidejussória	678.738	647.092
	6ª		1.620.153	1.590.262
	7ª		1.397.531	1.535.469
	8ª		1.206.459	1.607.404
	9ª		2.306.826	–
			7.209.707	**5.380.227**
Complexo Brisa	2ª	Real e fidejussória e penhor de ações da Copel GeT	183.225	200.890
Copel Serviços	1ª	Fidejussória	71.247	–
Cutia	1ª	Real e fidejussória e penhor de ações da Copel GeT	327.685	349.555
		Dívida bruta	**12.773.954**	**9.738.006**
		(-) Custo de transação	**(146.589)**	**(118.900)**
		Dívida líquida	**12.627.365**	**9.619.106**
		Circulante	**2.025.110**	**1.225.649**
		Não Circulante	**10.602.255**	**8.393.457**

(a) A Copel é interveniente garantidora de todas as emissões apresentadas no quadro.

(iii) desinvestimentos relevantes em andamento e desinvestimentos previstos

- Desinvestimento em ativos de geração de pequeno porte

Em 08 de maio de 2024, a Copel divulgou o Fato Relevante 03/24 comunicando que o Conselho de Administração da Copel aprovou o início da etapa não vinculante para potencial desinvestimento em treze ativos de geração de pequeno porte ("Desinvestimento"), totalizando 118,7 MW de capacidade instalada.

Em 25 de novembro de 2024, a Copel divulgou que sua subsidiária integral Copel GeT celebrou Contrato de Compra e Venda de Ações com a Electra Hydra / Intrepid.

O valor total a ser recebido pelo desinvestimento será de R$ 450,5 milhões, a ser corrigido pela variação do IPCA a partir de 31 de março de 2025 até a data do closing. Ainda, compõe a transação uma dívida no valor de R$ 21,4 milhões com o Banco Nacional de Desenvolvimento Econômico e Social - BNDES. A conclusão do desinvestimento está condicionada à verificação de condições usuais para operações desta natureza, incluindo a aprovação dos órgãos competentes.

O desinvestimento trará melhoria da eficiência operacional para o portfólio da Copel GeT e otimização da alocação de capital da Companhia, considerando que a estratégia da Copel se concentra em ativos de maior porte. Adicionalmente, possibilitará o reaproveitamento de profissionais em ativos mais relevantes, os quais já estão devidamente treinados e qualificados.

- Desinvestimento da UHE Colíder, por meio de descruzamento de ativos coma Eletrobras

Em 12 de dezembro de 2024, a Copel divulgou o Fato Relevante 12/24 comunicando que a sua subsidiária integral Copel Geração e Transmissão S.A. celebrou contrato com as Centrais Elétricas Brasileiras S.A. – Eletrobras e sua subsidiária integral Eletrobras CGT Eletrosul por meio do qual acordaram que:

A Copel GeT receberá (i) a totalidade dos 49% da participação da Eletrobras na Usina Hidrelétrica Mauá ("Mauá") e, (ii) a totalidade dos 49,9% da Eletrobras na transmissora Mata de Santa Genebra S.A. ("MSG"), passando a deter 100% dos respectivos ativos e consolidá-los integralmente em seu balanço.

A Copel GeT transferirá para a Eletrobras a Usina Hidrelétrica Colíder ("Colíder") (100% Copel GeT).

Adicionalmente, a Copel GeT pagará R$ 365,0 milhões à Eletrobras em caixa no fechamento da Operação, sujeita a mecanismos de ajustes de preço usuais de mercado. A operação tem como data-base 31 de dezembro de 2023, o que inclui a transferência do caixa e dos financiamentos dos três ativos, e o fechamento está condicionado ao cumprimento de determinadas condições precedentes usuais a esse tipo de operação.

A Companhia busca continuamente otimizar o seu portfólio e faz avaliações periódicas de oportunidades de reciclar ativos e participações. A operação em questão trará benefícios imediatos à Copel, gerando ganhos de sinergia pela simplificação da estrutura operacional e administrativa, até então compartilhada, bem como permitirá à Copel compensar, imediatamente após o closing, aproximadamente R$ 170 milhões de prejuízos fiscais contabilizados referentes à impairment de Colíder.

(b) desde que já divulgada, indicar a aquisição de plantas, equipamentos, patentes ou outros ativos que devam influenciar materialmente a capacidade produtiva do emissor

Geração:

- Renovação das Concessões das usinas GBM, GNB e GJR: em 24 de novembro de 2022 foi sancionada a Lei Estadual nº 21.272/2022, que autoriza o Estado do Paraná a realizar oferta pública de distribuição secundária de ações e/ou units, transformando a Copel em companhia de capital disperso e sem acionista controlador. Em decorrência dessa autorização legal, o Conselho de Administração da Copel aprovou a realização de estudos para viabilizar a renovação integral das concessões das usinas hidrelétricas GBM, GNB e GJR e avaliar alternativas de captação de recursos visando o pagamento dos respectivos bônus de outorga. A transformação da Copel em uma companhia de capital disperso e sem acionista controlador, ocorrida em 11 de agosto de 2023 possibilitou, nos termos da Lei nº 9.074/1995, a manutenção de 100% de participação da Companhia nas respectivas usinas. Em 2024, no dia 18 de novembro, na sede da Agência Nacional de Energia Elétrica (Aneel), em Brasília, a Copel renovou as concessões das usinas hidrelétricas de Foz da Areia, Segredo e Salto Caxias por mais 30 anos. O valor a ser pago pela Copel pela outorga conjunta das três usinas, que são as maiores da companhia, foi de R$ 4,1 bilhões. Somadas, as três hidrelétricas representam 64% da capacidade instalada de geração de energia elétrica da Copel. Com a assinatura, a companhia garante a perenidade do negócio e a sustentabilidade na geração de energia. Os contratos das UHEs GNB e GJR se encerrariam nos próximos oito anos, mas também tiveram as concessões renovadas antecipadamente, dando previsibilidade à geração de energia à Companhia.
- Usina Hidrelétrica Governador Pedro Viriato Parigot de Souza (GPS): em 30/09/2024 a COPEL firmou contrato de Modernização da UHE GPS. Com um investimento total previsto de R$ 223 milhões, o escopo de modernização contempla descomissionamento, desmontagem, montagem, comissionamento, instrumentação, sistemas auxiliares elétricos, sistemas de proteção da usina e subestação, sistema de supervisão e controle, reguladores eletrônicos de velocidade e tensão, reguladores hidráulicos de velocidade, modernização dos bicos injetores, sistema de resfriamento, sistema de injeção forçada, reforma dos geradores, reforma das pontes rolantes, reforma das válvulas esféricas, substituição dos radiadores, implantação de sistema de vibração e etc. A modernização tem como objetivo atualizar tecnologicamente a planta, bem como restabelecer as condições operacionais de forma a atender os estritos parâmetros de FID definidos para GPS.
- Usina Hidrelétrica Governador Bento Munhoz da Rocha (GBM): em 2024 foram investidos R$ 7,75 milhões em reforços e melhorias na UHE GBM, ação que proporciona aumento de confiabilidade e a segurança operacional para a planta, destacando-se as seguintes aquisições (i) 12 novos radiadores para os geradores (~ R$ 3 milhões), (ii) viga de içamento da comporta de manutenção da Tomada d´água (~ R$ 1 milhão), (iii) aquisição de transformadores de excitação reservas (~ R$ 1 milhão), (iv) instalação de dois novos compressores para o sistema de ar de rebaixamento (~ R$ 1,5 milhão) e (v) adequação da tubulação do sistema de resfriamento dos labirintos da turbina (~ R$ 0,8 milhão).

Distribuição:

O segmento de distribuição traz como preceito o atendimento a uma área de concessão pré-determinada, o que acarreta o fato de que, salvo raras exceções em que uma distribuidora encampa uma nova área de concessão, a área de atuação permanece estanque por um longo período.

Sendo assim, a expansão não ocorre por meio de aquisições de novas plantas ou equipamentos que ampliam geograficamente ou substancialmente sua produção, mas sim, de forma incremental e contínua dos ativos disponibilizados para prestação do serviço, em sua área de concessão.

Nesta esteira, uma das formas de mensurar a 'capacidade produtiva' de uma distribuidora seria por meio de sua base de ativos (Base de Remuneração Regulatória - BRR). O programa de investimentos da Copel Distribuição alocou mais de R$ 7 bilhões entre 2021 e 2024 e prevê alocar outros R$ 2,5 bilhões este ano para renovação de ativos depreciados, automação da rede e digitalização. Isso representa um crescimento superior a 19,6% em relação a 2024.

Tal volume de investimento ocorre em paralelo com a execução eficiente de um plano agressivo de melhoria operacional e redução de custos, resultando em aumento futuro da receita e da qualidade do serviço.

(c) novos produtos e serviços, indicando:

(i) descrição das pesquisas em andamento já divulgadas

Conforme legislação, as concessionárias e permissionárias de geração, transmissão e distribuição de energia elétrica estão obrigadas a destinar anualmente o percentual de 1% de sua Receita Operacional Líquida - ROL para projetos de PDI e PEE. A ANEEL (Agência Nacional de Energia Elétrica) regulamenta o Programa de Pesquisa, Desenvolvimento e Inovação do Setor Elétrico por meio dos PROPDI, disponíveis no link www.aneel.gov.br.

Em 2024, a Copel Geração e Transmissão S.A. aplicou cerca de R$ 5.9 milhões na execução de 9 projetos aderentes aos PROPDI ANEEL, sendo 3 deles cooperados com outras empresa do SE.

Destaca-se que no ano de 2024 foi renovado o contrato de licenciamento para fabricação e comercialização do equipamento MEDCAP (https://montrel.com.br/produtos/medcap), fruto de projeto de PDI ANEEL encerrado em 2022. O MEDCAP tem auxiliado as equipes de manutenção de subestações da Copel GeT nos diagnósticos de banco de capacitores de alta tensão, colaborando para uma manutenção efetiva destes ativos, evitando falhas catastróficas que levariam a quedas de energia. Ao final do ano de 2024, ainda, iniciou-se o processo para contratação de dois novos projetos de PDI ANEEL, previstos para o primeiro semestre de 2025 e cujos objetivos são o de desenvolver e disponibilizar comercialmente dois novos produtos inovadores: o projeto PD-06491-0009/2023 abordará o processo de desenvolvimento de produto previsto na Cadeia da Inovação ANEEL para disponibilizar o "Kit de Monitoramento de Qualidade de Água", tecnologia oriunda de projeto de PDI anterior, que permitirá realizar diagnósticos da qualidade da água de reservatórios e afluentes de forma rápida, eficaz e com baixo custo. O outro projeto, PD-06491-0003/2024, vem com o objetivo disponibilizar um sistema completo para monitoramento e diagnóstico para prevenir e evitar falhas catastróficas em buchas capacitivas que integram os transformadores de potência dos sistemas de transmissão de energia da Copel GeT. Assim, estima-se para o final dos próximos dois anos, a disponibilização comercial de dois novos produtos inovadores para usufruto da Copel e SE, os quais contribuirão para modernização dos processos de operação e manutenção, aumento da segurança e eficiência dos trabalhos de campo, geração de dividendos advindos de royalties, tudo isso atrelado a possibilidade de redução/mitigação de impactos nocivos ao meio ambiente e aumento da garantia de bem-estar do consumidor.

Já a Copel Distribuição investiu cerca de R$ 21,7 milhões em 31 projetos de PDI e R$ 42,7 milhões em 190 projetos de PEE. Os principais destaques foram o "Sistema de Monitoramento Inteligente de Falhas em Equipamentos com uso de Termografia e VANTs"; "Metodologia para Estimativa e Classificação de Riscos de Desligamentos em Redes de Distribuição de Energia Utilizando Previsões Meteorológicas de Curto Prazo" e "Metodologia para Análise Automática de Imagens Térmicas". No PEE os destaques foram a "Chamada Pública de Escolas", com o objetivo de substituir equipamentos e instalar usinas fotovoltaicas para geração de energia em 200 escolas (100 municipais e 100 estaduais) no estado do Paraná e a contratação de 26 projetos de diversas tipologias por meio da Chamada Pública Copel PEE 008/2023 com investimento previsto de 45 milhões.

(ii) montantes totais gastos pelo emissor em pesquisas para desenvolvimento de novos produtos ou serviços

No exercício encerrado em 31 de dezembro de 2024, a Copel GeT aplicou aproximadamente R$ 5,9 milhões em projetos de PDI e a Copel Distribuição aplicou R$ 21,7 milhões em PDI e R$ 42,7 milhões em PEE.

(iii) projetos em desenvolvimento já divulgados

As informações referentes aos projetos em PDI da Companhia foram divulgadas no item (i) acima.

(iv) montantes totais gastos pelo emissor no desenvolvimento de novos produtos ou serviços

As informações referentes aos montantes totais gastos pela Companhia em PDI no desenvolvimento de novos produtos ou serviços foram divulgadas no item (ii) acima.

(d) oportunidades inseridas no plano de negócios do emissor relacionadas a questões ASG

Em 19 de agosto de 2022, o Conselho de Administração da Copel em sua 217ª Reunião Ordinária aprovou a visão estratégica de longo prazo da Companhia, horizonte 2030, aplicável à Holding e Unidades de Negócio, a qual permanece vigente nesta data.

Um dos objetivos basilares da estratégia da Companhia é reforçar sua vocação ESG por meio de iniciativas como:

(i) Portfólio de geração 100% de fontes renováveis, após a descarbonização integral, através do desinvestimento em fontes térmicas e expansão notadamente em energia eólica e solar.

(ii) Acelerar posicionamento nas avenidas da transição energética, investindo em geração distribuída (a partir de fontes solares) e em soluções voltadas à eficiência energética e mobilidade elétrica em sua área de atuação.

Por sua vez, a Companhia traduz sua estratégia de longo prazo em Planos Anuais. No Plano 2024, aprovado pelo Conselho de Administração em 13 de dezembro de 2023, na sua 245ª Reunião Ordinária, além de fortalecer o alinhamento com os Temas Materiais da Copel, foram deliberados os seguintes compromissos ESG:

- Alcançar 100% de geração de energia a partir de fontes renováveis, desinvestindo nas duas termoelétricas que integravam o portfólio da Companhia. Importante reforçar que o desinvestimento na UEG Araucária foi totalmente concluído em 2024 e o Contrato de Compra e Venda da UTE Figueira foi assinado em dezembro de 2024, aguardando o cumprimento das condições precedentes para fechamento da operação.

- Expandir o sistema de distribuição de energia da Copel com uso de redes elétricas inteligentes, mediante aplicação de tecnologias que automatizam o sistema, tornando-o mais eficiente, seguro e confiável, além de possibilitar ao cliente o controle do consumo de energia por meio de aplicativo.
- Aumento da oferta de energia certificada como proveniente de fonte renovável (Certificado Internacional de Energia Renovável", ou "I-REC"), em linha com o engajamento da Companhia na diminuição das emissões geradas pelo consumo de energia e seus impactos.
- Emitir "títulos verdes" (Green Bonds) na captação de recursos para projetos da Companhia benéficos ao meio ambiente e ao clima.
- Avançar com a eletrificação da frota de veículos leves da Copel, substituindo os veículos à combustão.

2.11 Outros fatores que influenciaram de maneira relevante o desempenho operacional

Publicidade e Patrocínio

a) Critérios utilizados pela Copel para utilização de recursos com publicidade, patrocínios, parcerias e convênios:

Além da comunicação institucional sobre os negócios e serviços da Companhia, sua utilidade pública e a prestação de contas da administração, as iniciativas de publicidade e patrocínio da Copel também observam o previsto na Resolução ANEEL nº 1000/2021, que estabelece que as concessionárias de prestação do serviço público de distribuição de energia elétrica devem desenvolver e implementar, em caráter rotineiro e de maneira eficaz, campanhas com vistas a:

(i) informar ao consumidor, em particular e ao público em geral, sobre os cuidados especiais que a energia elétrica requer no seu uso;

(ii) divulgar os direitos e deveres específicos do consumidor de energia elétrica; e

(iii) orientar sobre o uso racional da energia elétrica.

A Copel faz apoios financeiros a projetos, eventos e atividades de iniciativa de terceiros, de cunho cultural, socioambiental, esportivo, educacional, técnico-científico, inovação ou estratégico, mediante contrapartidas de divulgação que gerem (a) reconhecimento da atuação da Copel, (b) agreguem valor à sua marca, e (c) incrementem vendas e disseminem o seu nome, promovendo e ampliando o relacionamento junto aos públicos de interesse e colaborando para o cumprimento da sua função social, conforme previsto nas políticas internas.

Os patrocínios seguem a Política de Patrocínios da Copel Holding e são aprovados por uma Comissão de Análise de Patrocínios, garantindo que os investimentos sejam feitos de forma estratégica e alinhada aos objetivos da companhia. Como empresa de capital aberto, buscamos apoiar iniciativas que reforcem nossos valores e diretrizes, promovendo impacto positivo na sociedade. Em 2024, apoiamos diversos projetos nas áreas social, educacional, cultural, esportiva e de inovação, contribuindo para o desenvolvimento sustentável e para a construção de um legado significativo nas comunidades onde atuamos.

b) Valores gastos pela Copel com publicidade, patrocínios, parcerias e convênios:

Abaixo encontram-se discriminados os investimentos realizados pela Companhia e suas controladas em publicidade, patrocínios, parcerias e convênios em 2024:

Processo	Holding	DIS	GeT	COM	SER	Eólicas	SPE	Total Geral
AERP-Associação das Emissoras de Rádio	1.447.021	8.813.671	2.894.041					13.154.733
Divulgação e Anúncio	754.370	531.701	902.498	179.526	60.984	255.165	72.379	2.756.623
Propaganda e Publicidade	11.997.798	3.933	15.058	764.800	7.536	44.844		12.833.969
Patrocínio: Divulgação da Marca COPEL	3.408.332	3.740	100.500	35.000				3.547.572
Talento Olímpico Paranaense-TOP	5.224.200							5.224.200
Total Geral	**22.831.721**	**9.353.045**	**3.912.097**	**979.326**	**68.520**	**300.009**	**72.379**	**37.517.097**

Anexo II

INFORMAÇÕES COMPLEMENTARES À PROPOSTA DA ADMINISTRAÇÃO PARA A DESTINAÇÃO DO LUCRO LÍQUIDO VERIFICADO NO EXERCÍCIO DE 2024, DE ACORDO COM O ANEXO A DA RESOLUÇÃO CVM 81/22.

1. Informar o lucro líquido do exercício:

   R$ 2.809.630.648,03 (dois bilhões, oitocentos e nove milhões, seiscentos e trinta mil, seiscentos e quarenta e oito reais e três centavos)

2. Informar o montante global e o valor por ação dos dividendos, incluindo dividendos antecipados e juros sobre o capital próprio já declarados:

   2.1 **R$ 485.111.571,96 (quatrocentos e oitenta e cinco milhões, cento e onze mil, quinhentos e setenta e um reais e noventa e seis centavos)** deliberados na 254ª Reunião Ordinária do Conselho de Administração de 11.09.2024 com **pagamento realizado em 29.11.2024**, imputados ao dividendo obrigatório e distribuídos da seguinte forma:

   a) Juros sobre capital próprio – JSCP no valor de **R$ 283.000.000,00 (duzentos e oitenta e três milhões de reais)**
   R$ 0,08981113 por ação ordinária - ON;
   R$ 0,09879225 por ação preferencial classe "A" - PNA;
   R$ 0,09879225 por ação preferencial classe "B" – PNB

   b) Dividendos no valor de **R$ 202.111.571,96 (duzentos e dois milhões, cento e onze mil, quinhentos e setenta e um reais e noventa e seis centavos)**
   R$ 0,06414087 por ação ordinária - ON;
   R$ 0,07055498 por ação preferencial classe "A" - PNA;
   R$ 0,07055498 por ação preferencial classe "B" – PNB

   2.2 **R$ 485.111.571,96 (quatrocentos e oitenta e cinco milhões, cento e onze mil, quinhentos e setenta e um reais e noventa e seis centavos)** deliberados na 253ª Reunião Extraordinária do Conselho de Administração de 25.11.2024 com **pagamento realizado em 23.12.2024** imputados ao dividendo obrigatório e distribuídos da seguinte forma:
   R$ 0,15395195 por ação ordinária - ON;
   R$ 0,16934727 por ação preferencial classe "A" - PNA;
   R$ 0,16934727 por ação preferencial classe "B" – PNB

3. Informar o percentual do lucro líquido do exercício distribuído:

   Considerando os valores já declarados e os dividendos adicionais propostos à AGO, os valores distribuídos com base no resultado do exercício representam:

58,47% do lucro líquido do exercício
60,78% do lucro líquido ajustado conforme NE 27.4

Adicionando os valores de proventos distribuídos com base em lucro de exercícios anteriores, o percentual do lucro líquido é de:

83,11% do lucro líquido do exercício
86,41% do lucro líquido ajustado conforme NE 27.4

4. Informar o montante global e o valor por ação de dividendos distribuídos com base em lucro de exercícios anteriores:

   a) Juros sobre Capital Próprio – JSCP com base na reserva de retenção de lucros de exercícios anteriores não capitalizadas no valor de **R$ 114.888.428,04 (cento e quatorze milhões, oitocentos e oitenta e oito mil, quatrocentos e vinte e oito reais e quatro centavos)** com **pagamento realizado em 23.12.2024**
   R$ 0,03646027 por ação ordinária - ON;
   R$ 0,04010632 por ação preferencial classe "A" - PNA;
   R$ 0,04010632 por ação preferencial classe "B" – PNB

   b) Dividendos com base na reserva de retenção de lucros de exercícios anteriores não capitalizadas **R$ 577.570.303,99 (quinhentos e setenta e sete milhões quinhentos e setenta mil trezentos e três reais e noventa e nove centavos)** com pagamento a ser realizado em 15/05/2025, se aprovados:
   R$ 0,21381346 por ação ordinária – ON
   R$ 0,23519481 por ação preferencial classe "A" – PNA
   R$ 0,23519481 por ação preferencial classe "B" – PNB

5. Informar, deduzidos os dividendos antecipados e juros sobre capital próprio já declarados:

   a. O valor bruto de dividendo e juros sobre capital próprio, de forma segregada, por ação de cada espécie e classe.

Dividendo complementar no valor total de **R$ 1.250.024.560,04 (um bilhão duzentos e cinquenta milhões vinte e quatro mil quinhentos e sessenta reais e quatro centavos)** a título de dividendo sumplementar, proposta na AGO e a serem pagos em 15/05/2025, se aprovados, sendo:

a) Dividendos no valor de **R$ 672.454.256,05 (Seiscentos e setenta e dois milhões, quatrocentos e cinquenta e quatro mil, duzentos e cinquenta e seis reais e cinco centavos)** a título de dividendo suplementar com base no lucro líquido ajustado do exercício de 2025, em conformidade com o disposto no Estatuto Social e na Política de Dividendos
R$ 0,21381346 por ação ordinária – ON
R$ 0,23519481 por ação preferencial classe "A" – PNA
R$ 0,23519481 por ação preferencial classe "B" – PNB

b) Dividendos com base na reserva de retenção de lucros de exercícios anteriores não capitalizadas no valor de **R$ 577.570.303,99 (quinhentos e setenta e sete milhões quinhentos e setenta mil trezentos e três reais e noventa e nove centavos)**

R$ 0,18364410 por ação ordinária – ON
R$ 0,20200864 por ação preferencial classe "A" – PNA
R$ 0,20200864 por ação preferencial classe "B" – PNB

b. A forma e o prazo de pagamento dos dividendos e juros sobre capital próprio.
Crédito em conta corrente bancária (conforme dados de cadastro do acionista junto ao seu agente de custódia) com pagamento a ser realizado em 15/05/2025. Para os acionistas cujo cadastro não esteja atualizado, os valores somente serão creditados depois da atualização cadastral, nos prazos determinados pelo custodiante.

c. Eventual incidência de atualização e juros sobre os dividendos e juros sobre capital próprio.
Não haverá incidência de juros nem de atualização sobre os dividendos entre a data da aprovação e a data do efetivo pagamento. Não há proposta para declaração e pagamento de juros sobre o capital próprio, tendo os proventos a esse título sido distribuídos e pagos antecipadamente no exercício de 2024, conforme indicado acima.

d. Data da declaração de pagamento dos dividendos e juros sobre capital próprio considerada para identificação dos acionistas que terão direito ao seu recebimento.

- Declaração: em 24/04/2025;
- Ações com direito em 24/04/2025 (inclusive);
- *EX-DIVIDENDOS* a partir de 25/04/2025 (inclusive).

6. Caso tenha havido declaração de dividendos ou juros sobre capital próprio com base em lucros apurados em balanços semestrais ou em periodos menores:

a. Informar o montante dos dividendos ou juros sobre capital próprio já declarados.

R$ 485.111.571,96 (quatrocentos e oitenta e cinco milhões, cento e onze mil, quinhentos e setenta e um reais e noventa e seis centavos) deliberados na 254ª Reunião Ordinária do Conselho de Administração de 11.09.2024 com **pagamento realizado em 29.11.2024**, imputados ao dividendo obrigatório e distribuídos da seguinte forma:

a) Juros sobre capital próprio – JSCP no valor de **R$ 283.000.000,00 (duzentos e oitenta e três milhões de reais)**
R$ 0,08981113 por ação ordinária - ON;

R$ 0,09879225 por ação preferencial classe “A” - PNA;
R$ 0,09879225 por ação preferencial classe “B” – PNB

b) Dividendos no valor de **R$ 202.111.571,96 (duzentos e dois milhões, cento e onze mil, quinhentos e setenta e um reais e noventa e seis centavos)**
R$ 0,06414087 por ação ordinária - ON;
R$ 0,07055498 por ação preferencial classe “A” - PNA;
R$ 0,07055498 por ação preferencial classe “B” – PNB

Juros sobre Capital Próprio – JSCP no valor de **R$ 485.111.571,96 (quatrocentos e oitenta e cinco milhões, cento e onze mil, quinhentos e setenta e um reais e noventa e seis centavos)** deliberados na 253ª Reunião Extraordinária do Conselho de Administração de 25.11.2024 com **pagamento realizado em 23.12.2024** imputados ao dividendo obrigatório
R$ 0,15395195 por ação ordinária - ON;
R$ 0,16934727 por ação preferencial classe “A” - PNA;
R$ 0,16934727 por ação preferencial classe “B” – PNB

b. Informar a data dos respectivos pagamentos.

Proventos no valor de **R$ 485.111.571,96 (quatrocentos e oitenta e cinco milhões, cento e onze mil, quinhentos e setenta e um reais e noventa e seis centavos)** deliberados na 254ª Reunião Ordinária do Conselho de Administração de 11.09.2024 com **pagamento realizado em 29.11.2024**,

Juros sobre Capital Próprio – JSCP no valor de **R$ 485.111.571,96 (quatrocentos e oitenta e cinco milhões, cento e onze mil, quinhentos e setenta e um reais e noventa e seis centavos)** deliberados na 253ª Reunião Extraordinária do Conselho de Administração de 25.11.2024 com **pagamento realizado em 23.12.2024**

7. Fornecer tabela comparativa indicando os seguintes valores por ação de cada espécie e classe:
   a. Lucro líquido do exercício e dos 3 (três) exercícios anteriores.
   b. Dividendo e juro sobre capital próprio distribuído nos 3 (três) exercícios anteriores.

Exercício	Lucro Líquido Societário	Lucro Líquido Ajustado	Tipo de Provento	Aprovado	Pagamento	Valor Bruto (R$ mil)	R$ por Ação			
							ON	PNA	PNB	UNIT
2021	4.952.575	4.751.519	JCP	17/09/21	30/11/21	239.636	0,41207756	0,45328533	0,45328533	2,22521888
			Dividendos	17/09/21	30/11/21	1.197.003	0,08249641	0,09074606	0,09074606	0,44548065
			JCP	08/12/21	30/06/22	283.173	0,09748467	0,10723314	0,10723314	0,52641723
			Dividendos complementares	29/04/22	30/06/22	1.368.675	0,47117031	0,51829476	0,51829476	2,54435609
			Total			3.088.487	1,06322895	1,16955929	1,16955929	5,74347288
2022	1.112.007	1.092.920	JCP	21/11/22	30/11/22	600.000	0,20655465	0,22721013	0,22721013	1,11539517
			JCP	21/11/22	30/06/23	370.000	0,12737536	0,14011292	0,14011292	0,68782704
			Total			970.000	0,33393001	0,36732305	0,36732305	1,80322221
2023	2.258.810	2.178.422	JCP	20/09/23	30/11/23	456.920	0,14500531	0,15950586	0,15950586	0,78302875
			JCP	20/09/23	28/06/24	501.080	0,15901962	0,17492162	0,17492162	0,85870610
			Dividendos complementares	22/04/24	28/06/24	131.211	0,04154092	0,14592215	0,04569505	-
			Total			1.089.211	0,34556585	0,48034963	0,38012253	1,64173485
2024	2.809.631	2.702.513	JCP intercalares ex-2024	11/09/24	29/11/24	283.000	0,08981113	0,09879225	0,09879225	-
			Dividendos intercalares ex-2024	11/09/24	29/11/24	202.112	0,06414087	0,07055498	0,07055498	-
			JCP intercalares ex-2024	25/11/24	23/12/24	485.112	0,15395195	0,16934727	0,16934727	-
			JCP intermediários	25/11/24	23/12/24	114.888	0,03646027	0,04010632	0,04010632	-
			Dividendos intermediários	23/04/25	15/05/25	577.570	0,18364410	0,20200864	0,20200864	-
			Dividendos complementares	23/04/25	15/05/25	672.454	0,21381346	0,23519481	0,23519481	-
			Total			2.335.136	0,74182178	0,81600427	0,81600427	-

8. Havendo destinação de lucros à reserva legal:
    a. Identificar o montante destinado à reserva legal.

    R$ 140.481.532,40 (cento e quarenta milhões, quatrocentos e oitenta e um mil, quinhentos e trinta e dois reais e quarenta centavos)

    b. Detalhar a forma de cálculo da reserva legal.

    Equivalente a 5 % do lucro líquido, para constituição da Reserva Legal, conforme estabelecido no artigo 193 da Lei nº 6.404, de 15.12.1976 e no artigo 86, parágrafo 2º, inciso II, do Estatuto Social.

9. Caso a companhia possua ações preferenciais com direito a dividendos fixos ou mínimos:
    a. Descrever a forma de cálculos dos dividendos fixos ou mínimos.

    De acordo com o nosso Estatuto, as ações classe A e classe B fazem jus a dividendos anuais mínimos não cumulativos pelo menos 10,0% maiores que os dividendos por ação pagos às ações ordinárias. As ações classe A têm prioridade para recebimento de dividendos sobre as ações classe B, e as ações classe B têm prioridade sobre as ações ordinárias. Na medida em que haja recursos disponíveis para tanto, os dividendos devem ser pagos na seguinte ordem:

    • primeiro, os portadores de ações classe A têm direito de receber dividendos mínimos iguais a 10,0% do capital acionário total representado pelas ações classe A existentes ao final do exercício fiscal em relação ao qual os dividendos estão sendo declarados e que será imputado ao Dividendo Obrigatório;

    • segundo, na medida em que haja montantes adicionais a serem distribuídos após todos os montantes alocados às ações classe A terem sido pagos, os portadores de ações classe B têm direito de receber dividendos mínimos por ação iguais (1) à Distribuição Obrigatória dividida pelo (2) número total de ações classe B existente ao final do exercício fiscal em relação ao qual os dividendos estão sendo declarados; e

    • terceiro, na medida em que haja montantes adicionais a serem distribuídos após todos os montantes alocados às ações classe A e às ações classe B terem sido pagos, os portadores de ações ordinárias têm direito de receber uma importância por ação igual (1) à Distribuição Obrigatória dividida pelo (2) número total de ações ordinárias existente ao final do exercício em relação ao

qual os dividendos tenham sido declarados, desde que os portadores de ações classe A e classe B recebam dividendos pelo menos 10,0% maiores que os dividendos por ação pagos aos portadores de ações ordinárias.

b. Informar se o lucro do exercício é suficiente para o pagamento integral dos dividendos fixos ou mínimos.

O Lucro Líquido do exercício é suficiente para o pagamento integral dos dividendos mínimos. As ações preferenciais de emissão da Companhia não fazem jus ao recebimento de dividendos fixos.

c. Identificar se eventual parcela não paga é cumulativa.

Eventual parcela não paga não seria cumulativa, uma vez que as ações preferenciais de emissão da Companhia não fazem jus ao recebimento de dividendos fixos, e sim de dividendos mínimos. Todos os valores devidos às ações preferenciais a título de dividendos mínimos serão pagos.

d. Identificar o valor global dos dividendos fixos ou mínimos a serem pagos a cada classe de ações preferenciais.

PROVENTO	AÇÕES PNA	AÇÕES PNB
JCP Bruto	R$ 1.046.089,16	R$ 561.615.89,44
Dividendos	R$ 456.444,49	R$ 76.737.310,09

e. Identificar os dividendos fixos ou mínimos a serem pagos por ação preferencial de cada classe.

PROVENTO	AÇÕES PNA	AÇÕES PNB
JCP Bruto	R$ 0,30824584	R$ 0,30824584
Dividendos	R$ 0,50775843	R$ 0,50775843

10. Em relação ao dividendo obrigatório:

a. Descrever a forma de cálculo prevista no estatuto.

"Art. 87 Os acionistas terão direito, em cada exercício, a receber dividendos e/ou juros sobre o capital próprio, que não poderão ser inferiores a 25% (vinte e cinco por cento) do lucro líquido ajustado de acordo com a Lei Federal nº 6.404/1976.

[...]

§ 2º Os dividendos intermediários, intercalares e os juros sobre capital próprio distribuídos [...] serão imputados ao dividendo obrigatório referente ao exercício social em que forem declarados, observada a legislação aplicável.

§ 3º O dividendo não será obrigatório no exercício social em que o Conselho de Administração informar à Assembleia Geral Ordinária, com parecer do Conselho Fiscal, ser ele incompatível com a situação financeira da Companhia.

§ 4º Os lucros que deixarem de ser distribuídos nos termos do §3º serão registrados como reserva especial e, se não absorvidos por prejuízos em exercícios subsequentes, deverão ser distribuídos tão logo o permita a situação financeira da Companhia.

§ 6º Quando da distribuição de juros sobre capital próprio, o percentual previsto no caput será considerado atingido em relação ao montante distribuído líquido de tributos, nos termos da legislação aplicável."

b. Informar se ele está sendo pago integralmente.

O dividendo mínimo obrigatório da Companhia no exercício findo em 31 de dezembro de 2023 está sendo pago integralmente e corresponde a **R$ 675.628.361,50 (Seiscentos e setenta e cinco milhões, seiscentos e vinte e oito mil, trezentos e sessenta e um reais e cinquenta centavos)**, equivalente a 25% (vinte e cinco por cento) do lucro líquido ajustado.

c. Informar o montante eventualmente retido.

Não há montante retido em relação ao dividendo mínimo obrigatório.

11. Havendo retenção do dividendo obrigatório devido à situação financeira da companhia:

a. Informar o montante da retenção.

b. Descrever, pormenorizadamente, a situação financeira da companhia, abordando, inclusive, aspectos relacionados à análise de liquidez, ao capital de giro e fluxos de caixa positivos.

c. Justificar a retenção dos dividendos.

Não houve retenção do dividendo obrigatório.

12. Havendo destinação de resultado para reserva de contingências:

a. Identificar o montante destinado à reserva.

b. Identificar a perda considerada provável e sua causa.

c. Explicar porque a perda foi considerada provável.

d. Justificar a constituição da reserva.

Não houve destinação de resultado para reserva de contingências.

13. Havendo destinação de resultado para reserva de lucros a realizar:

    a. Informar o montante destinado à reserva de lucros a realizar.

    b. Informar a natureza dos lucros não-realizados que deram origem à reserva.

    Não houve destinação de resultado para reserva de lucros a realizar.

14. Havendo destinação de resultado para reservas estatutárias:

    a. Descrever as cláusulas estatutárias que estabelecem a reserva.

    b. Identificar o montante destinado à reserva.

    c. Descrever como o montante foi calculado.

    Não houve destinação de resultado para reservas estatutárias.

15. Havendo retenção de lucros prevista em orçamento de capital:

    a. Identificar o montante da retenção.

Propõe-se a retenção de R$ 1.059.836.046,01 (um bilhão, cinquenta e nove milhões, oitocentos e trinta e seis mil, quarenta e seis reais e um centavo) do lucro líquido ajustado para constituição da reserva de retenção de lucros, cuja finalidade é assegurar o programa de investimentos da Companhia, conforme estabelecido no artigo 196 da Lei nº 6.404, de 15.12.1976 e no artigo 86, parágrafo 2º, inciso IV, do Estatuto Social, com base em orçamento de capital submetido à AGO para aprovação.

    b. Fornecer cópia do orçamento de capital.

Em conformidade com a Resolução CVM Nº 80/2022, o quadro abaixo demonstra a proposta de orçamento de capital para o ano de 2025, aprovado na 256ª reunião ordinária do Conselho de Administração da Companhia Paranaense de Energia, realizada em 06.11.2024, para posterior deliberação da Assembleia Geral em abril de 2025. A Proposta de Orçamento de Capital integra as Demonstrações Financeiras da Companhia referentes ao exercício social encerrado em 31 de dezembro de 2024.

PROGRAMA DE INVESTIMENTOS	R$ Mil
Geração e Transmissão (a)	464.140
Distribuição	2.501.873
Comercialização	4.466
Outros (b)	58.637
TOTAL	3.029.116

(a) Inclui Eólicas Brisa Potiguar, Cutia Empreendimentos Eólicos, São Bento Energia, Jandaíra Energias Renováveis, Complexo Eólico Vilas, Aventura e Santa Rosa & Novo Mundo e as SPEs Bela Vista (Ger), Marumbi (Tra), Costa Oeste (Tra), Uirapuru (Tra) e FDA (Ger).

(b) Inclui Holding e Copel Serviços.

PROGRAMA DE INVESTIMENTOS	R$ Mil
Recursos de Terceiros	1.969.280
Retenção de Lucros	1.059.836
TOTAL	3.029.116

16. Havendo destinação de resultado para a reserva de incentivos fiscais:
    a. Informar o montante destinado à reserva.
    b. Explicar a natureza da destinação.

    Não houve destinação de resultado para a reserva de incentivos fiscais.

Anexo III

INFORMAÇÕES COMPARATIVAS DA REMUNERAÇÃO E INFORMAÇÕES SOBRE REMUNERAÇÃO DOS ADMINISTRADORES E DO CONSELHO FISCAL CONFORME O ITEM 8 DO FORMULÁRIO DE REFERÊNCIA

INFORMAÇÕES COMPARATIVAS DA REMUNERAÇÃO

a. Diferenças entre os valores da proposta do ano 2024 em relação ao ano 2025:

Valor Proposto 2024	Valor Proposto 2025
R$ 60.151.452,27	R$ 61.181.672,00

Órgão	Valores Propostos 2024	Valores Propostos 2025	Motivos
Diretoria Estatutária	R$ 48.426.360,01	R$ 47.890.344,44	Dentre os fatores que dão ensejo à diferença, incluem-se os ajustes na previsão de Incentivos de Longo Prazo. Outras alavancas como a implantação da fase final da estratégia de remuneração aprovada na 69ª AGO e a anualização dos valores: da contratação de novos executivos já na faixa salarial de mercado; da criação de uma nova diretoria e da contratação de novo plano de saúde executivo de abrangência nacional estão demonstrados ao longo desse material.
Conselho de Administração	R$ 11.202.375,62	R$ 12.768.610,92	Dentre os fatores que dão ensejo à diferença, incluem-se a implantação da fase final da nova estratégia de remuneração, aprovada na 69ª AGO.

Conselho Fiscal	R$ 522.716,64	R$ 522.716,64	Não foram verificadas alterações relevantes.

b. Valores aprovados na proposta anterior e valores efetivamente realizados:

Valor Proposto 2024	Valor Realizado 2024
R$ 60.151.452,27	R$ 49.088.565,65

Órgão	Valores Aprovados em 2024	Valores do Efetivamente Realizados 2024	Motivos
Diretoria Estatutária	R$ 48.426.360,01	R$ 40.255.164,47	Dentre os fatores que dão ensejo à diferença, incluem-se • a não realização de todas as outorgas de ações previstas para 2024, ocasionadas principalmente pelas mudanças no quadro de executivos ao longo do exercício; • a implantação da estratégia de remuneração em maio/24, após aprovação na 69ª AGO; • custos referentes a contratação e rescisão de executivos; • contratação de novos executivos com remuneração já alinhada à prática de mercado, incluindo novo plano de saúde executivo de abrangência nacional; • criação de uma nova diretoria.
Conselho de Administração	R$ 11.202.375,62	R$ 8.366.748,62	Dentre os fatores que dão ensejo à diferença, incluem-se a implantação da nova estratégia de remuneração em maio/24, após aprovação na 69ª AGO.

Conselho Fiscal	R$ 522.716,64	R$ 466.652,56	Dentre os fatores que dão ensejo à diferença, incluem-se a implantação da nova estratégia de remuneração em maio/24, após aprovação na 69ª AGO

O valor proposto para 2024 considerou a implementação da nova estratégia de remuneração dos Administradores, aprovada na 69ª AGO. Desse montante, 62,4% foram categorizados como remuneração baseada em ações (item 8.2 do Formulário de Referência).

A principal alavanca na variação do valor global foi a não realização de todas as outorgas de ações previstas para 2024, ocasionadas principalmente pelas mudanças no quadro de executivos ao longo do exercício.

INFORMAÇÕES CONFORME SEÇÃO 8 DO FORMULÁRIO DE REFERÊNCIA

8.1. Descrever a política ou prática de remuneração do conselho de administração, da diretoria estatutária e não estatutária, do conselho fiscal, dos comitês estatutários e dos comitês de auditoria, de risco, financeiro e de remuneração, abordando os seguintes aspectos:

(a) objetivos da política ou prática de remuneração, informando se a política de remuneração foi formalmente aprovada, órgão responsável por sua aprovação, data da aprovação e, caso o emissor divulgue a política, locais na rede mundial de computadores onde o documento pode ser consultado

As práticas de remuneração para membros de órgãos estatutários da empresa são apreciadas pelo Comitê de Gente e aprovadas pelo Conselho de Administração e são norteadas pelos desafios estratégicos da empresa e ancorados pela política de remuneração que é periodicamente discutida (Política de Remuneração de Membros de Órgãos Estatutários - NPC0321, disponível em https://ri.copel.com/governanca-corporativa/estatutos-politicas-e-regimentos/).

Seus princípios e diretrizes são: (i)zelar pelo cumprimento do que é fixado pela Assembleia Geral, considerando a legislação aplicável, as responsabilidades, o tempo dedicado às funções, a qualificação e competência necessárias, bem como os riscos inerentes de cada cargo; (ii) estabelecer as práticas de remuneração da Copel, alinhadas às referências de mercado; (iii) reforçar a meritocracia, promovendo uma cultura alinhada a resultados, incentivando e motivando os membros dos órgãos estatutários a superar metas desafiadoras e criar valor sustentável para os acionistas e demais partes interessadas; (iv) garantir a remuneração variável com sistema de freios e contrapesos, adequados às melhores práticas de mercado; o foco em práticas ESG, reforçando o compromisso com a criação de valor de forma sustentável para os acionistas e demais partes interessadas; e (v) o alinhamento das prioridades e esforços da diretoria executiva e dos estatutários a fim de agregar valor à Companhia, buscando constantemente o equilíbrio nas relações com as partes interessadas; e (vii) estabelecer prática de reembolso de remuneração variável elegível para recuperação e assegurar que os Diretores Executivos, nos termos da NAC 040132 – Recuperação de Remuneração Variável Elegível, assinem o Termo de Reconhecimento e Aceitação referente à remuneração variável elegível para recuperação, conforme anexo I da referida NAC.

(b) práticas e procedimentos adotados pelo conselho de administração para definir a remuneração individual do conselho de administração e da diretoria, indicando:

i. os órgãos e comitês do emissor que participam do processo decisório, identificando de que forma participam;

Nos termos do seu regimento interno, o Comitê de Gente tem como competência a elaboração e acompanhamento da estratégia de remuneração dos Administradores, membros de comitês de assessoramento e conselheiros fiscais, bem como analisar, avaliar e recomendar a estratégia de remuneração de conselheiros, membros de comitês de assessoramento e executivos, incluindo a proposta de remuneração global para submissão à Assembleia Geral, bem como as diretrizes remuneratórias gerais, como norteadoras à padronização de políticas e mecanismos de remuneração dos Administradores, observadas as estratégias da Companhia e referenciais de mercado.

Ainda, caberá ao Conselho de Administração discutir, quando proposto pela Diretoria, a aprovação do plano diretor e do modelo de gestão de pessoas relativos à remuneração, plano de benefícios, incluindo as condições gerais de negociação coletiva e o Programa de Participação nos Lucros e Resultados, meritocracia, desempenho, cultura organizacional, clima organizacional, equidade, desenvolvimento e sucessão.

A remuneração anual global dos membros dos órgãos estatutários será fixada pelos acionistas da Companhia em Assembleia Geral, nos termos do artigo 152 da Lei das Sociedades por Ações ou, para os casos das empresas em que a Copel detenha participação societária, da forma como a legislação ou seus instrumentos societários definirem.

Caberá ao Conselho de Administração, após fixado o montante global da remuneração dos administradores da Companhia, dividi-la entre cada um dos órgãos da administração da Companhia e determinar o montante individual a ser atribuído a cada membro.

ii. critérios e metodologia utilizada para a fixação da remuneração individual, indicando se há a utilização de estudos para a verificação das práticas de mercado, e, em caso positivo, os critérios de comparação e a abrangência desses estudos

Para a definição da remuneração individual dos membros da Diretoria Executiva, do Conselho de Administração, dos Conselheiros Fiscais e membros dos comitês de assessoramento, o Conselho de Administração, com o apoio do Comitê de Gente – CDG, utiliza-se de pesquisas salariais especializadas que observam outras empresas com características similares especializadas observando, entre outras características, porte similar ao da Companhia, faturamento, número de empregados; abrangência, diversidade e complexidade, visando garantir a atração e retenção de profissionais com as competências requeridas pela Companhia.

Em 2023, sob a orientação do CDG e CAD, diante da alteração da estrutura da Companhia de estatal para empresa privada de capital disperso, almejando i) alinhar a remuneração da administração aos objetivos estratégicos de longo prazo da Copel; ii) atrelar parcela da remuneração à geração de valor da Companhia; iii) fomentar a cultura da meritocracia e alta performance e; iv) atrair e reter talentos que agreguem valor à Companhia, o modelo de remuneração da alta administração foi reestruturado com o apoio de profissionais externos, com expertise técnica para a condução do tema.

Nesse contexto, foi contratada a consultoria Korn Ferry, reconhecida no mercado por seus projetos relacionados à remuneração de níveis estratégicos implementados em grandes empresas. O trabalho realizado partiu do olhar geral para os desafios dos negócios, desdobrando-se para a estrutura organizacional, a avaliação e ponderação de cargos com utilização de metodologia

proprietária, que considera elementos como: responsabilidade pelos resultados, soluções de problemas e conhecimento necessário para cada uma das posições.

Como base de comparação de prática remuneratórias, foram utilizadas pesquisas de mercado que consideraram i) empresas do mesmo setor de atuação ou setor correlatos ao negócio; ii) empresas que possuam práticas consistentes de gestão do capital humanos; iii) empresas de capital pulverizado; e empresas com semelhança de porte.

Esses elementos permitiram a definição da estrutura da remuneração, da composição do mix remuneratório, bem como da estratégia de posicionamento dos executivos e conselheiros em relação ao mercado.

iii. com que Frequência e de que forma o conselho de administração avalia a adequação da política de remuneração do emissor.

O Conselho de Administração, com o apoio do Comitê de Gente, avalia anualmente a adequação da política de remuneração dos Administradores.

(c) composição da remuneração, indicando:
i. descrição dos diversos elementos que compõem a remuneração, incluindo, em relação a cada um deles: seus objetivos e alinhamento aos interesses de curto, médio e longo prazo do emissor; sua proporção na remuneração total nos 3 últimos exercícios sociais; sua metodologia de cálculo e de reajuste; e principais indicadores de desempenho nele levados em consideração, inclusive, se for o caso, indicadores ligados a questões ASG;

O modelo de remuneração prevê o pagamento de parcela fixa e variável, bem como benefícios diretos e indiretos, que são concedidos de acordo com posicionamento de mercado do cargo e desempenho, podendo ter componentes diferentes de acordo com especificidades relacionadas à experiência, participação em comitês de assessoramento, dentre outras características.

A remuneração está estruturada da seguinte forma: (i) parcela fixa, em que está contemplado o honorário pago mensalmente; (ii) benefícios, que são classificados como diretos e indiretos, incluindo plano de saúde, verba de representação e outros determinados nas práticas da Companhia; e (iv) parcela variável (de curto e longo prazo).

Os Incentivos de Curto Prazo e de Longo Prazo estão atrelados ao atingimento de metas e indicadores de desempenho, além de outros requisitos que sejam definidos pelo Conselho de Administração.

Abaixo especificação da remuneração para cada órgão estatutário:

Diretoria Estatutária

- **Salário ou pró-labore**: correspondente à parcela referente a honorários que tem o objetivo de reconhecer e refletir o valor do cargo ocupado pelo executivo, bem como o desempenho individual, experiência, formação e conhecimento do executivo;
- **Incentivo de Curto Prazo – ICP:** correspondente à parcela variável de curto prazo, paga por meio de bônus, condicionado ao atingimento de metas de indicadores desdobrados do planejamento estratégicos aprovado e acompanhado pelo Conselho de Administração com o assessoramento do Comitê de Gente e tem por objetivo alinhar interesses da diretoria estatutária, com os objetivos estratégicos da Companhia.

- **Incentivo de Longo Prazo – ILP:** correspondente à parcela variável de longo prazo, compreende os incentivos concedidos no âmbito do Plano de Outorga(s) de Ações Restritas e Ações Restritas de Performance, mediante condições, requisitos, regramentos e limites estabelecidos no citado Plano e respectivos Programas. Esse elemento objetiva (i) atrelar a remuneração dos executivos aos objetivos de longo prazo; (ii) atrelar parcela significativa da remuneração do executivo à geração de valor sustentável e de longo prazo da Copel; (iii) fomentar a cultura da meritocracia e alta performance; e (iv) atrair e reter talentos chave capazes e alavancar o sucesso da Copel.
- **Benefícios diretos e indiretos**: correspondentes à parcela complementar composta por plano de saúde, e auxílio alimentação (verba de representação), que tem o objetivo de contribuir para a manutenção da qualidade de vida dos membros da diretoria.
- **Benefícios pós-emprego:** correspondente à parcela complementar composta por plano de previdência privada.

Conselho de Administração e Comitês de Assessoramento:

- **Salário ou pró-labore**: correspondente à parcela referente a honorários que tem o objetivo de reconhecer e refletir o valor do cargo ocupado pelo conselheiro;
- **Adicional de Comitê**: Os membros e coordenadores receberão adicional, a partir da segunda participação nos comitês de assessoramento;
- **Incentivo de Longo Prazo – ILP:** correspondente à parcela variável de longo prazo, compreende os incentivos concedidos no âmbito do Plano de Outorga(s) de Ações Restritas, mediante condições, requisitos, regramentos e limites estabelecidos no citado Plano e respectivos Programas. Esse elemento objetiva (i) atrelar a remuneração aos objetivos de longo prazo; (ii) atrelar parcela significativa da remuneração à geração de valor da Copel; e (iii) atrair e reter talentos capazes e alavancar o sucesso da Copel.
- **Benefícios diretos e indiretos**: correspondentes à parcela complementar composta por plano de saúde, que tem o objetivo de contribuir para a manutenção da qualidade de vida dos membros do conselho.
- **Benefícios pós-emprego:** correspondente à parcela complementar composta por plano de previdência privada.

Conselho Fiscal

- **Salário ou pró-labore**: correspondente à parcela referente a honorários que tem o objetivo de reconhecer e refletir o valor do cargo ocupado pelo Conselheiro.;
- **Benefícios diretos e indiretos**: correspondentes à parcela complementar composta por plano de saúde, que tem o objetivo de contribuir para a manutenção da qualidade de vida dos membros do conselho.
- **Benefícios Pós-emprego:** correspondente à parcela complementar composta por plano de previdência privada.

Proporção de cada elemento na remuneração total – 3 últimos exercícios sociais:

Exercício social 2024			
Elementos	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal
Salário ou pró-labore	38,07%	20,35%	100,00%
Benefícios direto e indireto	0,18%	1,84%	0,00%
Participações em comitês	18,00%	0,00%	0,00%
Outros	0,00%	2,78%	0,00%
Bônus	0,00%	16,49%	0,00%
Participação de resultados	0,00%	0,00%	0,00%
Participação em reuniões	0,00%	0,00%	0,00%
Pós-emprego	2,29%	2,06%	0,00%
Cessação do cargo	0,00%	11,86%	0,00%
Baseada em ações	41,45%	44,62%	0,00%
Total da remuneração	100,00%	100,00%	100,00%

2023			
Elementos	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal
Salário ou pró-labore	58,1%	62,7%	99,3%
Benefícios direto e indireto	0,5%	1,8%	0,0%
Participações em comitês	37,6%	0,0%	0,0%
Outros	0,0%	0,0%	0,0%
Bônus	0,0%	27,9%	0,0%
Participação de resultados	0,0%	0,0%	0,0%
Participação em reuniões	0,0%	0,0%	0,0%
Pós-emprego	3,8%	7,6%	0,7%
Total da remuneração	100%	100%	100%

2022			
Elementos	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal
Salário ou pró-labore	55,9%	87,0%	98,1%
Benefícios direto e indireto	0,6%	2,4%	0,0%
Participações em comitês	39,6%	0,0%	0,0%
Outros	0,0%	0,0%	0,0%
Bônus	0,0%	0,0%	0,0%
Participação de resultados	0,0%	0,0%	0,0%
Participação em reuniões	0,0%	0,0%	0,0%
Pós-emprego	3,9%	10,5%	1,9%
Total da remuneração	100%	100%	100%

Metodologia de cálculo e de reajuste

Em conformidade com o disposto no artigo 152 da Lei das Sociedades por Ações, a remuneração global dos administradores deverá ser fixada na Assembleia Geral Ordinária. A cada ano, a Companhia considera aplicação da recomposição inflacionária aos honorários, além de reajustes na verba de representação e no plano de saúde, nos valores individualizados de cada membro do Conselho de Administração, dos Comitês Estatutários, do Conselho Fiscal e da Diretoria Executiva.

A partir do exercício de 2024, com base nos trabalhos de readequação da remuneração realizados, conforme descrito no item 8.1b.ii acima, foram consideradas para a determinação da remuneração as referências no mercado para cada posição de diretoria, denominado como "job grade", e percentis alvo para cada componente do mix remuneratório dos órgãos estatutários.

a) Conselho de Administração:

Em linha com as melhores práticas de mercado, o mix remuneratório do Conselho compõem-se com parcela fixa entre 60 e 75% do total, enquanto a parcela variável de longo prazo posiciona-se entre 25 e 40% do total.

Foi definido que o patamar da remuneração fixa dos conselheiros se posiciona no P50 (percentil 50%) do mercado e a remuneração total anual alvo se posiciona no P75 (percentil 75%).

Os membros e Coordenadores dos Comitês de Assessoramento ao Conselho de Administração, receberão adicional (a partir da 2ª participação) que se posiciona no P50 (percentil 50%) do mercado.

b) Diretoria:

Em linha com as melhores práticas de mercado, o mix remuneratório da Diretoria compõem-se com parcela fixa menor (entre 25 a 30% do total), enquanto que as parcelas variáveis de curto e longo prazo, vinculadas ao atingimento de metas e resultados representa a maior parcela (entre 70 a 75% do total).

Ainda, foi definido que os patamares alvo da remuneração fixa da diretoria se posiciona no P50 (percentil 50%) do mercado e, condicionado ao atingimento de metas, requisitos e critérios estabelecidos no Plano de outorga(s) de Ações Restritas e Ações Restritas por Desempenho, a remuneração total anual poderá se posicionar no P75 (percentil 75%). Em caso de atingimento de resultados extraordinários, poderá atingir o P90 (percentil 90%).

Indicadores de desempenho

Os indicadores de desempenho que fundamentam a remuneração da Diretoria originam-se do planejamento estratégico da Companhia. Este planejamento é delineado por diretrizes estratégias focadas em maximizar a criação de valor tanto para acionistas como para todos os stakeholders, fomentando um crescimento sustentável e integrado. A realização dos objetivos estratégicos é avaliada por meio de indicadores e metas estabelecidos para o curto prazo e longo prazo, englobando critérios vinculados à ESG, à otimização e eficiência financeira e operacional, bem como a preservação e criação de valor à Companhia.

A Copel adota indicadores relacionados à temática Ambiental, Social e Governança - ASG como parte do programa de remuneração variável em todos os níveis organizacionais, sendo para o ano de 2025 a entrada na carteira da Dow Jones a principal métrica de reconhecimento das práticas ESG Copel.

Objetivos de Curto Prazo

A Companhia estabelece objetivos estratégicos claros e alinhados entre as diretorias, com indicadores e metas consistentes aprovadas pelo Conselho de Administração. Estes comparáveis aos de empresas similares, tanto no setor de energia elétrica quanto em outros setores, em âmbito nível nacional e internacional. Avaliamos o cumprimento de metas de curto prazo que abrangem indicadores como rentabilidade financeira, sinergia entre os negócios, inovação e transformação digital, eficiência operacional e otimização de custos, fronteiras regulatórias e critérios ESG.

As métricas ESG são integradas aos critérios de remuneração variável em todos os níveis da Companhia, com indicadores e metas aprovadas pelo Conselho de Administração. Seu propósito consiste em promover o engajamento e o alinhamento dos executivos com o aprimoramento contínuo da estratégia da Companhia, vinculada ao desempenho em critérios ESG.

Indicadores de Longo Prazo

A visão de longo prazo é da Companhia é mensurada a partir de metas de desempenho definidas pelo Conselho de Administração. Estão englobados nos indicadores de longo prazo os critérios determinados para a aquisição do direito às Ações de Performance, que, conforme estabelecido no Plano, poderá ser determinado com base nos seguintes elementos, considerados a critério do Conselho de Administração:(i) Total Shareholder Return - TSR Absoluto; e/ou (ii) Valorização das ações da Companhia; e/ou (iii) Proventos declarados e distribuídos pela Companhia; e/ou (iv)

Métricas de desempenho específicas do Participante e/ou da Companhia e suas áreas e/ou no âmbito do setor de atuação da Companhia.

O 2º Programa 2024 do Plano de Outorga de Ações Restritas e de Ações Restritas por Desempenho considera o TSR como critério para recebimento das Ações de Performance.

O Plano de Outorga(s) de Ações Restritas e de Ações Restritas por Desempenho estabelece diretrizes claras, condições, requisitos e limitações que apoiam e impulsionam a ambição da Companhia a longo prazo. As metas são ponderadas e sinalizam progressos esperados para cada posição, evidenciando que o desempenho excepcional dos executivos impulsionará a alavancagem dos negócios da companhia, com retribuição proporcional definida pelo programa.

Os indicadores e metas a serem alcançados compõem a estratégia competitiva da empresa, sendo considerados o desempenho mínimo das ações previsto no Plano para os incentivos relacionados à performance. Isso significa que o participante somente adquirirá os direitos relativos às Ações de Performance caso seja verificada a valorização mínima da ação, conforme estabelecido no Plano.

ii. razões que justificam a composição da remuneração;

A implementação do novo modelo remuneratório em 2024, buscou alinhar a remuneração da alta administração aos objetivos de longo prazo da Copel. Este modelo busca atrelar parte significativa da remuneração à geração de valor da Companhia (ILP), promover uma cultura de meritocracia e alto desempenho; e atrair e reter talentos. Além disso, pretende também sincronizar os interesses dos acionistas e administradores, visando que esses sejam incentivados e retribuídos, na medida em que, no exercício de suas funções, contribuem para o crescimento sustentável e geração de valor ao negócio.

A estratégia se concretiza ao definir a remuneração dos administradores em um patamar estratégico, considerando a combinação de remuneração fixa mensal e uma parcela variável, esta última vinculada ao atingimento de indicadores e metas de desempenho que refletem o propósito e a visão de curto, médio e longo prazo da Companhia. E estrutura de remuneração também considera os desafios estratégicos da Companhia e critérios específicos às funções dos administradores, como responsabilidade, tempo na função, competências, relevância estratégica para o negócio, reputação e resultados alcançados. Esses fatores, bem como a comparação com negócios similares no mercado, são elementos-chave nos debates periódicos que moldam o sistema de incentivos e recompensas da Copel.

iii. a existência de membros não remunerados pelo emissor e a razão para esse fato

Todos os membros das Diretorias, do Conselho de Administração, Comitês de Assessoramento e do Conselho Fiscal são remunerados pela Companhia.

(d) existência de remuneração suportada por subsidiárias, controladas ou controladores diretos ou indiretos

A remuneração global dos Administradores da companhia, dos Conselheiros Fiscais e membros dos Comitês Estatutários é suportada integralmente pela Copel, não havendo participação no custeio por qualquer subsidiária, controlada ou controladores diretos ou indiretos.

(e) existência de qualquer remuneração ou benefício vinculado à ocorrência de determinado evento societário, tal como a alienação do controle societário do emissor
Não há qualquer remuneração ou benefício vinculado à ocorrência de determinado evento societário, tal como alienação do controle societário da Companhia.

8.2. Em relação à remuneração reconhecida no resultado dos 3 últimos exercícios sociais e à prevista para o exercício social corrente do conselho de administração, da diretoria estatutária e do conselho fiscal, elaborar tabela com o seguinte conteúdo:

Remuneração total prevista para o Exercício Social corrente em 31/12/2025 - Valores Anuais				
	Conselho de Administração	**Diretoria Estatutária**	**Conselho Fiscal**	**Total**
Nº Total de Membros	9	9	3	21
Nº de Membros Remunerados	9	9	3	21
Remuneração fixa anual				
Salário ou pró-labore	5.376.000,00	10.820.374,08	494.202,00	16.690.576,08
Benefícios direto e indireto	61.225,92	1.501.931,51	8.746,56	1.571.903,99
Participações em comitês	3.000.000,00	0,00	0,00	3.000.000,00
Outros	0,00	750.000,00	0,00	750.000,00
Descrição de outras remunerações fixas		Verba a título de Sign in bônus		Verba a título de Sign in bônus
Remuneração variável				
Bônus	0,00	9.730.993,00	0,00	9.730.993,00
Participação de resultados	0,00	0,00	0,00	0,00
Participação em reuniões	0,00	0,00	0,00	0,00
Comissões	0,00	0,00	0,00	0,00
Outros	0	0	0	0,00
Descrição de outras remunerações variáveis	0	0	0	0,00
Pós-emprego	383.040,00	1.027.576,05	19.768,08	1.430.384,13
Cessação do cargo	0,00	4.775.000,00	0,00	4.775.000,00
Baseada em ações	3.948.345,00	19.284.469,80	0,00	23.232.814,80

Observação	O valor apresentado neste quadro é estimativo para a proposta de remuneração para o Exercício Social de 2025.			
Total da remuneração	12.768.610,92	47.890.344,44	522.716,64	61.181.672,00

Remuneração total realizada para o Exercício Social corrente 31/12/2024 - Valores Anuais				
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	9,00	8,17	3,75	20,92
Nº de Membros Remunerados	8,83	8,58	3,00	20,41
Remuneração fixa anual				
Salário ou pró-labore	3.185.475,98	8.190.448,01	466.652,56	11.842.576,55
Benefícios direto e indireto	15.351,74	741.352,82	0,00	756.704,56
Participações em comitês	1.505.654,73	0,00	0,00	1.505.654,73
Outros	0,00	1.120.000,00	0,00	1.120.000,00
Descrição de outras remunerações fixas		Verba a título de Sign in bônus		Verba a título de Sign in bônus
Remuneração variável				
Bônus	0,00	6.636.201,68	0,00	6.636.201,68
Participação de resultados	0,00	0,00	0,00	0,00
Participação em reuniões	0,00	0,00	0,00	0,00
Comissões	0,00	0,00	0,00	0,00
Outros	0	0	0	0,00
Descrição de outras remunerações variáveis	0	0	0	0,00
Pós-emprego	191.921,17	829.365,10	0,00	1.021.286,27
Cessação do cargo	0,00	4.775.000,00	0,00	4.775.000,00
Baseada em ações	3.468.345,00	17.962.796,86	0	21.431.141,86
Observação	(i) O valor total apresentado neste quadro não considera os encargos sociais de ônus do empregador, conforme o Ofício Circular/Anual-2024-CVM/SEP, de 7 de março de 2024 (ii) O número de membros foi apurado da forma especificada no item 10.2.8.2 do OFÍCIO CIRCULAR/ANUAL-2024-CVM/SEP			

	(iii) Valores de remuneração baseada em ações correspondem a outorga de ILP.

Total da remuneração	8.366.748,62	40.255.164,47	466.652,56	49.088.565,65

Remuneração total realizada para o Exercício Social 31/12/2023 - Valores Anuais				
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	9	7	5	21
Nº de Membros Remunerados	9,08333	7,08333	4,41667	20,58333
Remuneração fixa anual				
Salário ou pró-labore	1.736.596,20	6.292.880,36	622.743,95	8.652.220,51
Benefícios direto e indireto	14.964,78	176.806,23	0,00	191.771,01
Participações em comitês	1.124.060,05	0	0	1.124.060,05
Outros	0	0	0	
Descrição de outras remunerações fixas	0	0	0	
Remuneração variável	0			
Bônus	0,00	2.797.827,13	0,00	2.797.827,13
Participação de resultados	0	0	0	
Participação em reuniões	0	0	0	
Comissões	0	0	0	
Outros	0	0	0	0,00
Descrição de outras remunerações variáveis	0	0	0	
Pós-emprego	114.714,39	767.519,14	4.107,55	886.341,08
Cessação do cargo				
Baseada em ações				
Observação	O valor total apresentado neste quadro não considera os encargos conforme determina o Ofício Circular OFÍCIO CIRCULAR/ANUAL-2022- CVM/SEP de 24/02/2022, o que diverge do valor aprovado na AGO de 28/04/2023 (com encargos) O número de membros foi apurado da forma especificada no item 10.2.8.b do OFÍCIO CIRCULAR/ANUAL-2023-CVM/SEP O valor total apresentado neste quadro não considera os encargos conforme determina o Ofício Circular OFÍCIO CIRCULAR/ANUAL-2022- CVM/SEP de 24/02/2022, o que diverge do valor aprovado na AGO de 28/04/2023 (com			

	encargos) O número de membros foi apurado da forma especificada no item 10.2.8.b do OFÍCIO CIRCULAR/ANUAL-2023-CVM/SEP O valor total apresentado neste quadro não considera os encargos conforme determina o Oficio Circular OFÍCIO CIRCULAR/ANUAL-2022- CVM/SEP de 24/02/2022, o que diverge do valor aprovado na AGO de 28/04/2023 (com encargos) O número de membros foi apurado da forma especificada no item 10.2.8.b do OFÍCIO CIRCULAR/ANUAL-2023-CVM/SEP			
Total da remuneração	2.990.335,42	10.035.032,86	626.851,50	13.652.219,78

Remuneração total realizada para o Exercício Social encerrado em 31/12/2022 - Valores Anuais				
	Conselho de Administração	**Diretoria Estatutária**	**Conselho Fiscal**	**Total**
Nº Total de Membros	9	7	5	21
Nº de Membros Remunerados	8	7	5	20
Remuneração fixa anual				
Salário ou pró-labore	1.151.023,92	5.073.336,89	659.425,80	6.883.786,61
Benefícios direto e indireto	12.474,24	141.982,11	0,00	154.456,35
Participações em comitês	814.538,59	0,00	0,00	814.538,59
Outros	0,00	0,00	0,00	0,00
Descrição de outras remunerações fixas	0,00	0,00	0,00	0,00
Remuneração variável				
Bônus	0,00	0,00	0,00	0,00
Participação de resultados	0,00	0,00	0,00	0,00
Participação em reuniões	0,00	0,00	0,00	0,00
Comissões	0,00	0,00	0,00	0,00
Outros	0,00	0,00	0,00	0,00
Descrição de outras remunerações variáveis	0,00	0,00	0,00	0,00
Pós-emprego	79.940,67	613.759,87	12.595,32	706.295,86
Cessação do cargo	0,00	0,00	0,00	0,00
Baseada em ações	0,00	0,00	0,00	0,00
Observação	(i) O valor total apresentado neste quadro não considera os encargos sociais de ônus do empregador, conforme o Ofício Circular/Anual-2022-CVM/SEP, de 24 de fevereiro de 2022 ("Ofício Circular/Anual-2022"), o que diverge do valor aprovado na Assembleia Geral Ordinária da Copel de 29 de abril de 2022 (com encargos).			

	(ii) O Conselho de Administração da Copel é composto de 9 (nove) conselheiros, sendo que 1 (um) deles não é remunerado pelo Conselho de Administração, pois já recebe remuneração como Diretor Presidente da Companhia. O número de membros foi apurado da forma especificada no item 10.2.13.b do Ofício Circular/CVM/SEP/01/2021, de 26 de fevereiro de 2021.			
Total da remuneração	2.057.977,42	5.829.078,87	672.021,12	8.559.077,41

8.3. Em relação à remuneração variável dos 3 últimos exercícios sociais e à prevista para o exercício social corrente do conselho de administração, da diretoria estatutária e do conselho fiscal, elaborar tabela com o seguinte conteúdo:

Remuneração variável prevista para o exercício social corrente em 31/12/2025				
	Conselho de Administração	**Diretoria Estatutária**	**Conselho Fiscal**	**Total**
Nº Total de Membros	9,00	9,00	3,00	21,00
Nº de Membros Remunerados	-	9,00	-	9,00
Bônus				
Valor mínimo previsto no plano de remuneração	-	-	-	-
Valor máximo previsto no plano de remuneração	-	11.677.191,60	-	11.677.191,60
Valor previsto no plano de remuneração, caso as metas sejam atingidas	-	9.730.993,00	-	9.730.993,00
Participação nos resultados				
Valor mínimo previsto no plano de remuneração	0	0	0	0
Valor máximo previsto no plano de remuneração	0	0	0	0
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0	0	0	0

Remuneração variável realizada para o exercício social corrente em 31/12/2024				
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	0	8,17	0	8,00
Nº de Membros Remunerados	0	8,58	0	8,58
Bônus				
Valor mínimo previsto no plano de remuneração	0	0	0	-
Valor máximo previsto no plano de remuneração	0	7.292.336,90	0	7.292.336,90
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0	6.076.947,42	0	6.076.947,42
Valor efetivamente reconhecido no resultado	0	6.636.201,68	0	6.636.201,68
Participação nos resultados				
Valor mínimo previsto no plano de remuneração	0	0	0	0
Valor máximo previsto no plano de remuneração	0	0	0	0
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0	0	0	0

Remuneração variável - exercício social encerrado em 31/12/2023				
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	9	7	5	21
Nº de Membros Remunerados	0,00	7,08	0,00	7,08
Bônus	0	0,00	0	0
Valor mínimo previsto no plano de remuneração	0	0,00	0	0
Valor máximo previsto no plano de remuneração	-		-	
Valor previsto no plano de remuneração, caso as metas sejam atingidas	-	3.228.294,50	-	3.228.294,50

Valor efetivamente reconhecido no resultado	0,00			
Participação nos resultados				
Valor mínimo previsto no plano de remuneração	0	0	0	0
Valor máximo previsto no plano de remuneração	0	0	0	0
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0	0	0	0
Valor efetivamente reconhecido no resultado	0,00	0,00	0,00	0,00

Remuneração variável - exercício social encerrado em 31/12/2022				
	Conselho de Administração	**Diretoria Estatutária**	**Conselho Fiscal**	**Total**
Nº Total de Membros	9	7	5	21
Nº de Membros Remunerados	0	7	0	7
Bônus				
Valor mínimo previsto no plano de remuneração	0	0	0	0
Valor máximo previsto no plano de remuneração	0	0	0	0
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0	0	0	0
Valor efetivamente reconhecido no resultado	0,00	0,00	0,00	0,00
Participação nos resultados				
Valor mínimo previsto no plano de remuneração	0	0	0	0
Valor máximo previsto no plano de remuneração	0	0	0	0
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0	0	0	0
Valor efetivamente reconhecido no resultado	0,00	0,00	0,00	0,00

8.4. Em relação ao plano de remuneração baseado em ações do conselho de administração e da diretoria estatutária, em vigor no último exercício social e previsto para o exercício social corrente, descrever:

(a) termos e condições gerais;

O Plano de Outorga(s) de Ações Restritas e de Ações Restritas por Desempenho (*Performance Shares*) (o "Plano") da Companhia, aprovado na 210ª Assembleia Geral Extraordinária, estabelece regras e diretrizes gerais para outorga aos participantes de ações restritas ("Ações Restritas") e/ou ações restritas por desempenho, conforme o caso ("Ações de Performance"), observados os termos, condições e requisitos nele estabelecidos, e tem por objetivos: (i) alinhar a remuneração da administração e posições-chave da Companhia aos objetivos de longo prazo da Companhia; (ii) atrelar parcela da remuneração à geração de valor da Companhia; (iii) fomentar cultura de meritocracia e alta performance na Companhia; e (iv) reter e atrair talentos que agreguem valor à Companhia.

São elegíveis como participantes do Plano membros do Conselho de Administração da Companhia e Diretores estatutários, diretores não estatutários e empregados em posições gerencial e de liderança e/ou em outras posições-chave na Companhia ou nas sociedades controladas, diretas e indiretas, da Companhia ("Pessoas Elegíveis").

Caberá ao Conselho de Administração selecionar, dentre as Pessoas Elegíveis, aquelas participantes do Plano, que celebrarão os contratos de outorgas com a Companhia ("Contrato de Outorga"), e aos quais serão outorgadas ações de emissão da Companhia ("Participantes"). Ainda, caberá ao Conselho de Administração a administração do Plano, assessorado pelo Comitê de Gente, sendo-lhes atribuídas as competências para a administração, monitoramento e execução do Plano ou dos programas criados no âmbito do Plano, sempre observados os limites, diretrizes, termos e condições estabelecidos no Plano.

O Plano prevê a possibilidade de outorga de duas modalidades de ações restritas, que darão aos beneficiários direito ao recebimento de ações ordinárias de emissão da Copel: (a) Ações Restritas, sujeitas a período de carência e de restrição, além dos demais termos e condições previstos no Plano e nos Programas e Contratos de Outorgas aplicáveis; e (b) de Ações de Performance, sujeitas a período de carência e de restrição, metas de desempenho e aos demais termos e condições previstos no Plano e nos Programas e Contratos de Outorgas aplicáveis.

Aos Participantes que sejam membros do Conselho de Administração da Copel não será permitida a outorga de Ações de Performance, sendo somente admitida a outorga de incentivos consubstanciados em Ações Restritas.

(b) data de aprovação e órgão responsável;

O Plano foi aprovado na 210ª Assembleia Geral Extraordinária, em 22 de abril de 2024.

(c) número máximo de ações abrangidas;

No âmbito do Plano, poderão ser entregues aos Participantes (i) Ações Restritas em número correspondente a até 0,2% do capital social total da Companhia, e (ii) Ações de Performance em número correspondente a até 0,8% do capital social total da Companhia ("Limites do Plano").

Os Limites do Plano serão considerados em bases totalmente diluídas, computando-se nesse cálculo todas as Ações Restritas ou Ações de Performance, conforme o caso, já outorgadas nos termos do Plano, liquidadas ou não, exceto aquelas que tenham sido extintas ou canceladas sem terem sido liquidadas, por qualquer motivo, e que voltarão a ficar disponíveis para novas outorgas no âmbito do Plano. Se qualquer Ação Restrita ou Ação de Performance, conforme o caso, for extinta ou cancelada sem ter sido liquidada em efetiva entrega ao Participante, por qualquer motivo, a(s) Ação(ões) de referência a tal Ação Restrita ou Ação de Performance, conforme o caso, tornar-se-á(ão) novamente disponível(is) para futuras outorgas no âmbito do Plano.

Para fins de determinação do número total de Ações Restritas ou Ações de Performance, conforme o caso, abrangidas nos Limites do Plano, serão considerados os critérios aplicáveis para determinação do preço de referência de cada Ação Restrita ou Ação de Performance, conforme o caso, na forma definida pelo Conselho de Administração em cada Programa.

(d) número máximo de opções a serem outorgadas;

Não há outorga de opções no âmbito do Plano.

(e) condições de aquisição de ações;

Os Participantes selecionados pelo Conselho de Administração participarão do Plano a partir da assinatura do respectivo Contrato de Outorga com a Companhia.

O Participante somente adquirirá os direitos relativos às Ações Restritas e/ou Ações de Performance depois de verificadas todas as condições previstas neste Plano, nos Programas e Contratos específicos.

Os direitos dos Participantes em relação às Ações Restritas e/ou Ações de Performance somente serão plenamente adquiridos se os Participantes permanecerem continuamente vinculados à Copel ou às controladas da Copel, conforme o caso, no período compreendido entre a data de outorga e o final do correspondente período de carência, observadas as regras referentes ao desligamento dos Participantes.

A aquisição dos direitos relativos às Ações Restritas ocorrerá após o transcurso de 2 (dois) anos contados da data da outorga, exceto se de outra forma estabelecido pelo Conselho de Administração. O Conselho de Administração não poderá estabelecer prazo de carência inferior a 2 (dois) anos contados da data da outorga a Participantes que sejam membros do Conselho de Administração da Copel.

Em razão do processo de transição da Companhia para estrutura de corporação (companhia aberta com capital disperso e sem acionista controlador), com o objetivo de reter os atuais profissionais que fizeram parte do processo de transformação, o plano prevê que, para a primeira outorga, aos Conselheiros de Administração que ocupem ou venham a ocupar cargo no prazo de gestão que esteja em curso na data da aprovação do Plano, prazo menor poderá ser estabelecido, desde que o referido prazo de carência seja ao menos igual ao período remanescente do mandato em curso.

A aquisição dos direitos relativos às Ações de Performance ocorrerá após o transcurso de 3 (três) anos contados da data da outorga, podendo o Conselho de Administração, em caráter excepcional, estabelecer prazo maior.

A aquisição dos direitos relativos às Ações de Performance também estará sujeitas às metas de performance relevantes ao negócio, determinadas pelo Conselho de Administração, alinhado ao desempenho da Companhia e dentro dos limites do apetite a riscos, que poderão ser determinadas com base nos seguintes elementos: (i) TSR Absoluto; e/ou (ii) valorização das ações da Companhia; e/ou (iii) proventos declarados e distribuídos pela Companhia; e/ou (iv) métricas de desempenho do

Participante; e/ou (v) métricas de desempenho da Companhia e suas áreas; e/ou (vi) métricas de desempenho no âmbito do setor de atuação da Companhia.

Ainda, o Participante somente adquirirá os direitos relativos às Ações de Performance caso seja verificada a valorização mínima da ação, correspondente ao valor final da ação, apurado na data do transcurso do prazo de carência, igual ou superior (i) ao valor inicial da ação correspondente a R$ 8,25 (oito reais e vinte e cinco centavos) acrescido (ii) da variação positiva do IPCA mais 5% ao ano entre 11.08.23 e a data final do transcurso do prazo de carência.

A definição do preço de referência de cada Ação de Performance no valor de R$ 8,25 (oito reais e vinte e cinco centavos), corresponde ao preço por ação aplicado no âmbito da oferta pública de distribuição primária e secundária de ações ordinárias de emissão da Companhia aprovada em 26.07.2023 e concluída em 11.08.23 e que resultou na transformação da Companhia em sociedade anônima de capital disperso e sem acionista controlador.

O Conselho de Administração poderá subordinar a aquisição de direitos relacionados às Ações Restritas e/ou Ações de Performance a determinadas condições, bem como impor período de restrição à negociação (*lock-up*) e outras restrições e condições à transferência das ações adquiridas pelo Participante no âmbito do Plano e, ainda, estabelecer opções de recompra e/ou direitos de preferência para a aquisição das ações atribuídas aos Participantes.

No caso das Ações Restritas, os Participantes que sejam membros do Conselho de Administração estarão sujeitos a prazo de restrição à negociação (*lock-up*) das ações de **no mínimo 2 (dois) anos** a contar da efetiva entrega das ações.

(f) critérios para fixação do preço de aquisição ou exercício;

As ações que venham a ser adquiridas pelos Participantes do Plano são atribuídas aos Participantes sem custo ou contraprestação financeira. Caso, ao término do período de carência, a Companhia não possua em tesouraria número suficiente de ações de emissão da Companhia para transferir as ações aos Participantes, o Conselho de Administração poderá, a seu exclusivo critério, emitir ações, dentro do limite do capital autorizado, observada a legislação aplicável. Nesse caso, o preço de subscrição será estabelecido pelo Conselho de Administração, a seu critério, podendo estabelecer baixo valor, para fins de atendimento aos requisitos aplicáveis ao aumento de capital, incluindo para lotes de ações, de forma a preservar, da melhor forma possível, o equilíbrio econômico ao Participante e a natureza gratuita da outorga prevista no Plano.

O preço de referência de cada Ação Restrita será determinado pelo Conselho de Administração, a cada outorga, com base na média ponderada por volume da cotação da ação ordinária de emissão da Companhia negociada em até 90 (noventa) pregões que antecedem a data final de transcurso do prazo de carência ou a data da outorga.

O preço de referência de cada Ação de Performance será determinado pelo Conselho de Administração, a cada outorga, e será equivalente ao valor de R$ 8,25 (oito reais e vinte e cinco centavos), correspondente ao preço por ação aplicado no âmbito da oferta pública de distribuição primária e secundária de ações ordinárias de emissão da Companhia aprovada em 26.07.2023 e concluída em 11.08.23 e que resultou na transformação da Companhia em sociedade anônima de capital disperso e sem acionista controlador, corrigido com base na variação acumulada mensal do IPCA mais 5% ao ano desde 11.08.23 até a data da outorga ou a data final de transcurso do prazo de carência.

(g) critérios para fixação do prazo de aquisição ou exercício;

Conforme item "e" acima, formalizado o Contrato de Outorga com a Companhia, o participante somente adquirirá os direitos relativos às ações outorgadas depois de verificadas todas as condições previstas no Plano, no respectivo programa e no Contrato de Outorga específico.

Satisfeitas tais condições, desde que observados os requisitos legais e regulamentares pertinentes, após o transcurso do período de carência, a Companhia procederá a transferência ao participante da quantidade de ações correspondente às Ações a que o participante faça jus, sem qualquer custo para o participante.

(h) forma de liquidação;

Com o propósito de satisfazer a outorga de Ações Restritas e/ou Ações de Performance nos termos do Plano, a Companhia, sujeita à lei e regulamentação aplicáveis, transferirá ações mantidas em tesouraria por meio de operação privada, sem custo para o participante, respeitados eventuais períodos de restrição em vigor que possam proibir e/ou requerer a postergação da efetiva transferência das ações ordinárias de emissão da Companhia.

Caso, ao término do respectivo período de carência, a Companhia não possua em tesouraria número suficiente de ações de emissão da Companhia para transferir as Ações aos Participantes, o Conselho de Administração poderá, a seu exclusivo critério, emitir ações, dentro do limite do capital autorizado, observada a legislação aplicável. Nesse caso, o preço de subscrição será estabelecido pelo Conselho de Administração, a seu critério, podendo estabelecer baixo valor, para fins de atendimento aos requisitos aplicáveis ao aumento de capital, incluindo para lotes de ações, de forma a preservar, da melhor forma possível, o equilíbrio econômico ao participante e a natureza gratuita da outorga prevista no Plano.

Nos termos do programa ou Contrato de Outorga aplicáveis, o Conselho de Administração poderá estabelecer, alternativamente à entrega e transferência de parcela ou da totalidade das Ações correspondentes às Ações Restritas e/ou Ações de Performance, o pagamento de determinado montante em moeda corrente nacional.

(i) restrições à transferência das ações;

As Ações Restritas e/ou Ações de Performance poderão estar sujeitas a período de restrição, a ser determinado pelo Conselho de Administração, no qual as ações ordinárias de emissão da Companhia adquiridas em decorrência das Ações Restritas e/ou das Ações de Performance, conforme o caso, não poderão ser negociadas, alienadas, vendidas, permutadas, doadas, alugadas ou de qualquer outra forma transferida, bem como não poderão ser objeto de gravames ou outro ato de disposição, pelo participante.

Sem prejuízo do quanto estabelecido no Plano, o Conselho de Administração poderá subordinar a aquisição de direitos relacionados às Ações Restritas a determinadas condições, bem como impor período de restrição e outras restrições e condições à transferência das ações ordinárias de emissão da Companhia adquiridas pelo Participante no âmbito do Plano e, ainda, estabelecer opções de recompra e/ou direitos de preferência para a aquisição das ações ordinárias de emissão da Companhia atribuídas aos Participantes.

O Conselho de Administração não poderá estabelecer período de restrição inferior a 2 (dois) anos a Participantes que sejam Conselheiros de Administração.

(j) critérios e eventos que, quando verificados, ocasionarão a suspensão, alteração ou extinção do plano;

O Plano entrou em vigor quando da aprovação na 210ªAssembleia Geral da Companhia, e permanecerá vigente pelo prazo de 3 (três) anos, podendo ser extinto ou cancelado, a qualquer tempo, por decisão da Assembleia Geral ou, ainda, suspenso pelo Conselho de Administração, independentemente do consentimento dos participantes, sem prejuízo dos Contratos de Outorga em vigor existentes.

Em caso de operações de reorganização societária, tais como, mas não limitadas a incorporação, fusão, cisão e incorporação de ações, caberá ao Conselho de Administração, a seu exclusivo critério, determinar, no âmbito da estrutura societária resultante, a substituição das Ações Restritas e/ou Ações de Performance existentes por novo incentivo, ou a realização de ajustes nos Programas existentes, de forma a manter o equilíbrio das relações entre as partes.

(k) efeitos da saída do administrador dos órgãos do emissor sobre seus direitos previstos no plano de remuneração baseado em ações.

Exceto se de outra forma determinado pelo Conselho de Administração, ou estabelecido no programa ou Contrato de Outorga aplicável, em caso de término da relação jurídica existente entre o participante e a Companhia ou sociedade por ela controlada, por qualquer motivo ("Desligamento"), as seguintes regras deverão ser observadas.

Se o Desligamento ocorrer por iniciativa do participante, por qualquer motivo, incluindo pedido de demissão ou renúncia de sua posição ou cargo, ou se o Desligamento ocorrer por decisão da Companhia ou de suas controladas por justa causa ou violação dos deveres e atribuições de seu cargo, todas as Ações Restritas e/ou Ações de Performance existentes na data do Desligamento estarão automaticamente extintas, de pleno direito, independentemente de qualquer aviso ou notificação, e sem direito a qualquer indenização.

No caso de o Desligamento ocorrer por iniciativa da Companhia ou de suas controladas sem justa causa, ou sem violação dos deveres e atribuições de seu cargo de administrador, por encerramento de seu mandato sem que haja reeleição, ou, ainda, por aposentadoria, o participantes terá direito à parcela das Ações Restritas e/ou Ações de Performance proporcional ao período de carência transcorrido até a data do Desligamento, sendo que as demais Ações Restritas e/ou Ações de Performance estarão automaticamente extintas, de pleno direito, independentemente de qualquer aviso ou notificação, e sem direito a qualquer indenização. Nesse caso serão mantidos vigentes os demais termos e condições aplicáveis com relação à parcela proporcional das Ações Restritas e/ou Ações de Performance, de modo que a determinação do número de Ações e a efetivação da transferência das Ações permanecerá na forma e data prevista originalmente, desde que observados os demais termos e condições pertinentes aplicáveis ao Participante.

No caso de Desligamento por falecimento ou a invalidez permanente do participante, serão considerados antecipados os períodos de carência e o participante (ou seus herdeiros ou sucessores legais) fará jus à totalidade das Ações Restritas e/ou Ações de Performance outorgadas, sendo mantidos vigentes os demais termos e condições aplicáveis com relação às Ações Restritas e/ou Ações de Performance, de modo que a determinação do número de Ações e o prazo para a efetivação da transferência das Ações permanecerá na forma e data prevista originalmente, desde que observados os demais termos e condições pertinentes aplicáveis.

Não obstante as previsões acima, o Conselho de Administração, a seu exclusivo critério e sempre que julgar adequado aos interesses da Companhia, poderá estabelecer novos critérios e regras a serem aplicados no caso de Desligamento, assim como estabelecer tratamento diferenciado a cada participante no caso de Desligamento.

8.5. Em relação à remuneração baseada em ações sob a forma de opções de compra de ações reconhecida no resultado dos 3 últimos exercícios sociais e à prevista para o exercício social corrente, do conselho de administração e da diretoria estatutária, elaborar tabela com o seguinte conteúdo: (a) órgão; (b) número total de membros; (c) número de membros remunerados; (d) preço médio ponderado de exercício de cada um dos seguintes grupos de opções: (i) em aberto no início do exercício social; (ii) perdidas e expiradas durante o exercício social e (iii) exercidas durante o exercício social; e (e) diluição potencial em caso de exercício de todas as opções em aberto

A Companhia não possui plano de remuneração variável baseado em ações sob a forma de outorga de opções de compra de ações para os membros do Conselho de Administração e para a Diretoria Estatutária.

8.6. Em relação à cada outorga de opções de compra de ações realizada nos 3 últimos exercícios sociais e previstas para o exercício social corrente, do conselho de administração e da diretoria estatutária, elaborar tabela com o seguinte conteúdo: (a) órgão; (b) número total de membros; (c) número de membros remunerados; (d) data de outorga; (e) quantidade de opções outorgadas; (f) prazo para que as opções se tornem exercíveis; (g) prazo máximo para exercício das opções; (h) prazo de restrição à transferência das ações recebidas em decorrência do exercício das opções; (i) valor justo das opções na data da outorga; e (j) multiplicação da quantidade de ações outorgadas pelo valor justo das opções na data da outorga

A Companhia não possui plano de remuneração baseado em ações sob a forma de outorga de opções de compra de ações para os membros do Conselho de Administração e para a Diretoria Estatutária.

8.7 Em relação às opções em aberto do conselho de administração e da diretoria estatutária ao final do último exercício social, elaborar tabela com o seguinte conteúdo: (a) órgão; (b) número total de membros; (c) número total de membros; (d) em relação às opções ainda não exercíveis: (i) quantidade; (ii) data em que se tornarão exercíveis; (iii) prazo máximo para exercício das opções; (iv) prazo de restrição à transferência das ações; (v) preço médio ponderado de exercício; e (vi) valor justo das opções no último dia do exercício social; (e) em relação às opções exercíveis: (i) quantidade; (ii) prazo máximo para exercício das opções; (iii) prazo de restrição à transferência das ações; (iv) preço médio ponderado de exercício; e (v) valor justo das opções no último dia do exercício social; e (f) valor justo do total das opções no último dia do exercício social

A Companhia não possui plano de remuneração baseado em ações sob a forma de outorga de opções de compra de ações para os membros do Conselho de Administração e para a Diretoria Estatutária.

8.8. Em relação às opções exercidas relativas à remuneração baseada em ações do conselho de administração e da diretoria estatutária, nos 3 últimos exercícios sociais, elaborar tabela com o seguinte conteúdo: (a) órgão; (b) número total de membros; (c) número de membros remunerados; (d) número de ações; (e) preço médio ponderado de exercício; (f) preço médio ponderado de mercado das ações relativas às opções exercidas; (g) multiplicação do total das opções exercidas pela diferença entre o preço médio ponderado de exercício e o preço médio ponderado de mercado das ações relativas às opções exercidas.

A Companhia não possui plano de remuneração baseado em ações sob a forma de outorga de opções de compra de ações para os membros do Conselho de Administração e para a Diretoria Estatutária.

8.9. Em relação à remuneração baseada em ações, sob a forma de ações a serem entregues diretamente aos beneficiários, reconhecida no resultado dos 3 últimos exercícios sociais e à prevista para o exercício social corrente, do conselho de administração e da diretoria estatutária, elaborar tabela com o seguinte conteúdo: (a) órgão; (b) número total de membros; (c) número de membros remunerados; e (d) diluição potencial em caso de outorga de todas as ações aos beneficiários

Nos exercícios sociais encerrados em 31 de dezembro de 2022 e 2023, a Companhia não tinha remuneração baseada em ações, sob a forma de ações a serem entregues diretamente aos beneficiários, para os membros do Conselho de Administração e da Diretoria Estatutária.

Ações a serem entregues diretamente aos beneficiários - previsão para o exercício social corrente (2025)		
	Conselho de Administração	Diretoria Estatutária
Nº total de membros	9	9
Nº total de membros remunerados	9	9
Diluição potencial*	0,010%	0,032%

Ações a serem entregues diretamente aos beneficiários - exercício social finalizado (2024)		
	Conselho de Administração	Diretoria Estatutária
Nº total de membros	9	9
Nº total de membros remunerados	9	9
Diluição potencial	0,010%	0,050%

8.10 Em relação à cada outorga de ações realizada nos 3 últimos exercícios sociais e previstas para o exercício social corrente, do conselho de administração e da diretoria estatutária, elaborar tabela com o seguinte conteúdo: (a) órgão; (b) número total de membros; (c) número de membros remunerados; (d) data de outorga; (e) quantidade de ações outorgadas; (f) prazo máximo para entrega das ações; (g) prazo de restrição à transferência das ações; (h) valor justo das ações na data da outorga; e (i) multiplicação da quantidade de ações outorgadas pelo valor justo das ações na data da outorga

Nos exercícios sociais encerrados em 31 de dezembro de 2022 e 2023, a Companhia não tinha remuneração baseada em ações, sob a forma de ações a serem entregues diretamente aos beneficiários, para os membros do Conselho de Administração e da Diretoria Estatutária.

Ações a serem entregues diretamente aos beneficiários – previsão para o exercício social corrente (2025)		
	Conselho de Administração	**Diretoria Estatutária**
Nº total de membros	9	9
Nº total de membros remunerados	9	9
Data da outorga	02/05/2025	02/05/2025
Quantidade de ações outorgadas	290.699	958.932
Prazo máximo para entrega das ações	2 anos	3 anos
Prazo de restrição à transferência das ações	2 anos	Conforme determinação do Conselho de Administração
Valor justo das ações na data da outorga	8,65	9,72
	Preço médio ponderado por volume da cotação da Ação CPLE 3 negociada em até 60 (sessenta) pregões que antecedem a Data da Outorga (para fins de projeção foi utilizado dia 17/03/2025)	Preço projetado equivalente ao valor de R$ 8,25 (oito reais e vinte e cinco centavos) por cada Ação de Performance, corrigido com base na variação acumulada mensal do IPCA mais 5% ao ano desde 11.08.23 até a Data da Outorga (utilizado dia 02/05/2025)
Multiplicação da quantidade de ações outorgadas pelo valor justo das ações na data da outorga	2.514.550	9.320.827

Ações a serem entregues diretamente aos beneficiários - exercício social finalizado (2024)		
	Conselho de Administração	**Diretoria Estatutária**
Nº total de membros	9	8,17
Nº total de membros remunerados	9	9
Data da outorga	02/05/2024	02/05/2024
Quantidade de ações outorgadas	288.363	1.483.597
Prazo máximo para entrega das ações	30/04/2025 (Término do mandato em curso).	3 parcelas de 1/3 do valor total outorgado: 25/10/2025, 25/10/2026 e 25/10/2027 (Ações Restritas) ; 3 anos (Ações Performance)
Prazo de restrição à transferência das ações	2 anos	Sem restrição (Ações Restritas); 180 dias (Ações Performance)
Valor justo das ações na data da outorga	8,72	8,72 (Ações Restritas); 8,82 (Ações Performance)
	Preço médio ponderado preliminar por volume da cotação da Ação CPLE 3 negociada em até 60 (sessenta) pregões que antecedem a Data da Outorga (utilizado dia 02/05/2024)	Ações Restritas: Preço médio ponderado preliminar por volume da cotação da Ação CPLE 3 negociada em até 60 (sessenta) pregões que antecedem a Data da Outorga (utilizado dia 02/05/2024) Ações Performance: Preço equivalente ao valor de R$ 8,25 (oito reais e vinte e cinco centavos) por cada Ação de Performance, corrigido com base na variação acumulada mensal do IPCA mais 5% ao ano desde 11.08.23 até a Data da Outorga (utilizado dia 02/05/2024)
Multiplicação da quantidade de ações outorgadas pelo valor justo das ações na data da outorga	2.514.550	13.023.028

8.11 Em relação às ações entregues relativas à remuneração baseada em ações do conselho de administração e da diretoria estatutária, nos 3 últimos exercícios sociais, elaborar tabela com o seguinte conteúdo: (a) órgão; (b) número total de membros; (c) número de membros remunerados; (d) número de ações; (e) preço médio ponderado de aquisição;

(f) preço médio ponderado de mercado das ações adquiridas; e (g) multiplicação do total das ações adquiridas pela da diferença entre o preço médio ponderado de aquisição e o preço médio ponderado de mercado das ações adquiridas

Nos exercícios sociais encerrados em 31 de dezembro de 2022, 2023 e 2024 a Companhia não tinha ações a serem entregues diretamente aos beneficiários, para os membros do Conselho de Administração e para a Diretoria Estatutária nos três últimos exercícios sociais.

8.12 Descrição sumária das informações necessárias para a compreensão dos dados divulgados nos itens 8.5 a 8.11, tal como a explicação do método de precificação do valor das ações e das opções, indicando, no mínimo:

(a) modelo de precificação:

Plano de outorga ações restritas

A precificação das ações restritas tem como base o preço da ação negociada em mercado na data da outorga ajustada pelos dividendos sendo assim um dado observável.

Plano de outorga de ações restritas por performance

A Companhia irá adotar como método de precificação das ações restritas por performance o modelo Monte Carlo. Mas, até o momento não ocorreram outorgas para essa modalidade de plano de remuneração.

A Companhia compreende que o Monte Carlo é considerado um modelo apropriado para a precificação das ações restritas outorgadas a seus administradores, que considera em seu racional de cálculo as seguintes informações: preço atual da ação, o preço de exercício da opção, a volatilidade da opção, a taxa de juros livre de risco e o tempo até o vencimento

(b) dados e premissas utilizadas no modelo de precificação, incluindo o preço médio ponderado das ações, preço de exercício, volatilidade esperada, prazo de vida da opção, dividendos esperados e a taxa de juros livre de risco;

Plano de outorga ações restritas

Para as respectivas datas de outorga, adotou-se a cotação da ação ordinária na data da outorga, ajustada pelos dividendos esperados.

Os dados e premissas utilizadas no modelo de precificação são apresentados na tabela a seguir:

Ações outorgadas	Valor justo R$ (*)	Aprovação pelo CAD	Outorga e início do vesting	Aquisição dos direitos (vesting date)	Restrição até	Status
397.742	8,12	Ago.2024	02.05.2024	01.05.2025	01.05.2027	Em andamento
516.047	7,60	Out.2024	02.05.2024	25.10.2025	n/a	Em andamento
516.050	7,34	Out.2024	02.05.2024	25.10.2026	n/a	Em andamento
516.058	7,02	Out.2024	02.05.2024	25.10.2027	n/a	Em andamento

(*) Método de cálculo: Cotação da ação ordinária na data da outorga, ajustada pelos dividendos esperados

Plano de outorga de ações restritas por performance

Até o momento não ocorreram outorgas para as ações restritas de performance

(c) método utilizado e as premissas assumidas para incorporar os efeitos esperados de exercício antecipado;

Plano de ações restritas

O preço foi calculado com base no preço da ação ordinária na data da outorga, ajustada pelos dividendos esperados.

Plano de ações restritas por performance

Até o momento não ocorreram outorgas para as ações restritas de performance

(d) forma de determinação da volatilidade esperada;

A forma da volatilidade estimada utiliza dados históricos dos preços negociados da ação da Companhia.

(e) se alguma outra característica da opção foi incorporada na mensuração de seu valor justo

Não se aplica.

8.13 Informar a quantidade de ações, cotas e outros valores mobiliários conversíveis em ações ou cotas, emitidos, no Brasil ou no exterior, pelo emissor, seus controladores diretos ou indiretos, sociedades controladas ou sob controle comum, que sejam detidas por membros do conselho de administração, da diretoria estatutária ou do conselho fiscal, agrupados por órgão

AÇÕES DETIDAS POR MEMBROS DO CONSELHO DE ADMINISTRAÇÃO, DA DIRETORIA ESTATUTÁRIA E CONSELHEIROS FISCAIS >> Posição: Dezembro/2024			
Órgão	Quantidade de ações		
	ON	PNA	PNB
Conselho de Administração	603.710	-	-
Diretoria Estatutária	-	-	-
Conselho Fiscal	-	-	-

8.14. Em relação aos planos de previdência em vigor conferidos aos membros do conselho de administração e aos diretores estatutários, fornecer as seguintes informações em forma de tabela:

a. Órgão	Membros da Diretoria	Membros da Diretoria	Membros do Conselho de Administração
b. Número de membros	3	4	4
c. Número de membros remunerados	3	4	4
d. Nome do plano	Plano III	Plano IV	Plano III
e. Quantidade de administradores que reúnem condições para se aposentar (elegível)	1	0	1
f. Condições para se aposentar antecipadamente	45 anos de idade, com no mínimo 5 anos de contribuição.	45 anos de idade, com no mínimo 5 anos de contribuição.	45 anos de idade, com no mínimo 5 anos de contribuição.
g. Valor acumulado atualizado das contribuições até 31/01/2025, descontada a parcela relativa às contribuições feitas diretamente pelos administradores	**2.233.314,76**	**91.082,26**	**642.140,90**
h. Valor total acumulado das contribuições realizadas durante o período de 31/01/2024 a 31/01/2025, descontada a parcela relativa a contribuições feitas diretamente pelos administradores	**464.807,23**	**91.082,26**	**198.811,98**
i. Possibilidade de resgate antecipado e quais condições	Resgate de 100% das contribuições vertidas pelo participante, desde que desligado da patrocinadora.	Resgate de 100% das contribuições vertidas pelo participante, desde que desligado da patrocinadora.	Resgate de 100% das contribuições vertidas pelo participante, desde que desligado da patrocinadora.

8.15. Em forma de tabela, indicar, para os 3 últimos exercícios sociais, em relação ao conselho de administração, à diretoria estatutária e ao conselho fiscal:

	Diretoria Estatutária			Conselho de Administração			Conselho Fiscal		
	31/12/24	31/12/23	31/12/22	31/12/24	31/12/23	31/12/22	31/12/24	31/12/23	31/12/22
Nº de membros	8,17	7	7	9,00	9	9	3,75	5	5
Nº total de membros remunerados	8,58333	7,08333	7	8,83333	9,08333	8	3,00	4,4166672	5

Valor da maior remuneração (Reais)	14.349.355,81	1.693.062,88	879.234,46	2.078.751,40	411.609,60	227.827,80	168.740,80	155.498,40	131.885,16
Valor da menor remuneração¹ (Reais)	2.994.364,28	1.427.797,89	381.897,36	589.203,20	267.546,24	131.885,16	168.740,80	141.367,68	10.990,43
Valor médio da remuneração² (Reais)	4.689.922,07	1.416.710,52	832.725,55	947.179,09	329.211,24	257.247,18	155.550,85	141.928,64	134.404,22

Observação

Diretoria Estatutária	
31/12/2024	A Diretoria Estatutária do Emissor é composta por 9 (nove) diretores membros, sendo 1 (um) presidente, 5 (cinco) vice-presidentes e 3 (três) diretores. Os cálculos de remuneração média, da maior e menor remuneração foram apurados conforme especificado no item 10.2.8.13 do OFÍCIO CIRCULAR/ANUAL-2025-CVM/SEP de 27/02/2025. Informamos que o número de membros remunerados foi apurado conforme os critérios estabelecidos pelo item 8.2. Informamos que o membro com remuneração maior exerceu suas funções pelo período de 12 meses. Informamos que na apuração do valor da menor remuneração foram excluídos os membros que exerceram suas funções por menos de 12 meses. Foram considerados os valores referentes ao Plano de Outorga(s) de Ações Restritas.
31/03/2023	A Diretoria Estatutária do Emissor é composta de 7 (sete) diretores membros, sendo 6 (seis) diretores e 1 (um) adjunto. Conforme especificado no item 10.2.8.2 do OFÍCIO CIRCULAR/ANUAL-2024-CVM/SEP de 07/03/2024, o valor da remuneração média dos diretores, deve ser calculada dividindo o valor total de remuneração dos membros pelo número de membros remunerados, independentemente se houve ou não descontinuidade de vínculo de algum membro no exercício. Por outro lado, conforme o disposto no item 10.2.8.13, do mesmo ofício da CVM, a menor remuneração é aquela obtida dentre os membros que receberam remuneração durante os 12 (doze) meses do ano, desconsiderando eventuais diretores que tiveram vínculos parciais durante o exercício. Para o exercício de 2023, um membro da diretoria foi desconsiderado para o cálculo do valor mínimo da remuneração tendo em vista que teve seu vínculo descontinuado no exercício, o que justifica o valor da média da remuneração dos diretores ser inferior à remuneração mínima. Os valores consideram a deliberação da 209ª AGE de 18.12.2023, com a suplementação orçamentária para recomposição da remuneração e a restituição da previsão de pagamento de remuneração variável dos diretores.
31/12/2022	A Diretoria Estatutária da Copel é composta por 7 (sete) diretores membros, sendo 6 (seis) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.8.b do empregador, conforme o Ofício Circular/Anual-2023.
31/12/2021	A Diretoria Estatutária da Copel é composta por 7 (sete) diretores membros, sendo 6 (seis) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do Ofício Circular/Anual-2023.

Conselho de Administração	
31/12/2024	O Conselho de Administração do Emissor é composto por 9 (nove) conselheiros. Os cálculos de remuneração média, da maior e menor remuneração foram apurados conforme especificado no item 10.2.8.13 do OFÍCIO CIRCULAR/ANUAL-2025-CVM/SEP de 27/02/2025. Informamos que o número de membros remunerados foi apurado conforme os critérios estabelecidos pelo item 8.2. Informamos que o membro com remuneração maior exerceu suas funções pelo período de 12 meses. Informamos que na apuração do valor da menor remuneração foram excluídos os membros que exerceram suas funções por menos de 12 meses. Foram considerados os valores referentes ao Plano de Outorga(s) de Ações Restritas.
31/03/2023	O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. Conforme especificado no item 10.2.8.2 do OFÍCIO CIRCULAR/ANUAL-2024-CVM/SEP de 07/03/2024, o valor da remuneração média dos conselheiros, deve ser calculada dividindo o valor total de remuneração dos membros pelo número de membros remunerados, independentemente se houve ou não descontinuidade de vínculo de algum membro no exercício. Por outro lado, conforme o disposto no item 10.2.8.13, do mesmo ofício da CVM, a menor remuneração é aquela obtida dentre os membros que receberam remuneração durante os 12 (doze) meses do ano, desconsiderando eventuais conselheiros que tiveram vínculos parciais durante o exercício. Os valores consideram a deliberação da 209ª AGE de 18.12.2023, pela suplementação orçamentária para recomposição da remuneração.
31/12/2022	O Conselho de Administração da Copel é composto por 9 (nove) conselheiros, sendo que 1 (um) deles não é remunerado pelo conselho de administração, pois já recebe remuneração como Diretor Presidente da Companhia. Dos demais, em 2022, todos receberam remuneração da Copel em 12 (doze) meses. A remuneração média dos conselheiros é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.8.b do Ofício Circular/Anual-2023.
31/12/2021	O Conselho de Administração da Copel é composto por 9 (nove) conselheiros, sendo que 1 (um) deles não é remunerado pelo conselho de administração, pois já recebe remuneração como Diretor Presidente da Companhia. Dos demais, em 2021, 3 (três) receberam remuneração da Copel em 12 (doze) meses. A remuneração média dos conselheiros é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do Ofício Circular/Anual-2023.

Conselho Fiscal	
31/12/2024	O Conselho Fiscal do Emissor é composto por 3 (três) conselheiros. Os cálculos de remuneração média, da maior e menor remuneração foram apurados conforme especificado no item 10.2.8.13 do OFÍCIO CIRCULAR/ANUAL-2025-CVM/SEP de 27/02/2025. Informamos que o número de membros remunerados foi apurado conforme os critérios estabelecidos pelo item 8.2. Um dos nossos membros renunciou à remuneração, e por isso não foi considerado para o cálculo do valor médio da remuneração anual, embora permaneça a ser computado para a indicação do número de membros. Informamos que o membro com remuneração maior exerceu suas funções pelo período de 12 meses. Informamos que na apuração do valor da menor remuneração foram excluídos os membros que exerceram suas funções por menos de 12 meses.
31/03/2023	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. Conforme especificado no item 10.2.8.2 do OFÍCIO CIRCULAR/ANUAL-2024-CVM/SEP de 07/03/2024, o valor da remuneração média dos conselheiros, deve ser calculada dividindo o valor total de remuneração dos membros pelo número de membros remunerados, independentemente se houve ou não descontinuidade de vínculo de algum membro no exercício. Por outro lado, conforme o disposto no item 10.2.8.13, do mesmo ofício da CVM, a menor remuneração é aquela obtida dentre os membros que receberam remuneração durante os 12 (doze) meses do ano, desconsiderando eventuais conselheiros que tiveram vínculos parciais durante o exercício. Em 2023, 02 (dois) membros receberam remuneração do emissor em 12 (doze) meses. O suplente será remunerado se for convocado para alguma reunião. O número de membros foi apurado da forma especificada no item 10.2.8.b do OFÍCIO CIRCULAR/ANUAL-2023- CVM/SEP. Os valores consideram a deliberação da 209ª AGE de 18.12.2023, pela suplementação orçamentária para recomposição da remuneração.
31/12/2022	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. Em 2022, 5 (cinco) membros receberam remuneração do emissor em 12 (doze) meses. O suplente será remunerado se for convocado para alguma reunião. O número de membros foi apurado da forma especificada no item 10.2.8.b do Ofício Circular/Anual-2023.
31/12/2021	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião. O número de membros foi apurado da forma especificada no item 10.2.13.b do Ofício Circular/Anual-2022.

8.16. Descrever arranjos contratuais, apólices de seguros ou outros instrumentos que estruturem mecanismos de remuneração ou indenização para os administradores em caso de destituição do cargo ou de aposentadoria, indicando quais as consequências financeiras para o emissor

A Companhia não possui instrumentos de indenização para os Administradores em caso de destituição do cargo ou aposentadoria.

No entanto, a critério do Conselho de Administração, mediante recomendação do Comitê de Gente, poderão ser destinados valores a título de cessação em razão de destituição do cargo, sem prejuízo do montante global aprovado em AGO.

8.17. Em relação aos 3 últimos exercícios sociais e à previsão para o exercício social corrente, indicar o percentual da remuneração total de cada órgão reconhecida no resultado do emissor referente a membros do conselho de administração, da diretoria estatutária ou do conselho fiscal que sejam partes relacionadas aos controladores, diretos ou indiretos, conforme definido pelas regras contábeis que tratam desse assunto.

Nos exercícios sociais encerrados em 31 de dezembro de 2024, 2023 e 2022, não existiram partes relacionadas ao controlador que integraram o Conselho de Administração, a Diretoria Estatutária ou o Conselho Fiscal da Companhia.

Tendo em vista a concretização da transformação em corporação (companhia com capital disperso sem controlador) da Companhia em 11.08.2023 e a consequente ausência de controlador, desde então, este item 8.17 não é aplicável.

8.18. Em relação aos 3 últimos exercícios sociais e à previsão para o exercício social corrente, indicar os valores reconhecidos no resultado do emissor como remuneração de membros do conselho de administração, da diretoria estatutária ou do conselho fiscal, agrupados por órgão, por qualquer razão que não a função que ocupam, como por exemplo, comissões e serviços de consultoria ou assessoria prestados

Nos exercícios sociais encerrados em 31 de dezembro de 2024, 2023 e 2022, não foram reconhecidos valores no resultado da Companhia indicados como remuneração de Administradores e membros do Conselho Fiscal, agrupados por órgão, recebidos por qualquer razão que não a função que ocupam.

8.19. Em relação aos 3 últimos exercícios sociais e à previsão para o exercício social corrente, indicar os valores reconhecidos no resultado de controladores, diretos ou indiretos, de sociedades sob controle comum e de controladas do emissor, como remuneração de membros do conselho de administração, da diretoria estatutária ou do conselho fiscal do emissor, agrupados por órgão, especificando a que título tais valores foram atribuídos a tais indivíduos

Nos três últimos exercícios sociais, não houve remuneração dos membros da Administração e Conselho Fiscal reconhecidas no resultado de controladas da Companhia, dos controladores diretos ou indiretos da Companhia ou de sociedades sob controle comum.

8.20. Fornecer outras informações que o emissor julgue relevantes

As informações relevantes já foram apresentadas nos textos contidos neste documento.

Anexo IV

FRE - Indicado PREFERENCIALISTA
para compor o Conselho de Administração da Copel Holding

Nome	CPF	Nacionalidade	Data de nascimento	Profissão
GERALDO CORRÊA DE LYRA JUNIOR	050.877.478-09	Brasil	15/08/1964	Coronel-Aviador
Experiência profissional/Critérios de independência				
Membro do Conselho de Administração (desde 2023), Coordenador do Comitê de Desenvolvimento Sustentável (desde 2024) da Companhia Paranaense de Energia S.A.; Membro do Comitê de Investimentos e Inovação (2023-2024), e do Comitê de Minoritários (2023) da Companhia Paranaense de Energia S.A.				
Declarou, nos termos da Resolução CVM nº 50/2021 e suas atualizações, que não se enquadra como pessoa politicamente exposta.				

FRE - Indicados ORDINALISTAS
para compor o Conselho de Administração da Copel Holding

Nome	CPF	Nacionalidade	Data de nascimento	Profissão
MARCEL MARTINS MALCZEWSKI	445.212.009-15	Brasil	08/12/1964	Engenheiro Eletricista

Experiência profissional/Critérios de independência

Presidente do Conselho de Administração da Companhia Paranaense de Energia S.A. (desde 2019); Membro dos Conselhos de Administração da AMcom Sistemas de Informação S.A. (desde 2019), da InfoPrice S.A. (desde 2018), da Velsis Participações Societárias S.A. (desde 2016), da Positivo Tecnologia (desde 2021), da Aevo Tecnologia da Informação S.A. (desde 2022); Diretor Presidente e Conselheiro da TM3 Capital S.A. (desde 2014); e Administrador da M3 Investimentos Ltda (desde 2011) e da Acelera Espirito Santo Ltda (desde 2022).

Declarou, nos termos da Resolução CVM nº 50/2021 e suas atualizações, que não se enquadra como pessoa politicamente exposta.

Nome	CPF	Nacionalidade	Data de nascimento	Profissão
MARCO ANTONIO BARBOSA CANDIDO	081.286.208-27	Brasil	06/03/1969	Engenheiro de Mecânica Aeronáutica

Experiência profissional/Critérios de independência

Membro do Conselho de Administração (desde 2018), Coordenador do Comitê de Investimentos e Inovação (desde 2023), e Membro do Comitê de Auditoria Estatutário (2018-2024) da Companhia Paranaense de Energia S.A.; Membro do Conselho de Administração da Copel Distribuição S.A. (2022-2023); Conselheiro de Administração independente da AEBEL (desde 2021); Conselheiro de Administração independente da Princecampos (desde 2020); Conselheiro da Athena Saúde S.A. (desde 2020); CEO e Sócio Fundador da MBC Consultoria (desde 2016).

Declarou, nos termos da Resolução CVM nº 50/2021 e suas atualizações, que não se enquadra como pessoa politicamente exposta.

Nome	CPF	Nacionalidade	Data de nascimento	Profissão
VIVIANE ISABELA DE OLIVEIRA MARTINS	024.875.636-21	Brasil	22/08/1976	Engenheira Industrial Mecânica

Experiência profissional/Critérios de independência

Membro do Conselho de Administração (desde 2024), Coordenadora do Comitê de Gente (desde maio 2024), e Membro do Comitê de Ética (desde maio 2024) da Companhia Paranaense de Energia S.A.; CEO do Grupo Falconi (2018-2025); e Managing Partner da Falconi Consultores (2014-2025).

Declarou, nos termos da Resolução CVM nº 50/2021 e suas atualizações, que não se enquadra como pessoa politicamente exposta.

Nome	CPF	Nacionalidade	Data de nascimento	Profissão
PEDRO FRANCO SALES	098.446.557-06	Brasil	07/09/1977	Engenheiro de Produção Elétrica

Experiência profissional/Critérios de independência

Membro do Conselho de Administração da Companhia Paranaense de Energia S.A. (desde 2024); Membro do Conselho de Administração da GPS Participações e Emp. S.A. (desde 2023); Membro do Conselho de Administração do Hospital Mater Dei S.A. (desde 2023); Sócio Fundador e Gestor de Ações da Verde Asset Management (2015-2022); e Membro do Conselho de Administração da Cyrela Commercial Properties (2011-2021).

Declarou, nos termos da Resolução CVM nº 50/2021 e suas atualizações, que não se enquadra como pessoa politicamente exposta.

Nome	CPF	Nacionalidade	Data de nascimento	Profissão
JACILDO LARA MARTINS	275.032.241-34	Brasil	28/10/1966	Bacharel em Direito

Experiência profissional/Critérios de independência

Membro do Conselho de Administração (desde 2023) e do Coordenador do Comitê de Segurança Cibernética e Segurança da Informação (desde jun. 2024) da Companhia Paranaense de Energia S.A.; Comitê de Minoritários da Companhia Paranaense de Energia S.A. (2023) e Gerente da Tecnologia da Informação na Itaipu Binacional (1991-2019).

Declarou, nos termos da Resolução CVM nº 50/2021 e suas atualizações, que não se enquadra como pessoa politicamente exposta.

FRE - Indicados ORDINALISTAS
para compor o Conselho de Administração da Copel Holding

Nome	CPF	Nacionalidade	Data de nascimento	Profissão
RAUL ALMEIDA CADENA	007.544.507-75	Brasil	11/03/1976	Engenheiro Eletrônico
Experiência profissional/Critérios de independência				
Sócio Fundador da Racadena Ltda (desde 2024); Vice-Presidente de Clientes e Comercialização de Energia (2021-2023) e CFO (2014-2021) da Auren Energia; e Conselheiro de Administração da CESP (2019-2021).				
Declarou, nos termos da Resolução CVM nº 50/2021 e suas atualizações, que não se enquadra como pessoa politicamente exposta.				

Nome	CPF	Nacionalidade	Data de nascimento	Profissão
AUGUSTO CEZAR TAVARES BAIÃO	665.168.627-53	Brasil	08/02/1960	Economista
Experiência profissional/Critérios de independência				
Presidente do Conselho de Administração, do grupo Wilson Sons (desde 2023); Membro do Conselho da Brasif; Membro do Conselho de Infraestrutura da FIRJAN; Sócio-Administrador da Racadena Ltda; e CEO do grupo Wilson Sons (2000-2021).				
Declarou, nos termos da Resolução CVM nº 50/2021 e suas atualizações, que não se enquadra como pessoa politicamente exposta.				

Nome	CPF	Nacionalidade	Data de nascimento	Profissão
MOACIR CARLOS BERTOL	171.720.479-15	Brasil	18/09/1952	Engenheira Eletricista
Experiência profissional/Critérios de independência				
Membro do Conselho de Administração da Centrais Elétricas do Rio Jordão - Elejor (desde 2019); Diretor Geral e Membro do Conselho de Administração da Copel Geração e Transmissão S.A.(2019-2024); Membro do Conselho de Administração da Copel Comercialização S.A. (2023-2024); Diretor de Comercialização de Energia da Copel Geração e Transmissão S.A. (julho/2023-nov/2023); Diretor Geral da Copel Comercialização S.A. (julho/2023-nov/2023); Secretário Executivo do Conselho de Administração da F.D.A. Geração de Energia Elétrica S.A. (2019-2022); Diretor de Operação e Manutenção de Geração e Transmissão da Copel Geração e Transmissão S.A.(jun/2021-set/2021); Diretor Executivo das Subsidiárias Integrais da Copel Geração e Transmissão S.A. (jun/2021-set/2021); Diretor Presidente da F.D.A. Geração de Energia Elétrica S.A. (2019-2020); Secretário-Adjunto da Secretaria de Planejamento e Desenvolvimento Energético do Ministério de Minas e Energia (2011-2019).				
Declarou, nos termos da Resolução CVM nº 50/2021 e suas atualizações, que se enquadra como pessoa politicamente exposta.				

7.4. Composição dos Comitês

Não se aplica.

7.5. Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre: (a) administradores do emissor; (b) (i) administradores do emissor e (ii) administradores de controladas, diretas ou indiretas, do emissor; (c) (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor; (d) (i) administradores do emissor e (ii) administradores das sociedades controladoras diretas e indiretas do emissor

Não há existência de relação conjugal, união estável ou grau de parentesco até o segundo grau entre:

a) administradores da Companhia;
b) administradores da Companhia e administradores de controladas, diretas ou indiretas, da Companhia;
c) administradores da Companhia ou de suas controladas, diretas ou indiretas e controladores diretos ou indiretos da Companhia; e
d) administradores da Companhia e administradores das sociedades controladoras diretas e indiretas da Companhia.

7.6. Informar sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores do emissor e: (a) sociedade controlada, direta ou indiretamente, pelo emissor, com exceção daquelas em que o emissor detenha, direta ou indiretamente, participação igual ou superior a 99% (noventa e nove por cento) do capital social; (b) controlador direto ou indireto do emissor; e (c) caso seja relevante, fornecedor, cliente, devedor ou credor do emissor, de sua controlada ou controladoras ou controladas de alguma dessas pessoas

Nos últimos 3 exercícios, não houve relações de subordinação, prestação de serviço ou controle mantidas, entre administradores da Companhia e sociedade controlada, direta ou indiretamente. Ressalta-se que desde 11/08/2023 a Companhia transformou-se em Corporação, sendo uma sociedade anônima de capital aberto, dotada de personalidade jurídica de direito privado, sem acionista controlador.

Conforme parecer constante no Background Check dos indicados, não houve relações de subordinação, prestação de serviço ou controle mantidas, entre administradores do emissor e sociedade controlada, direta ou indiretamente, pelo emissor; controlador direto ou indireto do emissor. Com exceção do indicado Moacir Carlos Bertol, o qual foi Diretor Geral da Copel Geração e Transmissão S.A. até dezembro/2024, subsidiária integral da Companhia Paranaense de Energia - Copel.